Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and between

BIOSANTE PHARMACEUTICALS, INC.

and

ANIP ACQUISITION COMPANY

Dated as of October 3, 2012

ARTICLE IV. Representations and Warranties of the Company		39
4.1	Organization, Standing and Power	39
4.2	Capital Structure	40
4.3	Authority; Non-Contravention; Consent	41
4.4	SEC Documents; Undisclosed Liabilities	42
4.5	Compliance with Applicable Laws	44
4.6	Legal Proceedings	44
4.7	Taxes	45
4.8	Certain Agreements	46
4.9	Benefit Plans	48
4.10	Absence of Certain Changes or Events	51
4.11	Board Approval	51
4.12	Takeover Statutes	51
4.13	Properties	51
4.14	Intellectual Property	52
4.15	Regulatory Matters	55
4.16	Environmental Matters	59
4.17	Labor and Employment Matters	59
4.18	Insurance	60
4.19	Registration Statement; Joint Proxy Statement/Prospectus	60
4.20	Affiliate Transactions	61
4.21	Brokers or Finders	61
4.22	Exchange Act Registration; NASDAQ Listing	61
4.23	News Releases	61
4.24	Disclosure	62

ARTICLE V. Covenants		62
5.1	Conduct of ANI Business During Interim Period	62
5.2	Conduct of the Company Business During Interim Period	65
5.3	No Solicitation by ANI	68
5.4	No Solicitation by the Company	69
5.5	Access to Information	72
5.6	Registration Statement; Related Matters	73
5.7	ANI Special Meeting; ANI Board Recommendation	74
5.8	Company Special Meeting; Company Board Recommendation	75
5.9	Reasonable Best Efforts	76
5.10	Public Announcements	76
5.11	Notification of Certain Matters	76
5.12	Indemnification of Company Directors and Officers	77
5.13	Indemnification of ANI Directors and Officers	78
5.14	Composition of the Company Board; Officers	80
5.15	Listing of Shares	81
5.16	Convertible Notes	81
5.17	Employee Benefit Matters	81
5.18	Takeover Statutes	83
5.19	Further Assurances	84
5.20	Stockholder Litigation	84

5.21	Net Cash	84
5.22	Amending Party	84
5.23	Asset Letter of Intent	85
5.24	ANI Warrants	85

ARTICLE VI. Conditions Precedent		85
6.1	Conditions to Each Party’s Obligation to Effect the Merger	85
6.2	Conditions to Obligations of ANI	86
6.3	Conditions to Obligations of the Company	87

ARTICLE VII. Termination		88
7.1	Termination	88
7.2	Notice of Termination; Effect of Termination	90
7.3	Fees and Expenses	90

ARTICLE VIII. General Provisions		92
8.1	Non-Survival of Representations, Warranties, Covenants and Agreements	92
8.2	Amendment and Modification	92
8.3	Waiver of Compliance; Consents	92
8.4	Notices	92
8.5	Assignment; Third-Party Beneficiaries	93
8.6	Governing Law	93
8.7	Other Remedies; Specific Enforcement; Consent to Jurisdiction	93
8.8	Counterparts	94
8.9	Severability	94
8.10	Interpretation	95
8.11	Entire Agreement	96
8.12	Deliveries	96
8.13	Arbitration Concerning Litigation Reserve	96
8.14	WAIVER OF JURY TRIAL	96

Schedules

Schedule I	ANI Stockholders to Sign Voting Agreements
Schedule II	Company Stockholders to Sign Voting Agreements
Schedule III	Company Directors and Officers after Effective Time

Exhibits

Exhibit A-1	Form of Voting Agreement — Meridian Venture Partners II, L.P.
Exhibit A-2	Form of Voting Agreement — Other Stockholders
Exhibit B	Form of Company Charter Amendments
Exhibit C	Form of Lock-Up Agreement

INDEX OF DEFINED TERMS

Page

Acquisition Proposal	68
Action	19
Adjusted Outstanding Company Shares	6
Affiliate	38
Agreement	1
Amending Party	84
ANI	1
ANI Benefit Plan	24
ANI Board	27
ANI Board Recommendation	75
ANI Common Stock	15
ANI Contracts	23
ANI Director Designees	80
ANI Disclosure Schedule	13
ANI Executives	82
ANI Indemnified Person	79
ANI IP	28
ANI IP Contract	30
ANI Licensed IP	29
ANI Percentage	6
ANI Permits	32
ANI Permitted Liens	28
ANI Policies	37
ANI Preferred Stock	15
ANI Products	31
ANI Regulatory Agency	32
ANI Regulatory Filings	32
ANI Series A Preferred Stock	4
ANI Series B Preferred Stock	4
ANI Series C Preferred Stock	4
ANI Series D Preferred Stock	3
ANI Shares	3
ANI Special Meeting	74
ANI Stockholder Approval	17
ANI Termination Fee	90
ANI Unaudited Interim Balance Sheet	18
ANI Warrants	15
Applicable Law	19
Applicable Period	82
August Warrants	40
Business Day	2

v

Certificate	4
Certificate of Merger	2
Change in ANI Board Recommendation	69
Change in Company Board Recommendation	71
Closing	2
Closing Date	2
COBRA	25
Code	1
Company	1
Company 401(k) Plan	83
Company Benefit Plan	48
Company Board	51
Company Board Recommendation	75
Company Certificate of Amendment	2
Company Charter Amendments	2
Company Class C Special Stock	40
Company Common Stock	2
Company Contracts	48
Company Convertible Notes	40
Company Director Designees	80
Company Disclosure Schedule	39
Company Executives	81
Company Financial Advisor	61
Company Financial Statements	43
Company Indemnified Person	77
Company IP Contract	53
Company Licensed IP	52
Company Notice	72
Company Owned IP	52
Company Percentage	6
Company Permit	55
Company Permitted Liens	52
Company Policies	60
Company Preferred Stock	40
Company Products	55
Company Regulatory Agency	55
Company Regulatory Filings	55
Company SEC Documents	42
Company Special Meeting	75
Company Stockholder Approval	41
Company Tail Policies	78
Company Termination Fee	90
Company Warrant Amount	6
Confidentiality Agreement	73
Contingent Value Rights	66
Contract	21

CVR Agreement	66
Damages	77
Delaware Secretary	2
Delayed Severance Amounts	82
Determination Date	6
DGCL	1
Dispute	10
Dispute Notice	10
Dissenting Shares	12
Effective Time	2
Environmental Claim	36
Environmental Laws	36
Environmental Permits	36
ERISA	24
ERISA Affiliate	24
Evaluation Date	43
Exchange Ratio	9
Expenses	90
FCPA	33
FDA	17
FDCA	32
Federal Health Care Program	34
GAAP	18
Government Authority	17
Hazardous Materials	36
HIPAA	35
HSR Act	85
Indebtedness	22
Indenture	40
Independent Accountant	11
Intellectual Property	28
Intellectual Property Rights	28
Interim Period	62
IRS	25
Joint Proxy Statement/Prospectus	38
knowledge	95
Letter of Intent	85
Lien	27
material	14
Material Adverse Effect	14
Merger	1
Merger Consideration	4
Merger Shares	6
Minimum Net Cash	87
NASDAQ	42
Net Cash	6

Net Cash Calculation	10
Net Cash Schedule	9
Order	19
Other Parties	91
Outside Date	88
Parties	1
Patents	28
PBGC	24
Person	12
PHSA	32
Programs	35
Rabbi Trust	82
Registered IP	29
Registration Statement	60
Representatives	68
Response Date	10
Reverse Stock Split	3
SEC	38
Securities Act	16
Series A Exchange Ratio	9
Series B Exchange Ratio	9
Series B Preference Amount	5
Series C Exchange Ratio	9
Series C Preference Amount	5
Series D Exchange Ratio	9
Series D Preference Amount	5
Share Value	4
Social Security Act	35
Subsidiary	14
Superior Proposal	70
Surviving Corporation	2
Takeover Statute	27
Tax	21
Tax Returns	21
Taxable	21
Taxes	21
Termination Fees	90
Violation	17
Voting Agreements	1
Voting Debt	15

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 3, 2012 (this “Agreement”), is by and between BioSante Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and ANIP Acquisition Company (d/b/a ANI Pharmaceuticals), a Delaware corporation (“ANI”).  The Company and ANI are sometimes referred to in this Agreement as the “Parties”.

A.            The Company and ANI intend to effect a merger of ANI with and into the Company (the “Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”).

B.            Immediately before the Effective Time of the Merger, and subject to stockholder approval, the Company intends to effect a Reverse Stock Split.

C.            The board of directors of the Company has approved unanimously and declared advisable the Merger, upon the terms and subject to the conditions set forth herein, has determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its stockholders, and has determined to recommend that the Company stockholders adopt this Agreement and approve the Company Charter Amendments, the Merger and the issuance of Company Common Stock as contemplated by this Agreement.

D.            The board of directors of ANI has approved unanimously and declared advisable the Merger, upon the terms and subject to the conditions set forth herein, has determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, ANI and its stockholders, and has determined to recommend that ANI stockholders adopt this Agreement and approve the Merger as contemplated by this Agreement.

E.             It is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

F.             In order to induce the Company to enter into this Agreement and to cause the Merger to be consummated, the Company and the stockholders of ANI listed on Schedule I hereto are executing voting agreements and irrevocable proxies in favor of the Company concurrently with the execution and delivery of this Agreement in the forms substantially attached hereto as Exhibit A-1 and Exhibit A-2 (the “Voting Agreements”).

G.            In order to induce ANI to enter into this Agreement and to cause the Merger to be consummated, ANI and the stockholders of the Company listed on Schedule II hereto are executing Voting Agreements in favor of ANI concurrently with the execution and delivery of this Agreement.

Accordingly, and in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and intending to be legally bound, the Parties agree as follows:

ARTICLE I.
The Transactions

1.1           The Merger.  At the Effective Time, and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, ANI will be merged with and into the Company, with the Company being the surviving entity. The Company, as the surviving entity of the Merger, is hereinafter sometimes referred to as the “Surviving Corporation”. At the Effective Time, and as a result of the approval of the Company Charter Amendments, the name of the Surviving Corporation will be changed to “ANI Pharmaceuticals, Inc.”

1.2           Effects of the Merger.  The effects of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.  Without limiting the foregoing, at the Effective Time, by virtue of the Merger and in accordance with the DGCL, all of the property, rights, privileges, powers and franchises of ANI will vest in the Surviving Corporation, and all debts, liabilities and duties of ANI will become the debts, liabilities and duties of the Surviving Corporation.

1.3           Closing; Effective Time.  Unless this Agreement is terminated pursuant to Article VII hereof, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) will take place through the remote exchange of electronic copies of executed documents on the second (2nd) Business Day after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing), or at such other place or on such other date as is mutually agreeable to the parties hereto.  The date of the Closing is herein referred to as the “Closing Date”.  At the Closing, the parties hereto will cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”), in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be agreed to in writing by the parties hereto and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).  For the purposes of this Agreement, “Business Day” means each day other than a Saturday, Sunday or any other day when commercial banks in New York, New York are authorized or required by law to close.

1.4           Recapitalization of Company Common Stock.

(a)           Effective as of the close of business on the Business Day immediately prior to the Effective Time, and subject to receipt of the requisite stockholder approval at the Company Special Meeting of amendments to the certificate of incorporation of the Company (the “Company Charter Amendments”), in the forms attached hereto as Exhibit B, the Company will cause to be filed a Certificate of Amendment to its Certificate of Incorporation (the “Company Certificate of Amendment”), whereby without any further action on the part of the Company, ANI or any stockholder of the Company:

(i)            each share of common stock, $0.0001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the filing of the Company Certificate of Amendment will be converted into and become a fractional number of fully paid and nonassessable shares of Company Common Stock to be determined by the Company and ANI, but which in any event will be between the range of one-for-two and one-for-five (the “Reverse Stock Split”); and

(ii)           any shares of Company Common Stock held as treasury stock or held or owned by the Company immediately prior to the filing of the Company Certificate of Amendment will each be converted into and become an identical fractional number of shares of Company Common Stock, as determined by the Company and ANI in connection with Section 1.4(a)(i) above.

(b)           No fractional shares of Company Common Stock will be issued in connection with the Reverse Stock Split, and no certificates or scrip for any such fractional shares will be issued.  Any holder of Company Common Stock who otherwise would be entitled to receive a fraction of a share of Company Common Stock (after aggregating all fractional shares of Company Common Stock issuable to such holder) will, in lieu of such fraction of a share and upon surrender of such holder’s certificate representing such fractional shares of Company Common Stock, be paid in cash the dollar amount (provided to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Company Common Stock on The NASDAQ Global Market on the date immediately preceding the effective date of the Reverse Stock Split.

(c)           The Exchange Ratio determined in accordance with Section 2.2 will be appropriately adjusted at the Effective Time to account for the effect of the Reverse Stock Split without enlarging or diluting the relative rights and ownership of the stockholders of ANI and stockholders of the Company resulting from such Exchange Ratio.

1.5           Lock-Up Agreements.  Concurrently with the execution hereof, the chief executive officer and chief financial officer of ANI and each holder of ANI Shares set forth on Schedule I is entering into a Lock-up Agreement in the form attached hereto as Exhibit C.

ARTICLE II.
Conversion and Cancellation of Securities

2.1           Cancellation and Conversion of ANI Securities.  As of the Effective Time, by virtue of the Merger, and without any action on the part of the holders of any of the shares of capital stock of ANI (“ANI Shares”):

(a)           Except as otherwise provided in Section 2.1(d) or Section 2.4, each share of series D convertible preferred stock, par value $0.10 per share, of ANI (“ANI Series D Preferred Stock”) outstanding immediately prior to the Effective Time will be automatically converted into the right to receive that number of shares of Company Common Stock equal to the Series D Exchange Ratio (as determined pursuant to Section 2.2 (all such shares of Company Common Stock to be issued pursuant to this Section 2.1(a) or 2.1(f), together with cash in lieu of any fractional shares of Company

Common Stock paid pursuant to Section 2.3(d), are collectively referred to herein as the “Merger Consideration”).

(b)           Each share of ANI’s series C convertible preferred stock, par value $0.10 per share (the “ANI Series C Preferred Stock”), ANI’s series B convertible preferred stock, par value $0.10 per share (the “ANI Series B Preferred Stock”), ANI’s series A convertible preferred stock (the “ANI Series A Preferred Stock”), par value $0.10 per share, and ANI Common Stock, in each case outstanding immediately prior to the Effective Time, will be canceled without consideration therefor, except as may be provided in Section 2.1(f) for the ANI Series C Preferred Stock, the ANI Series B Preferred Stock and the ANI Series A Preferred Stock.

(c)           Each option, warrant or other right to purchase shares of ANI capital stock outstanding immediately prior to the Effective Time will be canceled without consideration therefor other than the ANI Warrants which, at and after the Effective Time, will not represent the right to acquire any equity or other interest in the Surviving Corporation.

(d)           As of the Effective Time, subject to Section 2.4, all such cancelled and/or converted ANI Shares will no longer be outstanding and will automatically be canceled and will cease to exist, and each certificate which immediately prior to the Effective Time represented any such ANI Shares (each, a “Certificate”) will thereafter represent only the right (and, except as provided in Section 2.1(f), only in the case of the shares of ANI Series D Preferred Stock) to receive the applicable portion of the Merger Consideration in exchange therefor in accordance with Section 2.3.

(e)           Each ANI Share held by ANI or any of the ANI Subsidiaries or owned by the Company or any of the Company Subsidiaries immediately prior to the Effective Time will be canceled, and no payment will be made with respect thereto.

(f)            In the event the product of (x) the Merger Shares and (y) the volume weighted average price (rounded to the nearest cent) of the Company Common Stock on The NASDAQ Global Market (as reported by Bloomberg L.P. or, if not reported thereby, by another authoritative source mutually agreed by the Company and ANI) for the five (5) consecutive trading days immediately preceding the second trading day prior to the Closing Date, as adjusted for the Reverse Stock Split (the “Share Value”):

(i)            exceeds the Series D Preference Amount, but does not exceed an amount equal to the Series D Preference Amount plus the Series C Preference Amount, then that number of Merger Shares with a Share Value in excess of the Series D Preference Amount will be allocated to the ANI Series C Preferred Stock and each share of (A) ANI Series D Preferred Stock will be automatically converted into the right to receive that number of shares of Company Common Stock equal to the Series D Exchange Ratio and (B) Series C Preferred Stock will be automatically converted into the right to receive that number of shares of Company Common Stock equal to the Series C Exchange Ratio (each as determined pursuant to Section 2.2); or

(ii)           exceeds the Series D Preference Amount plus the Series C Preference Amount, but does not exceed an amount equal to the Series D Preference Amount plus the Series C Preference Amount plus the Series B Preference Amount, then that number of Merger Shares with a Share Value in excess of the Series D Preference Amount plus the Series C Preference Amount will be allocated to the ANI Series Stock B Preferred Stock and each share of (A) ANI Series D Preferred Stock will be automatically converted into the right to receive that number of shares of Company Common Stock equal to the Series D Exchange Ratio, (B) Series C Preferred Stock will be automatically converted into the right to receive that number of shares of Company Common Stock equal to the Series C Exchange Ratio and (C) Series B Preferred Stock will be automatically converted into the right to receive that number of shares of Company Common Stock equal to the Series B Exchange Ratio (each as determined pursuant to Section 2.2); or

(iii)          exceeds the Series D Preference Amount plus the Series C Preference Amount plus the Series B Preference Amount, then that number of Merger Shares with a Share Value in excess of the Series D Preference Amount plus the Series C Preference Amount plus the Series B Preference Amount will be allocated to the ANI Series Stock A Preferred Stock and each share of (A) ANI Series D Preferred Stock will be automatically converted into the right to receive that number of shares of Company Common Stock equal to the Series D Exchange Ratio, (B) Series C Preferred Stock will be automatically converted into the right to receive that number of shares of Company Common Stock equal to the Series C Exchange Ratio, (C) Series B Preferred Stock will be automatically converted into the right to receive that number of shares of Company Common Stock equal to the Series B Exchange Ratio and (D) Series A Preferred Stock will be automatically converted into the right to receive that number of shares of Company Common Stock equal to the Series A Exchange Ratio (each as determined pursuant to Section 2.2).

For purpose hereof: (x) the “Series D Preference Amount” means the amount the holders of the ANI Series D Preferred Stock are entitled to receive in respect of the liquidation preference of the ANI Series D Preferred Stock described in Article VII, Section 1(a) of the ANI’s Certificate of Incorporation; (y) the “Series C Preference Amount” means the amount the holders of the ANI Series C Preferred Stock are entitled to receive in respect of the liquidation preference of the ANI Series C Preferred Stock described in Article VII, Section 1(b) of ANI’s Certificate of Incorporation and (z) the “Series B Preference Amount” means the amount the holders of the ANI Series B Preferred Stock are entitled to receive in respect of the liquidation preference of the ANI Series B Preferred Stock described in Article VII, Section 1(c) of ANI’s Certificate of Incorporation, the amount of which in each case will be as set forth in a certificate executed by the chief financial officer of ANI immediately prior to the Closing Date.

In the event any shares of Company Common Stock are issued to holders of ANI Series C Preferred Stock, Series B Preferred Stock or Series A Preferred Stock in accordance with this clause (f) then it is acknowledged and agreed that all references to

ANI Series D Preferred Stock in Sections 2.1(d), 2.2 and 2.3 shall be deemed to also include ANI Series C Preferred Stock and/or ANI Series B Preferred Stock and/or ANI Series A Preferred Stock, as applicable.

2.2           Determination of Exchange Ratio.

(a)           Definitions.

(i)            “Adjusted Outstanding Company Shares” means a number equal to the sum of (A) the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time and (B) the Company Warrant Amount immediately prior to the Effective Time.

(ii)           “ANI Percentage” means fifty-three percent (53%); provided, however, that if the Company has more or less than $18.0 million of Net Cash as of the Determination Date, then the ANI Percentage will be increased by 0.006% for each $10,000 shortfall in Net Cash on the Determination Date or decreased by 0.006% for each $10,000 excess in Net Cash on the Determination Date, provided, further, that in no event will the ANI Percentage be decreased to less than 50.1%.

(iii)          “Company Percentage” means one hundred percent (100%), minus the ANI Percentage.

(iv)          “Company Warrant Amount” means the product of .32 and the number of remaining shares of Company Common Stock that are issuable upon exercise of the August Warrants, as of immediately prior to the Effective Time.

(v)           “Determination Date” will be either (A) the date that is fourteen (14) calendar days prior to the date of the Company Special Meeting set forth in the Joint Proxy Statement/Prospectus, (B) if the date of the Company Special Meeting is adjourned to a date with the consent of ANI, to the date that is fourteen (14) calendar days prior to the consented-to date of the Company Special Meeting or (C) if the date of the Company Special Meeting is adjourned to a date without the consent of ANI, to the date which is fourteen (14) calendar days prior to either the original date of the Company Special Meeting set forth in the Joint Proxy Statement/Prospectus, or the rescheduled date of the Company Special Meeting, as determined by ANI in its sole and absolute discretion.

(vi)          “Merger Shares” means the total number of shares of Company Common Stock to be issued in the Merger pursuant to Section 2.1(a), determined as follows:

(ANI Percentage) x Adjusted Outstanding Company Shares
                                Company Percentage

(vii)         “Net Cash” means, as of any particular time, (x) the Company’s cash (including cash permitted to be included under Section 5.22 and Section 5.23 of the Agreement) and cash equivalents minus (y) the aggregate of the following obligations and liabilities of the Company, calculated without duplication (the “Liabilities”):

(A)          All accounts payable, accrued compensation (including accrued paid time off, vacation time, bonuses and payments in respect of benefit plans) and other accrued expenses of the Company (but in each case, excluding any item taken into account pursuant to clauses (B)-(F) below), including amounts payable to any or all persons who were employees of or contractors to the Company or any of its subsidiaries at anytime up until immediately prior to the Effective Time (including former employees) as a result of (1) their termination, whether prior to or after the date hereof until thirty (30) days following the Closing (provided such amount will be calculated for purposes hereof assuming remaining employees as of the Determination Date are terminated at the Closing and which calculation will include an estimate of the maximum compensation and benefits payable to such person through the expected Closing Date, except for employees who have the right to receive prior notice of termination, in which case such amount shall be calculated as of the first date such termination can be effective assuming notice is given at the Closing, but shall include any compensation and benefits payable to such employee during such period from Closing to the effective date of termination) and/or (2) the Merger constituting a change of control under their employment agreements or any other documents as in effect during the period beginning on the date hereof and ending immediately prior to the Effective Time (including associated severance costs such as accrued bonuses, excise and other Taxes and payments associated with such amounts and required to be paid by statute or contract), and including health, dental, life, disability and outplacement benefits owed to employees, including the Company Executives (as defined in Section 5.17) that are paid, incurred or expected to be incurred, payable or subject to reimbursement by the Company; provided, however, that (x) only such costs in excess of $100,000 will be deducted under this clause (A) in the calculation of Net Cash; and (y) in the case of estimated maximum COBRA costs and costs referred to in Sections 5.17(b)(i)-(iv), only the aggregate amount in excess of $100,000 (in addition to the $100,000 amount set forth above) will be deducted under this clause (A) in the calculation of Net Cash;

(B)           All indebtedness of the Company for borrowed money or in respect of capitalized leases or the purchase of assets of the Company (including all principal, accrued interest thereon (and if such indebtedness is not prepayable, all remaining interest to be paid or accrued through maturity thereof)), and any other amounts payable to the holders of such indebtedness as a result of or in connection with, the consummation of the transactions contemplated by this Agreement);

(C)           All amounts remaining to be paid by the Company under the lease for its offices in Lincolnshire, Illinois through the expiration thereof (including any amounts payable on any surrender of the premises) less the amount of any deposit;

(D)          All out-of-pocket closing or transactional costs in connection with the transactions contemplated by this Agreement, including amounts payable to (1) financial advisors (including investment banks), attorneys or accountants (including 50% of the cost of the Independent Accountant, if any) that are paid, incurred or expected to be incurred, payable or subject to reimbursement by the Company, (2) all amounts payable in connection with the preparation, filing and mailing of the Registration Statement and Joint Proxy Statement/Prospectus, the Charter Amendments and the solicitation of proxies and the holding of the Company Special Meeting and 50% of any filing fee required to be paid pursuant to Section 5.24, (3) all amounts payable in respect of the Company Tail Policies for Company Executives and (4) all amounts payable in connection with the drafting and execution of the agreement described in Section 5.2(c);

(E)           All remaining costs associated with the Company’s LibiGel® program (including the completion and/or conclusion of any clinical trials, safety studies or other research studies) and the cost of keeping in effect any related product liability and/or similar insurance policies providing coverage for personal injury claims arising out of such trials for the remaining statute of limitations thereof, including those of the type described in Section 4.4 of the Company Disclosure Schedule hereto;

(F)           Any cash received by the Company in respect of that Company Contract identified in Section 5.22 of the Company Disclosure Schedule with the Amending Party which represents (1) an advance of or prepayment against or payment in lieu of any royalties otherwise payable to the Company under an existing license agreement with the other party to such contract or (2) a payment made in consideration of any change or amendment to an existing license agreement with such other party to such contract which is adverse to the Company (“Ineligible Payments”), and ANI agrees that the amounts payable by the Amending Party pursuant to the agreement of the Company with the Amending Party referred to in Section 5.22 of the Company Disclosure Schedule, if executed in the form provided to ANI, will not contain any Ineligible Payments;

(G)           A reserve to be mutually agreed upon in good faith by the Parties prior to November 15, 2012, to be sufficient to provide for any out-of-pocket costs associated with any then outstanding litigation of the Company, including in respect of defense costs, deductible payments and a provision for costs associated with an adverse determination not otherwise covered by the Company’s existing Policies, which reserve amount is tentatively set as of the date hereof at $50,000 (and which, if agreement between the Parties is not reached prior to November 15, 2012, will be determined as set forth in Section 8.13); and

(H)          One-half (1/2) of any settlement payments of the type identified in Section 2.2(a)(vii)(H) of the Company Disclosure Schedule; it being understood and agreed that the aggregate amount of all costs associated with the defense of any matter described in such section of the Company Disclosure Schedule not covered by the Company’s existing Policies will be included as a Liability under clause (D)(1) above.

(b)           Exchange Ratio. The Exchange Ratio for purposes of the Merger Agreement (the “Exchange Ratio”) will equal the applicable ratio set forth below and each Exchange Ratio will be calculated to the nearest 1/10,000 of a share:

(i)            The “Series D Exchange Ratio” will equal the quotient obtained by dividing (A) the total number of Merger Shares having an aggregate Share Value equal to or less than the Series D Preference Amount, by (B) the number of outstanding shares of ANI Series D Preferred Stock immediately prior to the Effective Time.

(ii)           The “Series C Exchange Ratio” will equal the quotient obtained by dividing (A) the total number of Merger Shares not issued to the holders of ANI Series D Preferred Stock under clause (i) above having an aggregate Share Value equal to the Series C Preference Amount (or, if less, the remaining Merger Shares), by (B) the number of outstanding ANI Series C Preferred Stock immediately prior to the Effective Time.

(iii)          The “Series B Exchange Ratio” will equal the quotient obtained by dividing (A) the total number of Merger Shares not issued to the holders of ANI Series D Preferred Stock under clause (i) above or ANI Series C Preferred Stock under clause (ii) above having an aggregate Share Value equal to or less than the Series B Preference Amount (or, if less, the remaining Merger Shares), by (B) the number of outstanding ANI Series B Preferred Stock immediately prior to the Effective Time.

(iv)          The “Series A Exchange Ratio” will equal the quotient obtained by dividing (A) the total number of Merger Shares not issued to the holders of ANI Series D Preferred Stock under clause (i) above, ANI Series C Preferred Stock under clause (ii) above or ANI Series B Preferred Stock under clause (iii) above, by (B) the number of outstanding ANI Series A Preferred Stock immediately prior to the Effective Time.

(c)           Determination of Net Cash.

(i)            Within two (2) calendar days following the Determination Date, the Company will deliver to ANI a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, the Company’s calculation of Net Cash (as determined in accordance with the definition of Net Cash set forth above) (the “Net Cash Calculation”) as of such Determination Date prepared by the Company’s Chief Financial Officer, together with the work papers and back-up materials used in preparing the applicable Net Cash Schedule and as part of such documentation, the Company shall include letters that are duly executed by the following Persons to which such payment of Liabilities are to be made, in forms reasonably satisfactory to ANI (including a fixed capped amount to be paid by the Company):  the Company’s investment bankers, attorneys and accountants.

(ii)           Within three (3) Business Days after the Company delivers the Net Cash Schedule to ANI (the “Response Date”), ANI will have the right to dispute any part of such Net Cash Schedule by delivering a written notice to that effect to the Company (a “Dispute Notice”). Any Dispute Notice will identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation and will be accompanied by reasonably detailed materials supporting the basis for such proposed revisions.

(iii)          If on or prior to the Response Date, (i) ANI notifies the Company in writing that it has no objections to the Net Cash Calculation set forth in the Net Cash Schedule or (ii) ANI fails to deliver a Dispute Notice as set forth above, then the Net Cash Calculation as set forth in the Net Cash Schedule will be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement, except in the case of intentional or willful misrepresentation.

(iv)          If ANI delivers a Dispute Notice on or prior to the Response Date as provided above, then representatives of the Company and ANI will promptly meet and attempt in good faith to promptly resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash within two (2) calendar days after the Response Date, which agreed upon Net Cash amount will be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement.

(v)           In the event no agreement is reached within four (4) calendar days after the Response Date and the disagreements would result in at least a Two Million Dollar ($2,000,000) adjustment to Net Cash or ANI reasonably believes the amount of Net Cash is less than the Minimum Net Cash amount, then the Parties agree to postpone the Company Special Meeting to a date mutually agreed upon so that such disagreement can be resolved in accordance with the terms of clause (vi) below.

(vi)          If the Company and ANI are unable to resolve any disagreement between them concerning the Net Cash Calculation or any component thereof (the “Dispute”) within three (3) calendar days, then the Dispute may be referred by the Company or ANI for determination to RSM McGladrey Inc. If RSM McGladrey Inc. is unwilling to serve in such capacity then ANI and the Company will refer the Dispute to the Chicago, Illinois office of a regionally or nationally recognized accounting firm that is mutually selected by the Company and ANI.  If the Parties are unable to select a regionally or nationally recognized accounting firm within five (5) calendar days, then either the Company or ANI may thereafter request that the Chicago, Illinois office of the American Arbitration Association make such selection (as applicable, the “Independent Accountant”).  Each of the Company and ANI will provide the Independent Accountant and the other Party with a statement of its position as to the amount for each Dispute within ten (10) calendar days from the date of the referral.  The Independent Accountant will make a written determination as promptly as practicable, but in any event within fifteen (15) calendar days after the date on which the Dispute is referred to the Independent Accountant, by determining the actual Net Cash and the applicable Exchange Ratio.  If at any time the Company and ANI resolve their dispute, then notwithstanding the preceding provisions of this clause (vi), the Independent Accountant’s involvement promptly will be discontinued and the Net Cash Calculation will be revised, if necessary, to reflect such resolution and thereupon will be final and binding for all purposes under this Agreement, except in the case of intentional or willful misrepresentation or manifest error.  The Parties will make readily available to the Independent Accountant all relevant books and records relating to the Net Cash Calculation and the calculation set forth in the Net Cash Schedule and all other items reasonably requested by the Independent Accountant in connection with resolving the Dispute.  The costs and expenses of the Independent Accountant will be borne by the Company (however, only 50% of such amount will be included in the calculation of Net Cash).

(vii)         Once the Net Cash at the Determination Date has been finally determined, the Company will issue a news release publicly announcing (i) the Company’s Net Cash at the Determination Date and (ii) any adjustment to the Exchange Ratio based on the Company’s Net Cash at the Determination Date.

2.3           Payment of Consideration.

(a)           At least ten (10) days prior to the Effective Time, the Company will send to each holder of record of shares of ANI Series D Preferred Stock a letter of transmittal setting forth instructions on the process for effecting the exchange of the ANI Series D Preferred for Company Common Stock.  Such letter of transmittal will, among other things, (i) specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates to the Company, (ii) provide for a release of any claims such holder might have against the Company, ANI or otherwise in connection with the Merger and (iii) otherwise be in customary form and contain such provisions as the Company may reasonably specify.  At the Effective Time, each holder of record of shares of ANI Series D Preferred Stock will deliver the Certificates to the Company, together with a properly completed letter of transmittal and all other documents reasonably required by the Company, and the Company will issue the Merger Consideration to such holders of ANI Series D Preferred Stock by delivery of certificates or book entry notations and, if applicable, cash for fractional shares as provided in Section 2.3(d).  Until so surrendered or transferred, as the case may be, each such Certificate will represent after the Effective Time for all purposes only the right to receive such applicable portion of the Merger Consideration.  In addition, no dividends or other distributions declared or made with respect to Company Common Stock with a record date after the Effective Time will be paid or otherwise delivered to any holder of ANI Series D Preferred Stock until such holder surrenders or transfers the applicable Certificate(s).

(b)           The transfer books of ANI will be closed immediately upon the Effective Time and there will be no further registration of transfers of ANI Shares outstanding immediately prior to the Effective Time thereafter on the records of ANI.  If, after the Effective Time, Certificates are presented to the Company or its transfer agent for any reason, they will be canceled and exchanged for the applicable portion of the Merger Consideration to the extent provided for, and in accordance with the procedures set forth, in this Article II.

(c)           Notwithstanding anything to the contrary in this Agreement, neither the Company nor any Party will be liable to any holder of ANI Series D Preferred Stock as of immediately prior to the Effective Time for any amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  Immediately prior to such time when the amounts otherwise would escheat to or become property of any Government Authority, any amounts remaining unclaimed by holders of ANI Series D Preferred Stock immediately prior to the Effective Time will become, to the extent permitted by Applicable Law, the property of the Company free and clear of any claims or interest of any Person previously entitled thereto.  For purposes of this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

(d)           No fractional shares of Company Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued.  Any holder of ANI Series D Preferred Stock who otherwise would be entitled to receive a fraction of a share of Company Common Stock (after aggregating all fractional shares of Company Common Stock issuable to such holder) will, in lieu of such fraction of a share and upon satisfaction of the conditions set forth in Section 2.3(a), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Company Common Stock on The NASDAQ Global Market on the Closing Date.

2.4           Dissenting Shares.  Notwithstanding any provision in this Agreement to the contrary, ANI Shares outstanding as of immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into the right to receive the applicable portion of Merger Consideration.  Holders of such Dissenting Shares will instead be entitled to receive payment for the fair value of such Dissenting Shares as determined in accordance with Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal, such Dissenting Shares will be treated as if they had been converted as of the Effective Time into the right to receive the applicable portion of the

Merger Consideration.  ANI will give the Company prompt notice of any demands received by ANI for appraisal of shares and withdrawals of any such demand, and any other communications delivered to ANI pursuant to or in connection with Section 262 of the DGCL, and the Company and ANI will jointly have the right to direct all negotiations and proceedings with respect to such demands (including settlement offers).  Except with the prior written consent of the other Party, neither Party will not offer to settle or settle or (unless required pursuant to a valid and final Order) make any payment with respect to, any such demands.

2.5           Required Withholdings.  The Company will be entitled to deduct and withhold from the Merger Consideration such amounts, if any, as may be required to be deducted or withheld therefrom under the Code or any other Applicable Law.  To the extent such amounts are so deducted or withheld, such amounts will be treated for all purposes under this Agreement as having been delivered or otherwise paid to the Person to whom such amounts would otherwise have been delivered or otherwise paid pursuant to the Merger and this Agreement.

2.6           Lost Certificates.  If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to the Company) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed the Company will cause to be issued, in exchange for such lost, stolen or destroyed Certificate, the applicable portion of the Merger Consideration as contemplated by this Article II.

2.7           Adjustments.  If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of ANI or the Company occurs, as a result of any reclassification, recapitalization, stock split (including any reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, the Exchange Ratio will be appropriately adjusted to eliminate the effect of such event on the Exchange Ratio or any such other amounts payable pursuant to this Agreement.

2.8           Tax Consequences.  For U.S. federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code.  The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations.

ARTICLE III.
Representations and Warranties of ANI

Except with respect to any subsection of this Article III, as set forth in the correspondingly identified subsection of the disclosure schedule delivered by ANI to the Company concurrently with this Agreement (the “ANI Disclosure Schedule”) (it being understood by the Parties that the information disclosed in one subsection of the ANI Disclosure Schedule will be deemed to be included in each other subsection of the ANI Disclosure Schedule in which the relevance of such information thereto would be readily apparent on the face thereof), ANI represents and warrants to the Company as follows:

3.1           Organization, Standing and Power.  ANI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such other jurisdictions where the failure so to qualify and be in such standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ANI.  The Certificate of Incorporation and By-laws of ANI, copies of which were previously provided to the Company, are true, complete and correct copies of such documents as in effect on the date of this Agreement.  The stock records, minute books and other records of ANI are accurate, up to date and complete in all materials respects.

As used in this Agreement:

(a)           the word “Subsidiary” when used with respect to any Party, means any corporation or other organization, whether incorporated or unincorporated, (x) of which such Party or any other Subsidiary of such Party is a general partner (excluding partnerships, the general partnership interests of which held by such Party or any Subsidiary of such Party do not have a majority of the voting interests in such partnership), or (y) at least a majority of the securities or other interests of which, that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such Party or by any one or more of its Subsidiaries, or by such Party and one or more of its Subsidiaries;

(b)           any reference to any event, change or effect being “material” with respect to any entity means an event, change or effect which is material in relation to the financial condition, properties, assets, liabilities, businesses or results of operations of such entity and its Subsidiaries taken as a whole; and

(c)           the term “Material Adverse Effect” means, with respect to any Person, any occurrence, condition, change, event or development, or series of any of the foregoing that, individually or in the aggregate, is or is reasonably likely to (i) be materially adverse to the business, properties, assets (including intangible assets), capitalization, liabilities, financial condition or results of operations of such entity taken as a whole with its Subsidiaries or (ii) materially impair, prevent or delay the ability of such Person to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder; provided that, for purposes of paragraph (b) above and clause (i) of this paragraph (c), the following will not be deemed “material” or to have a “Material Adverse Effect”:  any change or event caused by or resulting from (1) changes in prevailing economic or financial market conditions in the United States or any other jurisdiction in which such entity has substantial business operations (except to the extent that those changes have a materially disproportionate effect on such Person and its Subsidiaries relative to the other Party and its Subsidiaries), (2)  changes, after the date hereof, in GAAP or requirements applicable to such Person and its Subsidiaries (except to the extent those changes have a materially disproportionate effect on such Person and its Subsidiaries relative to the other Party and its Subsidiaries), (3) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Government Authority (except to the extent those changes have a materially disproportionate effect on such Person and its Subsidiaries relative to the other Party and its Subsidiaries), (4) the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby or the announcement or pendency thereof, or (5) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located; and provided, further, that in no event will a change in the trading prices of a Party’s capital stock, by itself, be considered material or constitute a Material Adverse Effect.

3.2           Capital Structure.

(a)           The authorized capital stock of ANI consists of 3,700,000 shares of ANI common stock, par value $.10 per share (“ANI Common Stock”), of which 11,294 shares are issued and outstanding on the date hereof, 108,494 shares of ANI Series A Preferred Stock, par value $.10 per share, of which 102,774 shares are issued and outstanding on the date hereof, 118,915 shares of ANI Series B Preferred Stock, par value $.10 per share, of which 78,491 shares are issued and outstanding on the date hereof, 37,956 shares of ANI Series C Preferred Stock, par value $.10 per share, of which 34,810 shares are issued and outstanding on the date hereof, and 3,400,000 shares of ANI Series D Preferred Stock (together with all other classes of preferred stock set forth above, the “ANI Preferred Stock”), of which 2,375,312 shares are issued and outstanding on the date hereof.  As of the date hereof there are issued and unexercised warrants to purchase 17,526 shares of ANI Common Stock with a weighted average exercise price of $0.10 per share (the “ANI Warrants”).  As of the date hereof, no shares of ANI Common Stock were held by ANI’s Subsidiaries.  As of the date hereof, no shares of ANI Common Stock or ANI Preferred Stock are held by ANI in its treasury.  All outstanding shares of ANI Common Stock and ANI Preferred Stock have been duly authorized and validly issued and are fully paid and, except as set forth in the DGCL, non-assessable and are not subject to preemptive rights.

(b)           Other than the ANI Warrants, no outstanding warrants to purchase any ANI Shares are issued or outstanding.

(c)           No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders may vote (“Voting Debt”) of ANI are issued or outstanding.

(d)           Except for (i) this Agreement, (ii) the ANI Warrants, (iii) certain transaction bonus agreements described in Section 3.8 of the ANI Disclosure Schedule and (iv) agreements entered into and securities and other instruments issued after the date of this Agreement as permitted by Section 5.1, there are no options, warrants, calls, rights, commitments or agreements of any character to which ANI or any Subsidiary of ANI is a party or by which it or any such Subsidiary is bound obligating ANI or any Subsidiary of ANI to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt or stock appreciation rights of ANI or of any Subsidiary of ANI or obligating ANI or any Subsidiary of ANI to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.  Except as set forth in Section 3.2(c) of the ANI Disclosure Schedule, there are no outstanding contractual obligations of ANI or any of its Subsidiaries (x) to repurchase, redeem or otherwise acquire any shares of capital stock of ANI or any of its Subsidiaries, or (y) pursuant to which ANI or any of its Subsidiaries is or could be required to register shares of ANI Common Stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”), except any such contractual obligations entered into after the date hereof as permitted by Section 5.1.  Except as set forth in Section 3.2(c) of the ANI Disclosure Schedule, there are no agreements, trust or proxies that relate to the voting or control of any issued and outstanding capital stock of ANI or any Subsidiary of ANI.

(e)           Except as set forth in Section 3.2(e) of the ANI Disclosure Schedule, since January 1, 2012, except as permitted by Section 5.1 after the date hereof, ANI has not (i) issued or permitted to be issued any shares of capital stock, stock appreciation rights or securities exercisable or exchangeable for or convertible into shares of capital stock of ANI; (ii) repurchased, redeemed or otherwise acquired, directly or indirectly, any shares of capital stock of ANI; or (iii) declared, set aside, made or paid to the stockholders of ANI dividends or other distributions on the outstanding shares of capital stock of ANI.

(f)            Pursuant to the terms of the Certificate of Incorporation of ANI:  (i) the ANI Series D Preferred Stock is the only class or series of ANI Shares entitled to receive any consideration in connection with the Merger unless the Share Value exceeds the Series D Preference Amount; (ii) the ANI Series D Preferred Stock and the ANI Series C Preferred Stock are the only classes or series of ANI Shares entitled to receive any consideration in connection with the Merger unless the Share Value exceeds the sum of the Series D Preference Amount and the Series C Preference Amount, (iii) the ANI Series D Preferred Stock, ANI Series C Preferred Stock and ANI Series B Preferred Stock are the only classes or series of ANI Shares entitled to receive any consideration in connection with the Merger unless the Share Value exceeds the sum of the Series D Preference Amount, the Series C Preference Amount and the Series B Preference Amount, (iv) the ANI Series D Preferred Stock, ANI Series C Preferred Stock, ANI Series B Preferred Stock and ANI Series A Preferred Stock are the only classes or series of ANI Shares entitled to receive any consideration in connection with the Merger if the Share Value exceeds the sum of the Series D Preference Amount, the Series C Preference Amount and the Series B Preference Amount and (v) all other classes and series of ANI Shares, including the ANI Common Stock are to be cancelled at the Effective Time and no payment must be made with respect to any such other ANI Shares.  Any ANI Warrants that remain outstanding after the Effective Time, will not, pursuant to their terms, entitle the holder thereof to receive upon exercise any equity or other interest in the Surviving Corporation or any other consideration.

(g)           Each of the stockholders of ANI listed on Schedule I hereto who are executing Voting Agreements concurrently with the execution and delivery of this Agreement is an executive officer, director, affiliate, founder or holder of 5% or more of the voting equity securities of ANI and all of such stockholders of ANI that are executing Voting Agreements collectively own 90% of the voting equity of ANI.

3.3           Authority; Non-Contravention; Consents and Approvals.

(a)           ANI has all requisite corporate power and authority to enter into this Agreement, subject in the case of the consummation of the Merger to the adoption of this Agreement by the holders of a majority of the outstanding shares of ANI Common Stock, calculated on an as-converted basis, and 65% of the issued and outstanding shares of ANI Series D Preferred Stock (the “ANI Stockholder Approval”), to consummate the transactions contemplated by this Agreement, including the Merger.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of ANI, subject in the case of the consummation of the Merger to obtaining the ANI Stockholder Approval, and no other corporate proceedings on the part of ANI (other than obtaining the ANI Stockholder Approval and filing the Certificate of Merger with the Delaware Secretary) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger.  This Agreement has been duly executed and delivered by ANI and, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of ANI, enforceable against ANI in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(b)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, (i) conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on any assets (any such conflict, violation, default, right of termination, cancellation, modification or acceleration, loss or creation, a “Violation”) pursuant to, any provision of the Certificate of Incorporation or By-laws of ANI or any Subsidiary of ANI, or (ii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings set forth in Section 3.3(b) of the ANI Disclosure Schedule, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, ANI Benefit Plan (as defined in Section 3.9) or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to ANI or any Subsidiary of ANI or their respective properties or assets, which Violation, in the case of clause (ii), individually or in the aggregate, would reasonably be expected to be material to ANI.

(c)           No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Government Authority”) is required by or with respect to ANI or any Subsidiary of ANI in connection with the execution and delivery of this Agreement by ANI or the consummation by ANI of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or (ii) actions required by or notices or filings required by applicable U.S. Food and Drug Administration (the “FDA”),

Medicare/Medicaid, federal and state insurance and other federal and state Government Authorities with jurisdiction over or otherwise relating to the ANI Regulatory Filings, as disclosed in Section 3.3(c) of the ANI Disclosure Schedule.

3.4           Financial Statements; Undisclosed Liabilities.

(a)           ANI has previously delivered to the Company true, correct and complete copies of the following financial statements and notes (collectively, the “ANI Financial Statements”): (i) the audited balance sheets of ANI as of December 31, 2010 and 2011 (the December 31, 2011 balance sheet being referred to herein as the “ANI Audited Balance Sheet”) and the related audited statements of operations, statements of stockholders’ equity and statements of cash flows of ANI for the two years ended December 31, 2011, together with the notes thereto and the unqualified reports and opinions of Stout, Causey & Horning, P.A., relating thereto; and (ii) the unaudited balance sheet of ANI as of August 31, 2012 (the “ANI Unaudited Interim Balance Sheet”) and the related unaudited statement of operations, statement of stockholders’ equity and statement of cash flows of ANI for the eight (8) months then ended.  The ANI Financial Statements are accurate and complete in all material respects and fairly present the financial position of ANI as of the respective dates thereof and the results of operations, changes in stockholders’ equity and cash flows of ANI for the periods covered thereby.  Except as may be indicated in the notes to the ANI Financial Statements, the ANI Financial Statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except that the financial statements referred to in Section 3.4(a)(ii) do not contain footnotes and are subject to normal and recurring year-end audit adjustments, which will not, individually or in the aggregate, be material).

(b)           No financial statements of any Person other than ANI and the ANI Subsidiaries actually included in ANI Financial Statements are required by GAAP to be included in ANI Financial Statements.

(c)           Except as required by GAAP, ANI has not, between the last day of its most recently ended fiscal year and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on such last day of its most recently ended fiscal year.

(d)           ANI’s external auditors have not identified to ANI any material weaknesses in ANI’s internal controls impacting on the reliability of ANI Financial Statements.

(e)           ANI has not had any material dispute with any of its auditors regarding accounting matters or policies during any of its past three (3) full fiscal years or during the current fiscal year and it has no reason to believe that there will be an adjustment to, or any restatement of, the ANI Financial Statements.  No current or former independent auditor for ANI has resigned or been dismissed from such capacity as a result of or in connection with any disagreement with ANI on a matter of accounting practices.  The ANI Financial Statements were prepared from, and are consistent with, the accounting records of ANI and its Subsidiaries.  ANI has also delivered to the Company copies of all letters from ANI’s auditors to the ANI Board or audit committee thereof since January 1, 2010, together with copies of all responses thereto.

(f)            ANI keeps books, records and accounts that, in reasonable detail, accurately and fairly reflect the transactions and acquisitions and dispositions of assets of ANI.  ANI has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(g)           Except for (i) those liabilities that are fully reflected or reserved for in the ANI Financial Statements, (ii) liabilities incurred since the date of the ANI Unaudited Interim Balance Sheet in the ordinary course of business consistent with past practice, (iii) liabilities (other than as a result of a breach of contract, breach of warranty, product liability, tort or intellectual property infringement or violation of Applicable Law or an Action) which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ANI, (iv) liabilities incurred pursuant to the transactions contemplated by this Agreement, and (v) liabilities or obligations discharged or paid in full prior to the date of this Agreement in the ordinary course of business consistent with past practice, ANI and its Subsidiaries do not have, and since the date of the ANI Unaudited Interim Balance Sheet ANI and its Subsidiaries do not have outstanding and have not incurred (except as permitted by Section 5.1), any liabilities or obligations of any nature whatsoever (whether accrued, absolute, matured, determined, contingent or otherwise and whether or not required to be reflected in the ANI Financial Statements in accordance with GAAP).

3.5           Compliance with Applicable Laws.  Neither ANI nor any ANI Subsidiary has violated or failed to comply with any Applicable Law material to the operation of ANI’s business.  For purposes of this Agreement, “Applicable Law” means, with respect to any Person, any U.S. federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Government Authority that is binding upon or applicable to that Person.  The businesses of ANI and its Subsidiaries are not being and have not been conducted in violation of any law, ordinance or regulation of any Government Authority in any material respect.

3.6           Legal Proceedings.  Except as set forth in Section 3.6 of the ANI Disclosure Schedule, there is no claim, suit, action, litigation, arbitration, investigation or other demand or proceeding (whether judicial, arbitral, administrative or other) (each, an “Action”) pending or, to the knowledge of ANI, threatened, against or affecting ANI or any Subsidiary of ANI as to which there is a significant possibility of an adverse outcome which would, individually or in the aggregate, be material to ANI, nor is there any judgment, decree, injunction, rule, award, settlement, stipulation or order of or subject to any Government Authority or arbitrator (an “Order”) outstanding against ANI or any Subsidiary of ANI having or which would reasonably be expected, individually or in the aggregate, to be material to ANI.  To the knowledge of ANI, no investigation by any Government Authority with respect to ANI or any of its Subsidiaries is pending or threatened.

3.7           Taxes.

(a)           ANI and its Subsidiaries have timely filed all material Tax Returns required to be filed by them and all such Tax Returns are correct and complete in all material respects.  ANI and its Subsidiaries have timely paid all material amounts of Taxes due and payable (whether or not shown on such Tax Returns) and the ANI Financial Statements reflect an adequate reserve, in accordance with GAAP, for all Taxes payable by ANI and its Subsidiaries accrued through the date of such financial statements.

(b)           There is no Tax deficiency outstanding, proposed or assessed against ANI or any of its Subsidiaries.  No audit or other examination of any Tax Return of ANI or any of its Subsidiaries by any Government Authority is presently in progress, nor has ANI or any of its Subsidiaries been notified in writing or, to the knowledge of ANI, otherwise been notified of any request for such an audit or other examination. There are no Liens for Taxes upon ANI or any of its Subsidiaries, or any assets of ANI or any of its Subsidiaries, except for Liens for Taxes not yet due and payable.

(c)           Neither ANI nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(d)           No claim in writing has been made by a Government Authority in a jurisdiction where ANI or any of its Subsidiaries do not file Tax Returns that ANI or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(e)           Neither ANI nor any of its Subsidiaries is a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it could have any obligation to make any payments after the Closing.  Neither ANI nor any of its Subsidiaries have ever been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes (other than a consolidated group of which ANI was the common parent), nor do any of them have any liability for Taxes of any other Person.

(f)            ANI and its Subsidiaries have disclosed on their US federal income Tax Returns all positions taken therein that could give rise to substantial understatement of US federal income Tax within the meaning of Section 6662 of the Code.  Neither ANI nor any of its Subsidiaries has entered into any transaction identified as a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b).

(g)           There is no taxable income of ANI or any of its Subsidiaries that will be required under any Applicable Law to be reported in a Taxable period beginning after the Closing Date which Taxable income was realized (or reflects economic income) arising prior to the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount or deferred revenue received on or prior to the Closing Date or (v) election under Section 108(i) of the Code.

(h)           Neither ANI nor any of its Subsidiaries has taken any action or know of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(i)            As of December 31, 2011, ANI and its Subsidiaries had net operating loss carryovers of at least $33,000,000 for federal income Tax purposes.

(j)            For the purpose of this Agreement, the term “Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) means (i) all Federal, state, local and foreign income, alternative or add-on minimum, estimated, profits, windfall profits, franchise, business occupation, gross receipts, payroll, sales, value added, employment, unemployment, wage, workers compensation, social insurance, social security, disability, use, property, ad valorem, severance, environmental, transfer, stamp, occupation, withholding, excise, occupancy, lease, service, service use, license, capital stock, paid in capital, recording, registration, business license, customs duties, and other taxes, imposts, fees, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts, (ii) liability for the payment of any amounts of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group, and (iii) liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (i) or (ii).  For purposes of this Agreement, the term “Tax Returns” means all federal, state, local and foreign returns, estimates, information statements, declarations, claims for refund, and reports with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

3.8           Certain Agreements.

(a)           Except as disclosed in Section 3.8 of the ANI Disclosure Schedule, and except for this Agreement, neither ANI nor any of its Subsidiaries is bound by any contract, arrangement, commitment or understanding (a “Contract”):

(i)            that constitutes a partnership, joint venture, technology sharing or similar agreement between ANI or any of its Subsidiaries and any other Person;

(ii)           with respect to the service of any directors, officers, employees, or independent contractors or consultants that are natural persons, involving the payment of $100,000 or more in any 12 month period, other than those that are terminable by ANI or any of its Subsidiaries on no more than 30 days’ notice without penalty;

(iii)          which limits the ability of ANI or any of its Subsidiaries to compete or enter into in any line of business, in any geographic area or with any person, or which requires referrals of business to a third party and, in each case, which limitation or requirement would reasonably be expected to be material to ANI and its Subsidiaries taken as a whole;

(iv)          with or to a labor union, works council or guild (including any collective bargaining agreement or similar agreement);

(v)           relating to the use or right to use Intellectual Property, including any license or royalty agreements and an ANI IP Contract;

(vi)          that provides for indemnification by ANI to any Person, other than an agreement entered into in the ordinary course of business and that is not material to ANI;

(vii)         between ANI or any ANI Subsidiary and any current or former director or officer of ANI or an ANI Subsidiary, or any affiliate of any such Person (other than an ANI Benefit Plan);

(viii)        with respect to (A) indebtedness for borrowed money (including the issuance of any debt security) to any Person other than ANI or any of its Subsidiaries, (B) any obligations evidenced by notes, bonds, mortgages, debentures or similar agreements to any Person other than ANI or any of its Subsidiaries (any obligation described in this clause (B) or the foregoing clause (A) being referred to herein as “Indebtedness”), (C) any capital lease obligations to any Person other than ANI or any of its Subsidiaries, (D) any obligations to any Person other than ANI or any of its Subsidiaries in respect of letters of credit and bankers’ acceptances, (E) any indebtedness to any Person other than ANI or any of its Subsidiaries under interest rate swap, hedging or similar agreements, (F) any obligations to pay to any Person other than ANI or any of its Subsidiaries the deferred purchase price of property or services, (G) indebtedness secured by any Lien on any property owned by ANI or any of its Subsidiaries even though the obligor has not assumed or otherwise become liable for the payment thereof, or (H) any guaranty of any such obligations described in clauses (A) through (G) of any Person other than ANI or any of its Subsidiaries, in each case, having an outstanding amount in excess of $100,000 individually or $250,000 in the aggregate;

(ix)           that is material to ANI or that contains any so called “most favored nation” provision or similar provisions requiring ANI to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons;

(x)            pursuant to which any agent, sales representative, distributor or other third party markets or sells any ANI Product;

(xi)           pursuant to which ANI or any Subsidiary is a party granting rights of first refusal, rights of first offer or similar rights to acquire any business or assets of the ANI or any Subsidiary;

(xii)          relating to the purchase or sale of assets outside the ordinary course of business of ANI;

(xiii)         relating to the issuance of any securities of ANI or any Subsidiary;

(xiv)        pursuant to which any material asset of ANI or any of its Subsidiaries is leased;

(xv)         relates to the purchase of (A) any equipment entered into since December 31, 2011 and (B) any materials, supplies, or inventory since December 31, 2011, other than any agreement which, together with any other related agreement, involves the expenditure by the Company of less than Fifty Thousand Dollars ($50,000);

(xvi)        that represents a purchase order with any supplier for the purchase of inventory items in an amount in excess of Fifty Thousand Dollars ($50,000) of materials;

(xvii)       pursuant to which ANI or any Subsidiary is a party and having a remaining term of more than one (1) year after the Closing Date or involving a remaining amount payable thereunder (either to or from the Company) as of the Closing Date, of at least One Hundred Thousand Dollars ($100,000),

(xviii)      which involves the payment of $200,000 or more in any 12 month period after the date hereof; or

(xix)         which would prevent, delay or impede the consummation, or otherwise reduce the contemplated benefits, of any of the transactions contemplated by this Agreement.

ANI has previously made available to the Company or its representatives complete and accurate copies of each Contract of the type described in this Section 3.8(a) (collectively referred to herein as “ANI Contracts”).

(b)           All of the ANI Contracts were entered into at arms’ length in the ordinary course of business and are valid and in full force and effect, except to the extent they have previously expired in accordance with their terms.  Neither ANI nor any of its Subsidiaries has given or received a notice of cancellation or termination under any ANI

Contract, or has, or is alleged to have, and to the knowledge of ANI, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of, any ANI Contract.

3.9           Benefit Plans.

(a)           Section 3.9 of the ANI Disclosure Schedule sets forth a true and complete list of each ANI Benefit Plan.  An “ANI Benefit Plan” is any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and whether or not subject to ERISA, any material employment, termination or severance agreement, and any material bonus, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, equity-based, vacation, severance, retention, change in control, profit sharing, retirement, welfare, disability, death benefit, hospitalization or insurance plan, and any other material plan, agreement, or program providing compensation or benefits to any current or former employee, director or independent contractor of ANI or any Subsidiary or ERISA Affiliate of ANI or maintained, contributed to, or required to be contributed to by ANI, any Subsidiary or other ERISA Affiliate or that ANI, any Subsidiary or other ERISA Affiliate has committed to establish, adopt or contribute to, or under which ANI, any Subsidiary or other ERISA Affiliate otherwise has or may have any liability.  An “ERISA Affiliate” with respect to any Party means any entity required to be aggregated with such Party under Section 414 of the Code, or any trade or business, whether or not incorporated that together with such Party would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate” )

(b)           No ANI Benefit Plan is a multiemployer plan within the meaning of ERISA Section 3(37)).

(c)           No ANI Benefit Plan is a “defined benefit pension plan” within the meaning of Code Section 414(j) or subject to Title IV of ERISA; no ANI Benefit Plan is subject to the minimum funding standards of Code Section 412 and/or ERISA Section 302; and neither ANI nor any Subsidiary has any liability to the Pension Benefit Guaranty Corporation (“PBGC”) or any other person, arising directly or indirectly under Title IV of ERISA.

(d)           Each ANI Benefit Plan has been maintained in material compliance with its terms and with all applicable laws, including, but not limited to ERISA and the Code and with respect to the ANI Benefit Plans, individually and in the aggregate, no event has occurred and, to the knowledge of ANI, there exists no condition or set of circumstances in connection with which ANI or any of its Subsidiaries or other ERISA Affiliates could be subject to any liability under ERISA, the Code or any other Applicable Law.

(e)           There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of ANI, threatened against, or with respect to, any ANI Benefit Plan.

(f)            All required contributions to ANI Benefit Plans due on or before the Closing Date have been, or will have been, made or properly accrued on or before the Closing Date.

(g)           Except as set forth in Section 3.9(g) of the ANI Disclosure Schedule, the execution and delivery by ANI of this Agreement does not, and the consummation of the Merger and compliance with the terms hereof (whether alone or in combination with any other event) will not, (A) entitle any current or former employee or director or independent contractor of ANI or any Subsidiary to severance pay, (B) except as expressly required by this Agreement, accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any ANI Benefit Plan, (C) result in any breach or violation of, or a default under, any ANI Benefit Plan, or (D) cause any amounts payable under any ANI Benefit Plan (whether in cash, in property or in the form of benefits) to fail to be deductible for federal income tax purposes by virtue of Sections 162(m) or 280G of the Code.

(h)           None of ANI, any Subsidiary or other ERISA Affiliate, or ANI Benefit Plan has engaged in a transaction in connection with which ANI, any Subsidiary or other ERISA Affiliate, ANI Benefit Plan (or any such trust, or any trustee or administrator thereof), or any party dealing with any ANI Benefit Plan or any such trust could be subject to either a civil penalty assessed pursuant to Sections 409 or 502(i) of ERISA or a Tax imposed pursuant to Sections 4975 or 4976 of the Code.

(i)            Each ANI Benefit Plan and related trust intended to qualify under Sections 401 and 501(a) of the Code is subject to a current favorable determination or opinion letter from the Internal Revenue Service (“IRS”) and, to ANI’s knowledge, nothing has occurred that is reasonably likely to result in the revocation of such letter.  ANI and its Subsidiaries have not sponsored, maintained or contributed to or had any liability with respect to any qualified pension plan which, during the preceding two (2) years, has been terminated, including by way of merger with or into an ANI Benefit Plan or another plan.

(j)            Except as set forth in Section 3.9(j) of the ANI Disclosure Schedule, ANI and its Subsidiaries do not contribute to, have or could have any liability with respect to retiree medical coverage or other medical, health, life or other welfare benefits for present or future terminated employees or their spouses or dependents other than as required by Part 6 of Subtitle B of Title I of ERISA (“COBRA”) or any comparable state Applicable Law.

(k)           No employer other than ANI, a Subsidiary or other ERISA Affiliate is permitted to participate in any ANI Benefit Plan and no leased employees (as defined in Code Section 414(n)) or independent contractors are eligible for, or participate in, any ANI Benefit Plan.

(l)            Except as set forth on Section 3.9 of the ANI Disclosure Schedule, no ANI Benefit Plan is a “nonqualified deferred compensation plan” subject to Section 409A of the Code and the regulations and other guidance promulgated thereunder (unless such

ANI Benefit Plan complies with an exemption or exception to Code Section 409A).  None of ANI, its Subsidiaries or its ERISA Affiliates is a party to any agreement, or otherwise obligated under any ANI Benefit Plan, to provide for a gross up of Taxes imposed by Section 409A of the Code.  Each nonqualified deferred compensation plan (as defined in Section 409A(d)(1) of the Code) maintained or sponsored by ANI its Subsidiaries or its ERISA Affiliates has since (i) January 1, 2005, been maintained and operated in good faith compliance with Section 409A of the Code and Notice 2005-1, (ii) October 3, 2004, not been “materially modified” (within the meaning of Notice 2005 1) with respect to any amounts that are “grandfathered” from the application of Section 409A of the Code, and (iii) January 1, 2010, been in documentary and operational compliance with final regulations under Section 409A of the Code.

(m)          No ANI Benefit Plan is not now, or in the past seven years has been, “top-heavy” pursuant to Code Section 416.

(n)           ANI has delivered or made available to the Company true and complete copies of:

(i)            all ANI Benefit Plan documents and related trust agreements or other agreements or contracts evidencing any funding vehicle with respect thereto;

(ii)           the three most recent annual reports on Form 5500, including all schedules, attachments and/or audits thereto, with respect to any ANI Benefit Plan for which such a report (and/or audit) is required;

(iii)          the summary plan description, including any summary of material modifications thereto or other modifications communicated to participants, currently in effect with respect to each ANI Benefit Plan;

(iv)          the most recent determination letter or opinion letter issued by the IRS with respect to each ANI Benefit Plan intended to qualify under section 401(a) of the Code and with respect to any determination letter the full and complete application therefore submitted to the IRS; and

(v)           material correspondence in the past seven years with regulatory authorities (such as a copy of all documents relating to any audit or investigation by any regulatory authority or any a voluntary correction submission with the Department of Labor or the IRS) with respect to any ANI Benefit Plan.

3.10         Subsidiaries.  Section 3.10 of the ANI Disclosure Schedule sets forth a true and complete list of all the Subsidiaries of ANI.  Each Subsidiary of ANI is a corporation or other entity duly organized, validly existing and, in the case of corporations, in good standing under the laws of its jurisdiction of formation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary and where the failure so to qualify would have a material effect on ANI.  All of the shares of capital stock of each of the Subsidiaries held by ANI or by another ANI Subsidiary are fully paid and nonassessable and are owned by ANI or a Subsidiary of ANI free and clear of any material Lien, except for ANI Permitted Liens.  Except for the Subsidiaries set forth in Section 3.10 of the ANI Disclosure Schedule, ANI neither directly nor indirectly, (a) owns or otherwise controls, (b) has agreed to purchase or otherwise acquire or (c) holds any interest convertible into or exchangeable for, any capital stock or other equity interest of any other corporation, partnership, joint venture or other business association or entity.

3.11         Absence of Certain Changes or Events.  (a) Since December 31, 2011, except as permitted by Section 5.1 in the case of actions taken after the date hereof, there has not been any change, circumstance or event (including any event involving a prospective change) which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on ANI, and (b) since December 31, 2011, except as contemplated by this Agreement ANI and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices.

3.12         Board Approval.  The board of directors of ANI (the “ANI Board”), by resolutions duly adopted at a meeting duly called and held has: (a) approved and adopted, and declared the advisability of, this Agreement and the transactions contemplated hereby, including the Merger; (b) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of ANI and ANI’s stockholders; and (c) subject to Section 5.3(d), resolved to make and maintain the ANI Board Recommendation.

3.13         Takeover Statutes.  ANI has taken all action necessary to exempt or exclude this Agreement and the transactions contemplated hereby, including the Merger, from: (i) the restrictions on business combinations set forth in Section 203 of the DGCL; and (ii) any other similar antitakeover law, statute or regulation (each, a “Takeover Statute”).  Accordingly, no Takeover Statute applies to this Agreement or the transactions contemplated hereby, including the Merger, with respect to ANI.  ANI does not have any stockholder rights plan, “poison pill” or similar plan or arrangement in effect.

3.14         Properties.  Except as set forth in Section 3.14 of the ANI Disclosure Schedule, ANI or one of its Subsidiaries (a) has good and valid title to all of its properties and assets, including those reflected in the ANI Financial Statements as being owned by ANI or one of its Subsidiaries or acquired after the date thereof that are material to ANI’s business (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business and as permitted under Section 5.1), free and clear of all claims, liens (statutory or otherwise), charges, security interests, encumbrances or other adverse claims of any nature whatsoever, including mortgages, deeds of trust, pledges, options, conditional sales contracts, assessments, levies, easements, covenants, reservations, restrictions, rights-of-way or encumbrances of any nature whatsoever (each, a “Lien”), except (i) statutory liens securing payments not yet due or liens which are being properly contested by ANI or one of its Subsidiaries in good faith and by proper legal proceedings and for which adequate reserves related thereto are maintained on the ANI Financial Statements, (ii) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not materially affect the use or value of the properties or assets subject thereto or affected thereby or otherwise adversely impair business operations at such properties, (iii) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected in the ANI Financial Statements and which have been or will be satisfied and released at or prior to the Closing Date, and (iv) rights granted to any non-exclusive licensee of any ANI Intellectual Property in the ordinary course of business consistent with past practices (such liens, imperfections and irregularities in clauses (i), (ii), (iii) and (iv), “ANI Permitted Liens”), and (b) has a valid leasehold interest as a lessee of all leasehold estates reflected in the ANI Financial Statements or acquired after the date thereof which are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to ANI’s knowledge, the lessor.

3.15         Intellectual Property.

(a)           For purposes of this Agreement:

(i)            “Intellectual Property” means and includes all algorithms, biological materials, cell lines, clinical data, chemical compositions or structures, databases and data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks, methods, processes, proprietary information, protocols, schematics, specifications, software, techniques, URLs, web sites, works of authorship, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as instruction manuals, laboratory notebooks, prototypes, samples, studies, and summaries).

(ii)           “Intellectual Property Rights” means and includes all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (i) rights associated with works of authorship, including exclusive exploitation rights, copyrights and moral rights; (ii) trademark and trade name rights and similar rights; (iii) trade secret rights; (iv) Patents rights; (v) other proprietary rights in Intellectual Property of every kind and nature; and (vi) all registrations, renewals, extensions, combinations, divisions, or reissues of, and applications for, any of the rights referred to in the foregoing clauses (i) through (v).

(iii)          “Patents” means patents and patent applications (including provisional, continuation, divisional, continuation-in-part, reexamination, and reissue patent applications and any patents issuing therefrom and all corresponding foreign equivalents thereof) and utility models, industrial designs, and other government-issued rights protecting inventions and industrial designs, however denominated, registered with any Government Authority and all applications for any of the foregoing.

(iv)          “ANI Owned IP” means all Intellectual Property Rights and Intellectual Property owned (solely or jointly) by ANI or any of the ANI Subsidiaries.

(v)           “ANI Licensed IP” means all Intellectual Property Rights and Intellectual Property licensed to ANI or any of the ANI Subsidiaries.

(vi)          “Registered IP” means all Intellectual Property Rights that are registered, filed, or issued under the authority of any Government Authority, including all Patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

(b)           Section 3.15(b) of the ANI Disclosure Schedule accurately identifies and describes each proprietary product or service currently developed, manufactured, marketed, performed or sold by or on behalf of ANI or any of the ANI Subsidiaries, including products or services currently designated as development candidates with a unique internal name by ANI or any of ANI Subsidiaries.

(c)           Section 3.15(c) of the ANI Disclosure Schedule accurately identifies: (i) each item of ANI Owned IP in which ANI or any of ANI Subsidiaries has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise); (ii) in the case of Registered IP, the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; and (iii) in the case of Registered IP, any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest; and (iv) each ANI Owned IP that is a granted patent that in any way covers any product or service identified in Section 3.15(b) of the ANI Disclosure Schedule.  ANI has provided to the Company reasonable access to accurate and complete copies of all applications and correspondence to and from the Government Authority related to each such item of ANI Owned IP.  For the avoidance of doubt, for published applications and patents, ANI furnishing to the Company the relevant application, serial or patent number of the Registered IP will be considered reasonable access.

(d)           Section 3.15(d) of the ANI Disclosure Schedule accurately identifies: (i) all Intellectual Property Rights or Intellectual Property licensed to ANI or any of ANI Subsidiaries (other than any non-customized software that (x) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license, (y) is not incorporated into, or used directly in the development, manufacturing or distribution of, any of ANI’s or ANI Subsidiaries’ products or services and (z) is generally available on standard terms for less than $15,000); (ii) the corresponding Contract(s) pursuant to which such Intellectual Property Rights or Intellectual Property is licensed to ANI or the ANI Subsidiaries; and (iii) whether the license or licenses granted to ANI or the ANI Subsidiaries are exclusive or non-exclusive.

(e)           No Person has been granted by ANI or any of ANI Subsidiaries any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any ANI Owned IP.  Neither ANI nor any of ANI Subsidiaries are bound by, and no ANI Owned IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of ANI or any of ANI Subsidiaries to use, exploit, assert or enforce any ANI Owned IP anywhere in the world, except field and geographical restrictions in applicable licenses to ANI Owned IP granted to ANI.

(f)            ANI has provided to the Company an accurate and complete copy of each standard form of any Contract to which ANI or any of the ANI Subsidiaries is a party or by which ANI or any of the ANI Subsidiaries is bound, if any, that contains any assignment or license of, covenant not to assert or enforce or granting of any other rights in, any Intellectual Property Right, including any ANI Owned IP or other Intellectual Property developed by, with, or for ANI or any of the ANI Subsidiaries (an “ANI IP Contract”) that has been used by ANI or any of the ANI Subsidiaries at any time since January 1, 2010, including each standard form of: (i) employee agreement containing any intellectual property assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (ii) consulting or independent contractor agreement containing any intellectual property assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; and (iii) confidentiality or nondisclosure agreement. Section 3.15(f) of the ANI Disclosure Schedule accurately identifies each ANI IP Contract that deviates in any material respect from the corresponding standard form agreement provided to the Company, if any.

(g)           Except as set forth in Section 3.15(g) of the ANI Disclosure Schedule:

(i)            the conduct of the business of ANI and the ANI Subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate the Intellectual Property Rights of any third party in any material respect, and no claim has been asserted to ANI in writing that the conduct of the business of ANI and the ANI Subsidiaries as currently conducted infringes upon or misappropriates or otherwise violates the Intellectual Property rights of any third party in any material respect;

(ii)           with respect to each item of ANI Owned IP, ANI or any ANI Subsidiary is the owner of the entire right, title and interest in and to such ANI Owned IP and neither ANI nor any ANI Subsidiary has granted to any third party exclusive rights to any ANI Owned IP under terms that would prevent ANI or an ANI Subsidiary from using such ANI Owned IP in the operation of its respective business as currently conducted;

(iii)          with respect to each item of ANI Licensed IP, ANI or an ANI Subsidiary has the right to use such ANI Licensed IP in the operation of its respective business as currently conducted in accordance with the terms of the license agreement governing such ANI Licensed IP;

(iv)          none of the ANI Owned IP has been adjudged invalid or unenforceable in whole or in part and the ANI Registered IP is valid, subsisting and enforceable (except for prospective challenges that may be received in the ordinary course of patent prosecution and maintenance);

(v)           no person is engaging in any activity that infringes upon, misappropriates or otherwise violates the ANI Owned IP in any material respect;

(vi)          each license of the ANI Licensed IP is binding on ANI and any of the ANI Subsidiaries party thereto and each of the other parties thereto, and is in full force and effect and no party to any license of the ANI Licensed IP (other than ANI or any ANI Subsidiary) is in material breach thereof or default thereunder; and

(vii)         neither the execution of this Agreement nor the consummation of any transaction contemplated hereby will terminate, suspend or modify any of the ANI’s rights with respect to any ANI Owned IP or material ANI Licensed IP.

(h)           Except as set forth in Section 3.15(h) of the ANI Disclosure Schedules, each Person who is or was an employee or contractor of ANI or any of ANI Subsidiaries and who is or was involved in the creation or development of any ANI Owned IP has signed an agreement containing an assignment of Intellectual Property Rights to ANI or one of ANI Subsidiaries.  No current or former stockholder, officer, director, employee, consultant or contractor of ANI or any of ANI Subsidiaries has any claim, right (whether or not currently exercisable) or interest to or in any ANI Owned IP.  To ANI’s knowledge, no employee of ANI or any of ANI Subsidiaries is: (x) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for ANI or ANI Subsidiaries; or (y) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality obligations.  Since January 1, 2010, neither ANI nor any of the ANI Subsidiaries have assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Intellectual Property Right to any other Person.

(i)            ANI and the ANI Subsidiaries have taken all commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all material proprietary information that ANI or any of the ANI Subsidiaries holds, or purports to hold, as a trade secret.

(j)            Neither ANI nor any of the ANI Subsidiaries are, and neither ANI nor any of the ANI Subsidiaries ever were, a contributor to any industry standards body or similar organization that could require or obligate ANI or any of ANI Subsidiaries to grant or offer to any other Person any license or right to any ANI Owned IP.

3.16         Regulatory Matters.

(a)           Each of the products currently marketed by ANI or any of its Subsidiaries and each of the products under development by ANI or any of its Subsidiaries is identified in Section 3.16(a) of the ANI Disclosure Schedule (the “ANI Products”).  Except as set forth in Section 3.16(a) of the ANI Disclosure Schedule, ANI and the ANI Subsidiaries hold all material licenses, permits, franchises, variances, registrations, exemptions, orders and other governmental authorizations, consents, approvals and clearances, and have submitted all material notices to, all Government Authorities, including all required authorizations under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), the Public Health Service Act of 1944, as amended (the “PHSA”) and the regulations of the FDA promulgated thereunder, and any other Government Authority that regulates the quality, identity, strength, purity, safety, efficacy or manufacturing of the ANI Products (any such Government Authority, an “ANI Regulatory Agency”) required for the lawful operation of the businesses of ANI and the ANI Subsidiaries (the “ANI Permits”), except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ANI.  Except as set forth in Section 3.16(a) of the ANI Disclosure Schedule all such ANI Permits are valid and in full force and effect.  Except as set forth in Section 3.16(a) of the ANI Disclosure Schedule, none of such ANI Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated by this Agreement.  ANI and the ANI Subsidiaries are the sole and exclusive owner of the ANI Permits and the associated filings and applications with the FDA, including any biologics license application, new drug application, abbreviated new drug application, drug master files, biologics master files, master files for devices, 510(k) submission, premarket approval, investigational new drug or investigational device exemption application, comparable regulatory application or filing made or held by or issued to ANI and the ANI Subsidiaries (collectively, the “ANI Regulatory Filings”) and hold all right, title and interest in and to all ANI Regulatory Filings free and clear of any Lien.  ANI and the ANI Subsidiaries have not granted any third party any right or license to use, access or reference any of the ANI Regulatory Filings, including any of the know-how contained in any of the ANI Regulatory Filings or rights (including any regulatory exclusivities) associated with each such ANI Regulatory Filing.

(b)           Except as set forth in Section 3.16(b) of the ANI Disclosure Schedule, since January 1, 2010, there has not occurred any breach or violation of, default (with or without notice or lapse of time or both) under or event giving rise to any right of termination, amendment or cancellation of (with or without notice or lapse of time or both), any ANI Permit.  Except as set forth in Section 3.16(b) of the ANI Disclosure Schedule, ANI and the ANI Subsidiaries are in compliance in all material respects with the terms of all ANI Permits, and no event has occurred and no facts or circumstances exist that, to the knowledge of ANI, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any material ANI Permit.

(c)           Except as set forth in Section 3.16(c) of the ANI Disclosure Schedule, since January 1, 2010, all material applications, submissions, information and data used by ANI or the ANI Subsidiaries as the basis for, or submitted by or, to the knowledge of ANI, on behalf of ANI or the ANI Subsidiaries in connection with, any and all requests for ANI Permits when submitted to the FDA or other ANI Regulatory Agency, were, to ANI’s knowledge, accurate and complete in all material respects as of the date of submission, and any updates, changes, corrections or modifications to such applications, submissions, information and data required under Applicable Law have been submitted to the FDA or other ANI Regulatory Agency.

(d)           Since January 1, 2010, neither ANI nor any of the ANI Subsidiaries has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other ANI Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or similar policies under Applicable Law.  Except as set forth in Section 3.16(d) of the ANI Disclosure Schedule, neither ANI nor any of its ANI Subsidiaries nor, to the knowledge of ANI, any agent, subcontractor, director, officer, employee or other Person associated with or acting on behalf of ANI has been convicted of any crime or engaged in any conduct which has resulted or could result in debarment or disqualification by the FDA or any other Government Authority, and there are no proceedings pending or threatened that reasonably might be expected to result in criminal or civil liability or debarment or disqualification by the FDA or any other Government Authority.

(e)           Neither ANI nor any of the ANI Subsidiaries nor, to the knowledge of ANI, any director, officer, agent, employee or other Person associated with or acting on behalf of ANI or any of the ANI Subsidiaries has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any similar Applicable Law; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.  There are no pending or, to the knowledge of ANI, threatened filings against ANI or any ANI Subsidiary of an action relating to the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)).

(f)            Since January 1, 2010, there has not been any voluntarily or involuntarily initiated, conducted, or issued recall, field notification, field correction, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, market correction, or investigator notice relating to an alleged material lack of safety or efficacy of any ANI Product.

(g)           Except as set forth in Section 3.16(g) of the ANI Disclosure Schedule, ANI and its Subsidiaries are in compliance in all material respects with all Applicable Laws and any other letters, notices or guidance issued by the FDA or any Government Authority which regulate the clinical investigation, manufacture, sale, promotion, sampling and distribution of pharmaceutical products or biological, or device products in any jurisdiction.  ANI has at all times and is currently distributing, marketing, promoting, labeling and selling its products in accordance with the FDCA and Prescription Drug Marketing Act of 1987.  There are no pending or, to the knowledge of ANI, threatened regulatory Actions (other than non-material routine or periodic inspections or reviews) against ANI or its Subsidiaries.  Since January 1, 2010 there have been no written notices, reports, FDA Form 483 observations that have not been disclosed by ANI, warning letters, or untitled letters alleging or asserting noncompliance in any material respect with any Applicable Law relating to ANI or any ANI Subsidiary or any ANI Product or any subpoenas or investigative demands or other written inquiries that would reasonably be interpreted as raising a compliance concern sent or delivered by any Government Authority with regard to any ANI Product.

(h)           The manufacture of the ANI Products is being conducted in compliance in all material respects with current “good manufacturing practices,” as defined by the FDA.  ANI has been in material compliance with FDA’s registration and listing requirements to the extent required by FDA.

(i)            ANI and its Subsidiaries are and have been in compliance in all material respects with all Applicable Laws requiring the maintenance or submission of reports or records under requirements administered by the FDA or any other Government Authority, including Adverse Experiences, Serious Adverse Events, and Serious Injuries.  Except as set forth in Section 3.16(i) of the ANI Disclosure Schedule, there have been no Serious Adverse Events or Serious Injuries associated with the use (including in clinical trials) of any ANI Products that have not been reported to the FDA in accordance with Applicable Law.

(j)            To the knowledge of ANI, all studies, tests, and preclinical and clinical research being conducted by ANI and ANI Subsidiaries, and to the knowledge of ANI, on behalf of ANI and ANI Subsidiaries, are being, and at all times have been, conducted in compliance in all material respects with all Applicable Laws, including, as applicable, good laboratory practice regulations set forth in 21 C.F.R. Part 58, good clinical practices, as defined or recognized by the FDA, including the ICH Tripartite Guideline for Good Clinical Practice, other applicable provisions of the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312 and 812, and comparable laws of any other Government Authority.  No clinical trial conducted by ANI or any ANI Subsidiary or, to the knowledge of ANI, on behalf of ANI or any ANI Subsidiary has been terminated or suspended prior to completion for safety or non-compliance reasons, and neither the FDA nor any other Government Authority, clinical investigator or institutional review board that has or had jurisdiction over or participated in any such clinical trial has initiated, or, to the knowledge of ANI, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any such ongoing clinical trial, or to disqualify, restrict or debar any clinical investigator or other Person or entity involved in any such clinical trial.

(k)           Neither ANI nor any ANI Subsidiary nor any officer, director, managing employee (as those terms are defined in 42 C.F.R. § 1001.1001) of ANI or any ANI Subsidiary, nor, to the knowledge of ANI, any agent (as such term is defined in 42 C.F.R. § 1001.1001(a)(1)(ii)) of ANI or any ANI Subsidiary is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement, monitoring agreement, consent decree, settlement order, deferred prosecution agreement  or other formal or informal agreement with any Government Authority concerning compliance with the laws governing any “Federal Health Care Program” (which means Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act) and any other state or federal health care program).  ANI meets all the requirements of participation and payment of Medicare, Medicaid, and any other governmental health care programs and third party payment programs to the extent in which it participates

(collectively, “Programs”).  There is no action pending, received or, to ANI’s knowledge, threatened against ANI which relates in any way to a violation of any health care laws or which could result in the imposition penalties against or the exclusion of ANI from participation in any Programs.  Neither ANI nor any ANI Subsidiary nor officer, director, managing employee have engaged in any activities which are cause for civil penalties or mandatory or permissive exclusion from any Program.  To ANI’s knowledge, there is no pending, proposed or final Medicare national or local coverage determination that, if finalized, would restrict coverage for ANI’s Products.  ANI has not established any reimbursement support program, such that payment for ANI product is contingent upon a purchaser’s receipt of payment from a third party payer.  ANI does not furnish any coverage, coding or billing advice to any health care professionals regarding off-label indications of ANI products.

(l)            Neither ANI nor any ANI Subsidiary nor any officer, director, managing employee (as those terms are defined in 42 C.F.R. § 1001.1001) of ANI or any ANI Subsidiary, nor, to the knowledge of ANI, any agent (as such term is defined in 42 C.F.R. § 1001.1001(a)(1)(ii)) of ANI or any ANI Subsidiary: (i) has been debarred, excluded or suspended under 21 U.S.C. § 335a, or any similar law, from participation in any Federal Health Care Program; (ii) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act of 1935, codified at Title 42, Chapter 7, of the United States Code (the “Social Security Act”); (iii) is currently listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; (iv) to the knowledge of ANI, is the target or subject of any current investigation by a Government Authority relating to any Federal Health Care Program related offense; (v) is currently charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program; or (vi) is the subject of any pending or threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto.

(m)          There are no pending or, to the knowledge of ANI, threatened filings against ANI or any ANI Subsidiary of an action relating to ANI or any ANI Subsidiary under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)) or the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)).

(n)           To the knowledge of ANI, neither ANI nor any ANI Subsidiary is under investigation by any Government Authority for a violation of the Health Insurance Portability and Accountability Act of 1995, as amended by the Health Information Technology for Economic and Clinical Health Act (“HIPAA”), or the regulations contained in 45 C.F.R. Parts 160 and 164, including receiving any notices from the United States Department of the Health and Human Services Office of Civil Rights relating to any such violations, or any comparable state or local laws.  Neither ANI nor any ANI Subsidiaries are “covered entities” as that term is defined in HIPAA.  ANI and the ANI Subsidiaries have been in compliance in all material respects with federal and state data breach laws.

(o)           ANI and its Subsidiaries are and have been in compliance in all material respects with all Applicable Laws requiring state registration, reporting of applicable sales and marketing expenditures and transactions to health care professionals, and compliance program requirements, which may include (depending on the state) but is not limited to adoption of the OIG Office of Inspector General’s Compliance Program Guidance for Pharmaceutical Manufacturers, the AdvaMed Code, and/or the PhRMA Code.  See Cal. Health & Safety Code §§ 119400 — 119402; Connecticut, Subst. Senate Bill No. 270, File No. 468, Cal. No. 333; D.C., D.C. Code Ann. §§ 48-833.01—48-833.09; Maine, Maine Rev. Stat. Ann. tit. 22, § 2698-A; Massachusetts, Mass. Chapter 111N of the Massachusetts General Acts; Minnesota, Minn.Stat. § 151.47 (general); Minn.Stat. § 151.461 (gifts); Nevada, Nev. Rev. Stat. §639.570; Vermont, 18 V.S.A. Sec. 4631a; 18 V.S.A. Sec. 4632.; West Virginia, W. Va. Code § 5A-3C-13, W. Va. Code §16-29H-8.

3.17         Environmental Matters.  Except as set forth in Section 3.17 of the ANI Disclosure Schedule, (a) ANI and its Subsidiaries hold, and are currently, and at all prior times have been, in continuous compliance with all permits required by Environmental Laws for ANI to conduct its operations (“Environmental Permits”), and are currently, and at all prior times have been, otherwise in continuous compliance with all Applicable Laws relating to: (i) protection, preservation or cleanup of the environment or natural resources; (ii) any Release or threatened Release, including control, investigation, study, assessment, testing, monitoring, containment, removal, remediation, cleanup or abatement of such Release or threatened Release; (iii) the management, manufacture, generation, formulation, processing, labeling, distribution, introduction into commerce, registration, use, treatment, handling, storage, disposal, transportation, re-use, recycling or reclamation of any Hazardous Material, or (iv) health and safety (“Environmental Laws”) and, to the knowledge of ANI, there is no condition that would reasonably be expected to prevent or interfere with compliance with all applicable Environmental Laws and all applicable Environmental Permits in the future, (b) ANI and its Subsidiaries have not received any written notice, claim, demand, action, suit, complaint, proceeding or other communication by any person alleging any violation of, or any actual or potential liability under, any Environmental Laws (an “Environmental Claim”), and ANI has no knowledge of any pending or threatened Environmental Claim, (c) no hazardous, dangerous or toxic substance, including petroleum (including crude oil or any fraction thereof), asbestos and asbestos-containing materials, polychlorinated biphenyls, radon, fungus, mold, urea-formaldehyde insulation or any other material that is regulated or as to which liability or standards of conduct are imposed pursuant to any Environmental Laws or that could result in liability under any Environmental Laws (“Hazardous Materials”) has been generated, transported, treated, stored, installed, disposed of, arranged to be disposed of, released or threatened to be released at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by ANI or its Subsidiaries, in violation of, or in a manner or to a location that could give rise to liability to ANI or its Subsidiaries under Environmental Laws, and (d) ANI and its Subsidiaries have not assumed, contractually or by operation of law, any liabilities or obligations under or relating to any Environmental Laws. For purposes hereof, “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, generating, disposing or dumping of any Hazardous Material at, in, on, into or onto the environment, including the migration of any Hazardous Material through or in the environment.

3.18         Labor and Employment Matters.  Except as set forth in Section 3.18 of the ANI Disclosure Schedule, (a) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of ANI, threatened against ANI or any of its Subsidiaries, (b) no union, works council or other labor organization represents, or claims to represent, any group of employees with respect to their employment by ANI or any of its Subsidiaries and no union organizing campaign with respect to the employees of ANI or its Subsidiaries is threatened or underway, (c) there is no unfair labor practice charge or complaint against ANI or its Subsidiaries pending or, to the knowledge of ANI, threatened before the National Labor Relations Board or any similar state or foreign agency, (d) there is no grievance pending relating to any collective bargaining agreement or other grievance procedure, (e) no charges with respect to or relating to ANI or its Subsidiaries are pending before the Equal Employment Opportunity Commission or any other state or foreign agency responsible for the prevention of unlawful employment practices; and (f) no employee of ANI or its Subsidiaries is in violation of (and to the knowledge of ANI no written allegation has been made that any employee is in violation of) any term of any restrictive covenant, common law nondisclosure obligation, fiduciary duty, or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by ANI or its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.  Neither ANI nor any of its Subsidiaries is a party to a current conciliation agreement, consent decree, or other agreement or order with any Government Authority with respect to labor or employment practices.

3.19         Insurance.

(a)           Section 3.19(a) of the ANI Disclosure Schedule sets forth, as of the date hereof, an accurate and complete list of the policies of insurance currently maintained by or for the benefit of the ANI or any of its Subsidiaries (including any policies of insurance maintained for purposes of providing benefits such as workers’ compensation and employers’ liability coverage) (collectively, the “ANI Policies”).  All such ANI Policies are in full force and effect and the limits of liability thereunder have not been exhausted by the payment of claims.  There has not been any interruption in insurance coverage for the types of risks covered under such Policies since January 1, 2010.  ANI and its Subsidiaries and, to the knowledge of the ANI, their counterparties are not in default under the Policies, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default under any Policy by the ANI or any of its Subsidiaries or, to the knowledge of the ANI, any other Person.  No written notice of cancellation or termination has been received with respect to any such Policy (except Policies replaced in the ordinary course).  To the knowledge of the ANI, no insurer on any such Policy has been declared insolvent or placed in receivership or liquidation.

(b)           Section 3.19(b) of the ANI Disclosure Schedule sets forth a list of all pending claims (including with respect to insurance obtained but not currently maintained) and the claims history for the ANI and its Subsidiaries since January 1, 2010 (including with respect to insurance obtained but not currently maintained), in each case with respect to each claim (or series of related claims) involving amounts in excess of $25,000.  Neither the ANI nor any of its Subsidiaries has been refused any insurance coverage with respect to any aspect of its operations nor has its coverage been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance since January 1, 2010.  There is no claim by the ANI or any of its Subsidiaries pending under any such Policies in excess of $50,000 as to which coverage has been questioned, denied or disputed by the underwriters of such Policies.

3.20         Registration Statement; Joint Proxy Statement/Prospectus.  The information regarding ANI and the ANI Subsidiaries supplied by ANI for inclusion in the Registration Statement (and any amendment or supplement thereto), at the time the Registration Statement (and any amendment or supplement thereto) is filed, at the time the Registration Statement (and any amendment or supplement thereto) is declared effective by the Securities and Exchange Commission (the “SEC”) and at the Effective Time, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The information regarding ANI and the ANI Subsidiaries supplied by ANI for inclusion in the joint proxy statement/prospectus to be sent to (a) the Company’s stockholders in connection with the solicitation of proxies in favor of (i) the approval of the Company Charter Amendments and (ii) the approval of the issuance of shares of Company Common Stock pursuant to this Agreement (and any amendment or supplement thereto) and (b) ANI’s stockholders in connection with the solicitation of proxies in favor of the adoption of this Agreement and the approval of the transactions contemplated by this Agreement, including the Merger (the “Joint Proxy Statement/Prospectus”), in each case, at the date the Joint Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the Company and ANI stockholders and at the time of the Company Special Meeting and the ANI Special Meeting (or any adjournment or postponement thereof), will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 3.20 will not apply to statements or omissions included in the Joint Proxy Statement/Prospectus (and, in each case, any amendment or supplement thereto) based upon information regarding the Company or any the Company Subsidiary supplied by the Company for use therein.  Subject to Section 5.3(d), the Joint Proxy Statement/Prospectus will include the ANI Board Recommendation.

3.21         Affiliate Transactions.  Except as set forth in Section 3.21 of the ANI Disclosure Schedule, during the past three (3) years neither ANI nor any of the ANI Subsidiaries has, directly or indirectly, purchased, leased or otherwise acquired any property or obtained any services from, or sold, leased or otherwise disposed of any property or furnished any services to, or otherwise dealt with, in the ordinary course of business or otherwise, any director, officer, Affiliate or associate of any of ANI or any of the ANI Subsidiaries or any shareholder or member of any Affiliate or associate of any ANI or any of the ANI Subsidiaries (except with respect to compensation in the ordinary course of business for services rendered as a director, officer or employee of ANI or any of the ANI Subsidiaries ).  Except as set forth in Section 3.21 of the ANI Disclosure Schedule, none of ANI or any of the ANI Subsidiaries owes any amount to, or has any agreement or contract with or commitment to, any of its shareholders, directors, officers, employees or consultants or any Affiliate or associate thereof (other than compensation for current services not yet due and payable and reimbursement of expenses arising in the ordinary course of business), and none of such Persons owes any amount to ANI or any of the ANI Subsidiaries.  For purposes of this Agreement, “Affiliate” means (i) with respect to any person, any member of the immediate family of such person or any entity controlled, directly or indirectly, by such person and/or members of the immediate family of such person, and (ii) with respect to any entity, (a) any Person that, directly or indirectly, controls, is controlled by or is under common control with, such entity or (b) any director, officer, manager, stockholder, member, partner or other owner of such entity.

3.22         Brokers or Finders.  No agent, broker, investment banker or financial advisor has been retained by or is authorized to act on behalf of ANI or any of its Subsidiaries and is or might be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement.

3.23         Disclosure.  No representation or warranty or other statement made by the Company in this Agreement, the ANI Disclosure Schedule, the certificates delivered pursuant to Section 6.3(d)(i) or otherwise in connection with the transactions contemplated herein contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

ARTICLE IV.
Representations and Warranties of the Company

Except with respect to any subsection of this Article IV, as set forth in the correspondingly identified subsection of the disclosure schedule delivered by the Company to ANI concurrently with this Agreement (the “Company Disclosure Schedule”) (it being understood by the Parties that the information disclosed in one subsection of the Company Disclosure Schedule will be deemed to be included in each other subsection of the Company Disclosure Schedule in which the relevance of such information thereto would be readily apparent on the face thereof), the Company represents and warrants to ANI as follows:

4.1           Organization, Standing and Power.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such other jurisdictions where the failure so to qualify and be in such standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.  The Certificate of Incorporation and By-laws of the Company, copies of which were previously provided to ANI, are true, complete and correct copies of such documents as in effect on the date of this Agreement.  Except as set forth in Section 4.1 of the Company Disclosure Schedule, the Company neither directly nor indirectly, (a) owns or otherwise controls, (b) has agreed to purchase or otherwise acquire or (c) holds any interest convertible into or exchangeable for, any capital stock or other equity interest of any other corporation, partnership, joint venture or other business association or entity.  Except as set forth in Section 4.1 of the Company Disclosure Schedule, the Company has not at any time during the preceding five years owned, of record or beneficially, more than five percent of the outstanding equity securities having ordinary voting rights or power of any corporation or partnership or other legal entity. The Company does not have any Subsidiaries. The stock records, minute books and other records of the Company are accurate, up to date and complete in all materials respects.

4.2           Capital Structure.

(a)           The authorized capital stock of the Company consists of 200,000,000  shares of Company Common Stock, 4,687,684 shares of the Company Class C Special Stock, $0.0001 par value (the “Company Class C Special Stock” ) and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”).  As of the close of business October 2, 2012, (i) 24,422,240 shares of Company Common Stock were issued and outstanding, (ii) 65,211 shares of the Company Class C Special Stock were issued and outstanding, (iii) 1,164,470 shares of Company Common Stock were reserved for issuance upon the exercise of stock options outstanding on such date, with a weighted average exercise price of $14.33 per share, (iv) 4,738,093 shares of Company Common Stock were reserved for issuance upon the exercise of warrants outstanding on such date, with a weighted average exercise price of $12.22 per share, of which warrants to purchase an aggregate of 1,039,254 shares of Company Common Stock were issued in or around August 2012 (the “August Warrants”) and (v) 370,871 shares of Company Common Stock were issuable upon the conversion of an aggregate of $8,277,850 in outstanding principal amount of 3.125% convertible senior notes due May 1, 2013 (the “Company Convertible Notes”).  No shares of Company Preferred Stock are issued and outstanding or reserved for issuance and as of the date hereof, no shares of Company Common Stock, the Company Class C Special Stock or Company Preferred Stock are held by the Company in its treasury.  All outstanding shares of Company Common Stock and the Company Class C Special Stock have been duly authorized and validly issued and are fully paid and non-assessable and not subject to preemptive rights.  The shares of Company Common Stock to be issued pursuant to or as specifically contemplated by this Agreement will have been duly authorized as of the Effective Time and, if and when issued in accordance with the terms hereof or thereof, will be validly issued, fully paid and non-assessable and will not be subject to preemptive rights.

(b)           No outstanding options or warrants to purchase shares of the Company Class C Special Stock or Company Preferred Stock are issued or outstanding.

(c)           Except for the August Warrants, no outstanding options or warrants to purchase shares of the Company Common Stock have an exercise price of less than $2.00 per share, equitably adjusted to reflect the Reverse Stock Split.

(d)           No Voting Debt of the Company is issued or outstanding, except for the Company Convertible Notes.

(e)           The consummation of the Merger will not constitute a Fundamental Change (as defined in the indenture dated as of June 24, 2009 between Cell Genesys, Inc., a Delaware corporation, and U.S. Bank National Association, as Trustee, as supplemented by the supplemental indenture dated as of October 14, 2009 between the Company and U.S. Bank National Association, as Trustee (as supplemented, the “Indenture”).  The Company Board has approved the appointment and election of the individuals to comprise the Company Board upon the Effective Time of the Merger in accordance with the requirements applicable under the definition of “Continuing Director” (as such term is defined in the Indenture).

(f)            Except for (i) this Agreement, (ii) the options, warrants, calls, rights, commitments or agreements described in paragraph (a) above, and (iii) agreements entered into and securities and other instruments issued after the date of this Agreement as permitted by Section 5.2, and except as set forth in Section 4.2 of the Company Disclosure Schedule, there are no options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt or stock appreciation rights of the Company or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.  Except as set forth in Section 4.2(f) of the Company Disclosure Schedule or in accordance with the terms of this Agreement, there are no outstanding contractual obligations of the Company (x) to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or (y) pursuant to which the Company is or could be required to register shares of Company Common Stock or other securities under the Securities Act, except any such contractual obligations entered into after the date hereof as permitted by Section 5.2.  Except as set forth in Section 4.2(f) of the Company Disclosure Schedule and as set forth in the Voting Agreements, there are no agreements, trusts or proxies that relate to the voting or control of any issued and outstanding capital stock of the Company or of any shares of capital stock of the Company that are issuable upon conversion or exercise of issued and outstanding securities of the Company.

(g)           Since January 1, 2012, except as permitted by Section 5.2 after the date hereof, the Company has not (i) issued or permitted to be issued any shares of capital stock, stock appreciation rights or securities exercisable or exchangeable for or convertible into shares of capital stock of the Company; (ii) repurchased, redeemed or otherwise acquired, directly or indirectly, any shares of capital stock of the Company; or (iii) declared, set aside, made or paid to the stockholders of the Company dividends or other distributions on the outstanding shares of capital stock of the Company.

4.3           Authority; Non-Contravention; Consent.

(a)           The Company has all requisite corporate power and authority to execute and deliver this Agreement, and assuming Company Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Merger.  “Company Stockholder Approval” means:  (i) the adoption of this Agreement and the transactions contemplated thereby, including the Merger and the issuance of Company Common Stock in the Merger by the holders of a majority of the outstanding shares of Company Common Stock and the Company Class C Special Stock, voting together as a single class, entitled to vote thereon at the Company Special Meeting (or at any adjournment or postponement thereof) and (ii) the approval of the Company Charter Amendments to change the corporate name of the Company and effect the Reverse Stock Split by the holders of a majority of the outstanding shares of Company Common Stock and Company Class C Special Stock, voting together as a single class, entitled to vote thereon at the Company Special Meeting (or at any adjournment or postponement thereof).

(b)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, (i) result in any Violation pursuant to any provision of the Certificate of Incorporation or By-laws of the Company, or (ii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings set forth in Section 4.3(b) of the Company Disclosure Schedule, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, Company Benefit Plan (as defined in Section 4.9(a) or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or its properties or assets which Violation, in the case of clause (ii), individually or in the aggregate, would reasonably be expected to be material to the Company.

(c)           No consent, approval, order or authorization of, or registration, declaration or filing with, any Government Authority is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (i) the filing with the SEC of the Registration Statement and such other reports under the Securities Act and the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (ii) such filings and approvals as are required to be made or obtained under the securities or blue sky laws of various states in connection with the transactions contemplated by this Agreement, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iv) the approval of the listing of Company Common Stock to be issued in the Merger on The NASDAQ Stock Market, Inc. (“NASDAQ”), (v) the healthcare approvals set forth in Section 4.3(c) of the Company Disclosure Schedule and (vi) actions required by or notices or filings required by Government Authorities with jurisdiction over or otherwise relating to the Company Regulatory Filings, as disclosed in Section 3.3(c) of the Company Disclosure Schedule.

4.4           SEC Documents; Undisclosed Liabilities.

(a)           The Company has timely filed, or furnished, as applicable, all required reports, schedules, forms, registration statements and other documents with the SEC since January 1, 2010 (the “Company SEC Documents”).  As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Company SEC Documents complied in all material respects, with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the Company SEC Documents (including any related notes thereto), including the Company Financial Statements, complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, and fairly present the financial position of Company as of the respective dates thereof and the results of its operations, changes in stockholders’ equity and cash flows for the respective periods indicated, except that the unaudited consolidated financial statements included in the Company Financial Statements do not contain footnotes and are subject to normal recurring year-end adjustments, which will not, individually or in the aggregate, be material.  The Company has established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and has designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b)           The Company keeps books, records and accounts that, in reasonable detail, accurately and fairly reflect the transactions and acquisitions and dispositions of assets of the Company.  The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The Company’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”).  The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the internal control over financial reporting of the Company that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company.

(c)           Except for (i) those liabilities that are fully reflected or reserved for in the consolidated financial statements of the Company included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC, in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 or the unaudited consolidated financial statements of the Company for the seven (7) months ended July 31, 2012, a true, correct and complete copy of which has been delivered to ANI, in each case prior to the date of this Agreement (together, the “Company Financial Statements”), (ii) liabilities incurred since July 31, 2012 in the ordinary course of business consistent with past practice and not arising out of any breach of its material obligations under any Company Contract, (iii) liabilities (other than as a result of a breach of contract, breach of warranty, product liability, tort or intellectual property infringement or violation of Applicable Law or an Action) which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (iv) liabilities incurred pursuant to the transactions contemplated by this Agreement, and (v) liabilities or obligations discharged or paid in full prior to the date of this Agreement in the ordinary course of business consistent with past practice, the

Company does not have, and since June 30, 2012, the Company does not have outstanding and has not incurred (except as permitted by Section 5.2), any liabilities or obligations of any nature whatsoever (whether accrued, absolute, material, determined, contingent or otherwise and whether or not required to be reflected in the Company’s Financial Statements in accordance with GAAP).

(d)           As of the date hereof, the Company has Net Cash as set forth in Section 4.4 of the Company Disclosure Schedule.  As of the date hereof, all remaining costs associated with the Company’s LibiGel® program (including the completion and/or conclusion of any clinical trials, safety studies or other research studies) and the cost of keeping in effect any related product liability and/or similar insurance policies providing coverage for personal injury claims arising out of such trials for the remaining statute of limitations thereof are set forth in Section 4.4 of the Company Disclosure Schedule.

(e)           From and after the Determination Date, the Company will not have any material payables or other payment obligations relating to the period prior to the Closing Date under any contract or otherwise, except those taken into consideration in the calculation of Net Cash as of the Determination Date.

(f)            The Company’s external auditors have not identified to the Company any material weaknesses in the Company’s internal controls impacting on the reliability of the Company Financial Statements.

(g)           No financial statements of any Person other than the Company are required by GAAP to be included in the Company Financial Statements.  Except as required by GAAP, the Company has not, between the last day of its most recently ended fiscal year and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on such last day of its most recently ended fiscal year.  The Company has not had any material dispute with any of its auditors regarding accounting matters or policies during any of its past three (3) full fiscal years or during the current fiscal year and the Company has no reason to believe that there will be an adjustment to, or any restatement of, the Company Financial Statements.  No current or former independent auditor for the Company has resigned or been dismissed from such capacity as a result of or in connection with any disagreement with the Company on a matter of accounting practices.  The Company Financial Statements were prepared from, and are consistent with, the accounting records of the Company.  The Company has also delivered to the Company copies of all letters from the Company’s auditors to the Company Board or audit committee thereof since January 1, 2010, together with copies of all responses thereto.

4.5           Compliance with Applicable Laws.  The Company has not violated or failed to comply with any Applicable Law material to the operation of the Company’s business.

4.6           Legal Proceedings.  Except as set forth in Section 4.6 of the Company Disclosure Schedule, there is no Action pending or, to the knowledge of the Company, threatened, against or affecting the Company nor is there any Order outstanding against the Company.  To the knowledge of the Company, no investigation by any Government Authority with respect to the

Company is pending or threatened.  With respect to each Action set forth in Section 4.6 of the Company Disclosure Schedule, the Company has delivered to ANI all applicable pleadings, motions and other filings.  With respect to each Action set forth in Section 4.6 of the Company Disclosure Schedule that is being defended by counsel for or otherwise appointed by one or more insurance carriers of the Company, (a) the defense thereof has been assumed by one or more insurance carriers of the Company, subject to a standard reservation of rights letter which has been provided to ANI, (b) the Company has previously paid all deductibles, reserves or co-payments required under the applicable insurance policy pursuant to which such matter is being defended, and (c) all further amounts which may become payable in respect thereof will be paid by the applicable insurance carrier, subject to the standard reservation of rights letter which has been provided to ANI, subject to the aggregate applicable coverage limits under such policies and (d) the Company has no reason to expect that any insurance company currently defending any such Action will disclaim coverage of any such Action.

4.7           Taxes.

(a)           The Company has timely filed all material Tax Returns required to be filed by it and all such Tax Returns are correct and complete in all material respects.  The Company has timely paid all material amounts of Taxes due and payable (whether or not shown on such Tax Returns) and the most recent financial statements contained in the Company SEC Documents reflect an adequate reserve, in accordance with GAAP, for all Taxes payable by the Company accrued through the date of such financial statements.

(b)           There is no Tax deficiency outstanding, proposed or assessed against the Company.  No audit or other examination of any Tax Return of the Company by any Government Authority is presently in progress, nor has the Company been notified in writing or, to the knowledge of the Company, otherwise notified of any request for such an audit or other examination. There are no Liens for Taxes upon the Company, or any assets of the Company, except for Liens for taxes not yet due and payable.

(c)           The Company has not constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(d)           No claim in writing has been made by a Government Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Tax in that jurisdiction.

(e)           The Company is not a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it could have any obligation to make any payments after the Closing.  The Company has never been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes, nor does it have any liability for Taxes of any other Person.

(f)            The Company has disclosed on its US federal income Tax Returns all positions taken therein that could give rise to substantial understatement of US federal income Tax within the meaning of Section 6662 of the Code.  The Company has not entered into any transaction identified as a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b).

(g)           There is no taxable income of the Company that will be required under any Applicable Law to be reported in a Taxable period beginning after the Closing Date which Taxable income was realized (or reflects economic income) arising prior to the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount or deferred revenue received on or prior to the Closing Date or (v) election under Section 108(i) of the Code.

(h)           The Company has not taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(i)            As of December 31, 2011, the Company had approximately $170,401,000 of net operating loss carryforwards that are available to reduce future taxable income for a period of up to 20 years.  These net operating loss carryforwards expire in the years 2018 to 2031 and their utilization in future years may be limited as prescribed by Section 382 of the Code.

4.8           Certain Agreements.

(a)           Except as set forth in Section 4.8 of the Company Disclosure Schedule and except for this Agreement, the Company is not bound by any Contract:

(i)            that constitutes a partnership, joint venture, technology sharing or similar agreement between the Company and any other Person;

(ii)           with respect to the service of any directors, officers, employees, or independent contractors or consultants that are natural persons, involving the payment of $100,000 or more in any 12 month period, other than those that are terminable by the Company on no more than 30 days’ notice without penalty;

(iii)          which limits the ability of the Company to compete or enter into in any line of business, in any geographic area or with any person, or which requires referrals of business to a third party and, in each case, which limitation or requirement would reasonably be expected to be material to the Company;

(iv)          with or to a labor union, works council or guild (including any collective bargaining agreement or similar agreement);

(v)           relating to the use or right to use Intellectual Property, including any license and royalty agreements and any Company IP Contract;

(vi)          that provides for indemnification by the Company to any Person, other than an agreement entered into in the ordinary course of business or that is not material to the Company;

(vii)         between the Company and any current or former director or officer of the Company, or any affiliate of any such Person (other than a Company Benefit Plan);

(viii)        with respect to (A) any Indebtedness, (B) any capital lease obligations to any Person other than the Company, (C) any obligations to any Person other than the Company in respect of letters of credit and bankers’ acceptances, (D) any indebtedness to any Person other than the Company under interest rate swap, hedging or similar agreements, (E) any obligations to pay to any Person other than the Company the deferred purchase price of property or services, (F) indebtedness secured by any Lien on any property owned by the Company even though the obligor has not assumed or otherwise become liable for the payment thereof, or (G) any guaranty of any such obligations described in clauses (A) through (F) of any Person other than the Company, in each case, having an outstanding amount in excess of $50,000 individually or $100,000 in the aggregate;

(ix)           that is material to the Company or that contains any so called “most favored nation” provision or similar provisions requiring the Company to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons;

(x)            pursuant to which any agent, sales representative, distributor or other third party markets or sells any Company Product;

(xi)           which involves the payment of $200,000 or more in any 12 month period after the date hereof;

(xii)          pursuant to which the Company is a party granting rights of first refusal, rights of first offer or similar rights to acquire any business or assets of the Company;

(xiii)         relating to the purchase or sale of assets outside the ordinary course of business of the Company;

(xiv)        relating to the issuance of any securities of the Company;

(xv)         pursuant to which any material asset of the Company is leased;

(xvi)        relates to the purchase of (A) any equipment entered into since December 31, 2011 and (B) any materials, supplies, or inventory since December

31, 2011, other than any agreement which, together with any other related agreement, involves the expenditure by the Company of less than Fifty Thousand Dollars ($50,000);

(xvii)       that represents a purchase order with any supplier for the purchase of inventory items in an amount in excess of Fifty Thousand Dollars ($50,000) of materials;

(xviii)      pursuant to which the Company is a party and having a remaining term of more than one (1) year after the Closing Date or involving a remaining amount payable thereunder (either to or from the Company) as of the Closing Date, of at least One Hundred Thousand Dollars ($100,000);

(xix)         that relates to an essential function or role of any efficacy or safety study or pharmokinetic study in respect of LibiGel or any other Company Product, or which is otherwise material to the Company; or

(xx)          which would prevent, delay or impede the consummation, or otherwise reduce the contemplated benefits, of any of the transactions contemplated by this Agreement.

The Company has previously made available to ANI or its representatives complete and accurate copies of each Contract of the type described in this Section 4.8(a) (collectively referred to herein as “Company Contracts”).

(b)           All of the Company Contracts were entered into at arms’ length in the ordinary course of business and are valid and in full force and effect, except to the extent they have previously expired in accordance with their terms.  The Company has not given or received a notice of cancellation or termination under any Company Contract, or has, or is alleged to have, and to the knowledge of the Company, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Contract. Notwithstanding the Company’s receipt of that certain letter dated September 26, 2012 from counsel to Antares Pharma IP AG, that certain License Agreement effective June 13, 2000, as amended, with Antares Pharma IP AG is in full force and effect with respect to all Company Products set forth therein.

4.9           Benefit Plans.

(a)           Section 4.9 of the Company Disclosure Schedule sets forth a true and complete list of each Company Benefit Plan.  A “Company Benefit Plan” is any “employee benefit plan” within the meaning of Section 3(3) of ERISA, and whether or not subject to ERISA, any material employment, termination or severance agreement, and any material bonus, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, equity-based, vacation, severance, retention, change in control, profit sharing, retirement, welfare, disability, death benefit, hospitalization or insurance plan, and any other material plan, agreement, or program providing compensation or benefits to any current or former employee, director or independent contractor of the Company or any ERISA Affiliate of the Company or maintained, contributed to, or required to be contributed to by the Company or other ERISA Affiliate or that the Company or any ERISA Affiliate has committed to establish, adopt or contribute to, or under which the Company or any ERISA Affiliate otherwise has or may have any liability.

(b)           No Company Benefit Plan is a multiemployer plan within the meaning of ERISA Section 3(37)).

(c)           No Company Benefit Plan is a “defined benefit pension plan” within the meaning of Code Section 414(j) or subject to Title IV of ERISA; no Company Benefit Plan is subject to the minimum funding standards of Code Section 412 and/or ERISA section 302; and neither the Company nor any ERISA Affiliate has any liability to the PBGC or any other person, arising directly or indirectly under Title IV of ERISA.

(d)           Each Company Benefit Plan has been maintained in material compliance with its terms and with all applicable laws, including, but not limited to ERISA and the Code and with respect to Company Benefit Plans, individually and in the aggregate, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or any ERISA Affiliates could be subject to any liability under ERISA, the Code or any other Applicable Law.

(e)           There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any Company Benefit Plan.

(f)            All required contributions to Company Benefit Plans due on or before the Closing Date have been, or will have been, made or properly accrued on or before the Closing Date.

(g)           The execution and delivery by the Company of this Agreement does not, and the consummation of the Merger and compliance with the terms hereof (whether alone or in combination with any other event) will not, (A) entitle any current or former employee or director or independent contractor of the Company to severance pay, (B) except as expressly required by this Agreement, accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan, (C) result in any breach or violation of, or a default under, any Company Benefit Plan, or (D) cause any amounts payable under any Company Benefit Plan (whether in cash, in property or in the form of benefits) to fail to be deductible for federal income tax purposes by virtue of Sections 162(m) or 280G of the Code.

(h)           None of the Company, any ERISA Affiliate, or Company Benefit Plan has engaged in a transaction in connection with which the Company or any ERISA Affiliate, or any such trust, or any trustee or administrator thereof, or any party dealing with any

Company Benefit Plan or any such trust could be subject to either a civil penalty assessed pursuant to Sections 409 or 502(i) of ERISA or a Tax imposed pursuant to Sections 4975 or 4976 of the Code.

(i)            Each Company Benefit Plan and related trust intended to qualify under Sections 401 and 501(a) of the Code is subject to a current favorable determination or opinion letter from the IRS and, to the Company’s knowledge, nothing has occurred that is reasonably likely to result in the revocation of such letter.  The Company has not sponsored, maintained or contributed to or had any liability with respect to any qualified pension plan which, during the preceding two (2) years, has been terminated, including by way of merger with or into a Company Benefit Plan or another plan.

(j)            The Company does not contribute to, has or could have any liability with respect to retiree medical coverage or other medical, health, life or other  welfare benefits for present or future terminated employees or their spouses or dependents other than as required by COBRA or any comparable state Applicable Law.

(k)           No employer other than the Company or an ERISA Affiliate is permitted to participate in any Company Benefit Plan and no leased employees (as defined in Code Section 414(n)) or independent contractors are eligible for, or participate in, any Company Benefit Plan.

(l)            Except as set forth on Section 4.9 of the Company Disclosure Schedule, no  Company Benefit Plan is a “nonqualified deferred compensation plan” subject to Section 409A of the Code and the regulations and other guidance promulgated thereunder (unless such Company Benefit Plan complies with an exemption or exception to Code Section 409A).  Neither the Company nor any ERISA Affiliates are a party to any agreement, or otherwise obligated under any Company Benefit Plan, to provide for a gross up of Taxes imposed by Section 409A of the Code.  Each nonqualified deferred compensation plan (as defined in Section 409A(d)(1) of the Code) maintained or sponsored by the Company or its ERISA Affiliates  has since (i) January 1, 2005, been maintained and operated in good faith compliance with Section 409A of the Code and Notice 2005-1, (ii) October 3, 2004, not been “materially modified” (within the meaning of Notice 2005 1) with respect to any amounts that are “grandfathered” from the application of Section 409A of the Code, and (iii) January 1, 2010, been in documentary and operational compliance with final regulations under Section 409A of the Code.

(m)          No Company Benefit Plan is now, or in the past seven years been, “top-heavy” pursuant to Code Section 416.

(n)           The Company has delivered or made available to ANI true and complete copies of:

(i)            all Company Benefit Plan documents and related trust agreements or other agreements or contracts evidencing any funding vehicle with respect thereto;

(ii)                                  the three most recent annual reports on Form 5500, including all schedules, attachments and/or audits thereto, with respect to any Company Benefit Plan for which such a report (and/or audit) is required;

(iii)                               the summary plan description, including any summary of material modifications thereto or other modifications communicated to participants, currently in effect with respect to each Company Benefit Plan;

(iv)                              the most recent determination letter or opinion letter issued by the IRS with respect to each Company Benefit Plan intended to qualify under section 401(a) of the Code and with respect to any determination letter the full and complete application therefore submitted to the IRS; and

(v)                                 material correspondence in the past seven years with regulatory authorities (such as a copy of all documents relating to any audit or investigation by any regulatory authority or any voluntary correction submission with the Department of Labor or the IRS) with respect to any Company Benefit Plan.

4.10                           Absence of Certain Changes or Events.  (i) Since December 31, 2011, except as permitted by Section 5.2 in the case of actions taken after the date hereof, there has not been any change, circumstance or event (including any event involving a prospective change) which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on the Company, and (ii) since December 31, 2011, except as contemplated by this Agreement the Company has conducted its respective business in the ordinary course consistent with its past practice.

4.11                           Board Approval.  The Company’s board of directors (the “Company Board”), by resolutions duly adopted at a meeting duly called and held has (a) approved the Company Charter Amendments providing for (i) the Reverse Stock Split, (ii) an increase to the number of authorized shares of Company Common Stock to a number to be determined by ANI, and (iii) a change of the name of the Company to “ANI Pharmaceuticals, Inc.” or any other name designated by the Company; (b) approved the change of the Company’s trading symbol to a symbol chosen by ANI; (c) approved and adopted, and declared the advisability of, this Agreement and the transactions contemplated hereby, including the Merger; (d) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and the Company’s stockholders; and (e) subject to Section 5.4(d), resolved to make and maintain the Company Board Recommendation.

4.12                           Takeover Statutes.  The Company has taken all action necessary to exempt or exclude this Agreement and the transactions contemplated hereby, including the Merger, from all applicable Takeover Statutes.  Accordingly, no Takeover Statute applies to this Agreement or the transactions contemplated hereby, including the Merger, with respect to the Company.  The Company does not have any stockholder rights plan, “poison pill” or similar plan or arrangement in effect.

4.13                           Properties.  Except as set forth in Section 4.13 of the Company Disclosure Schedule, the Company (a) has good and valid title to all of its properties and assets including those reflected in the Company Financial Statements as being owned by the Company or acquired after the date thereof that are material to the Company’s business (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business and as permitted under Section 5.2), free and clear of all Liens, except (i) statutory liens securing payments not yet due or liens which are being properly contested by the Company in good faith and by proper legal proceedings and for which adequate reserves related thereto are maintained on the Company Financial Statements and provided the amount of such reserves or payments not yet due will be included as a Liability for purposes of calculating Net Cash, (ii) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not materially affect the use or value of the properties or assets subject thereto or affected thereby or otherwise adversely impair business operations at such properties, (iii) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected in the Company Financial Statements and which have been or will be satisfied and released at or prior to the Closing Date and any Indebtedness or other obligations secured thereby will be included as a Liability for purposes of calculating Net Cash, and (iv) rights granted to any non-exclusive licensee of any the Company Intellectual Property in the ordinary course of business consistent with past practices (such liens, imperfections and irregularities in clauses (i), (ii), (iii) and (iv), “Company Permitted Liens”), and (b) has a valid leasehold interest as a lessee of all leasehold estates set forth in Section 4.13 of the Company Disclosure Schedule (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company’s knowledge, the lessor.

4.14                           Intellectual Property.

(a)                                  For purposes of this Agreement:

(i)                                     “Company Owned IP” means all Intellectual Property Rights and Intellectual Property owned (solely or jointly) by the Company.

(ii)                                  “Company Licensed IP” means all Intellectual Property Rights and Intellectual Property licensed to the Company.

(b)                                 Section 4.14(b) of the Company Disclosure Schedule accurately identifies and describes each proprietary product or service currently developed, manufactured, marketed, performed or sold by or on behalf of the Company, including products or services currently designated as development candidates with a unique internal name by the Company.

(c)                                  Section 4.14(c) of the Company Disclosure Schedule accurately identifies: (i) each item of Company Owned IP in which the Company has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise); (ii) in the case of Registered IP, the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; and (iii) in the case of Registered IP, any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest; and (iv) each the

Company IP that is a granted patent that in any way covers any product or service identified in Section 4.14(b) of the Company Disclosure Schedule.  The Company has provided to ANI accurate and complete copies of all applications and correspondence to and from the Government Authority related to each such item of Company Owned IP. For the avoidance of doubt, for published applications and patents, the Company furnishing to ANI the relevant application, serial or patent number of the Registered IP will be considered reasonable.

(d)                                 Section 4.14(d) of the Company Disclosure Schedule accurately identifies: (i) all Intellectual Property Rights or Intellectual Property licensed to the Company (other than any non-customized software that (x) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license, (y) is not incorporated into, or used directly in the development, manufacturing or distribution of, any of the Company’s products or services and (z) is generally available on standard terms for less than $25,000); (ii) the corresponding Contract(s) pursuant to which such Intellectual Property Rights or Intellectual Property is licensed to the Company; and (iii) whether the license or licenses granted to the Company are exclusive or non-exclusive.

(e)                                  Section 4.14(e) of the Company Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted by the Company any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP.  Except as set forth in Section 4.14(e) of the Company Disclosure Schedule, the Company is not by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert or enforce any Company IP anywhere in the world, except field and geographical restrictions in applicable licenses to Company IP granted to the Company.

(f)                                    The Company has provided to ANI an accurate and complete copy of each standard form of any Contract to which the Company is a party or by which the Company is bound, that contains any assignment or license of, covenant not to assert or enforce or granting of any other rights in, any Intellectual Property Right, including any Company IP or other Intellectual Property developed by, with, or for the Company (a “Company IP Contract”) that has been used by the Company at any time since January 1, 2010, including each standard form of: (i) employee agreement containing any intellectual property assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (ii) consulting or independent contractor agreement containing any intellectual property assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; and (iii) confidentiality or nondisclosure agreement.  Section 4.14(e) of the Company Disclosure Schedule accurately identifies each Company IP Contract that deviates in any material respect from the corresponding standard form agreement provided to ANI.

(g)                                 Except as set forth in Section 4.14(g) of the Company Disclosure Schedule:

(i)                                     the conduct of the business of the Company as currently conducted does not infringe upon, misappropriate or otherwise violate the Intellectual Property Rights of any third party, and no claim has been asserted to the Company in writing that the conduct of the business of the Company as currently conducted infringes upon or misappropriates or otherwise violates the Intellectual Property rights of any third party;

(ii)                                  with respect to each item of Company Owned IP, the Company is the owner of the entire right, title and interest in and to such Company Owned IP and the Company has not granted to any third party exclusive rights to any Company Owned IP under terms that would prevent the Company from using such Company Owned IP in the operation of its respective business as currently conducted;

(iii)                               with respect to each item of Company Licensed IP, the Company has the right to use such Company Licensed IP in the operation of its business as currently conducted in accordance with the terms of the license agreement governing such Company Licensed IP;

(iv)                              none of the Company Owned IP has been adjudged invalid or unenforceable in whole or in part and the Company Registered IP is valid, subsisting and enforceable (except for prospective challenges that may be received in the ordinary course of patent prosecution and maintenance);

(v)                                 no person is engaging in any activity that infringes upon, misappropriates or otherwise violates the Company Owned IP or, to the Company’s knowledge, the Company Licensed IP, in any material respect;

(vi)                              each license of Company Licensed IP is binding on the Company and each of the other parties thereto, and is in full force and effect and no party to any license of Company Licensed IP (other than the Company) is in breach thereof or default thereunder; and

(vii)                           neither the execution of this Agreement nor the consummation of any transaction contemplated hereby will terminate, suspend or modify any of the Company’s rights with respect to any Company Owned IP or material Company Licensed IP.

(h)                                 Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Company IP has signed an agreement containing an assignment of Intellectual Property Rights to the Company.  No current or former stockholder, officer, director, employee, consultant or contractor of the Company has any claim, right (whether or not currently exercisable) or interest to or in any Company IP.  To the Company’s knowledge, no employee of the Company is: (x) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company; or (y) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality obligations.

Since January 1, 2010, the Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Intellectual Property Right to any other Person.

(i)                                     The Company has taken all commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all material proprietary information that the Company holds, or purports to hold, as a trade secret.

(j)                                     The Company is not and never was a contributor to any industry standards body or similar organization that could require or obligate the Company to grant or offer to any other Person any license or right to any Company IP.

4.15                           Regulatory Matters.

(a)                                  Each of the products under development by the Company is identified in Section 4.15(a) of the Company Disclosure Schedule (the “Company Products”).  The Company is not currently marketing any product.  The Company holds all material licenses, permits, franchises, variances, registrations, exemptions, orders and other governmental authorizations, consents, approvals and clearances, and have submitted all material notices to, all Government Authorities, including all required authorizations under the FDCA, PHSA and the regulations of the FDA promulgated thereunder, and any other Government Authority that regulates the quality, identity strength, purity, safety, efficacy or manufacturing of the Company Products (any such Government Authority a “Company Regulatory Agency”) required for the lawful operation of the business of the Company (the “Company Permits”), except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  All such Company Permits are valid and in full force and effect.  None of such Company Permit will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated by this Agreement.  The Company is the sole and exclusive owner of Company Permit and the associated filings and applications with the FDA, including any biologics license application, new drug application, abbreviated new drug application, drug master files, biologics master files, master files for devices, 510(k) submission, premarket approval, investigational new drug or investigational device exemption application, comparable regulatory application or filing made or held by or issued to the Company (collectively, the “Company Regulatory Filings”) and hold all right, title and interest in and to all Company Regulatory Filings free and clear of any encumbrance.  The Company has not granted any third party any right or license to use, access or reference any of the Company Regulatory Filings, including any of the know-how contained in any of the Company Regulatory Filings or rights (including any regulatory exclusivities) associated with each such Company Regulatory Filing.

(b)                                 Since January 1, 2010, there has not occurred any breach or violation of, default (with or without notice or lapse of time or both) under or event giving rise to any right of termination, amendment or cancellation of (with or without notice or lapse of time or both), any Company Permit.  The Company is in compliance in all material respects with the terms of all Company Permit, and no event has occurred and no facts or circumstances exist that, to the knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any the Company Permit.

(c)                                  Since January 1, 2010, all material applications, submissions, information and data used by the Company as the basis for, or submitted by or, to the knowledge of the Company, on behalf of the Company in connection with, any and all requests for Company Permit when submitted to the FDA or other Company Regulatory Agency, were, to the Company’s knowledge, accurate and complete in all material respects as of the date of submission, and any updates, changes, corrections or modifications to such applications, submissions, information and data required under Applicable Law have been submitted to the FDA or other Company Regulatory Agency.

(d)                                 Since January 1, 2010, the Company has not committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Company Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or similar policies under Applicable Law.  Neither the Company nor, to the knowledge of the Company, any agent, subcontractor, director, officer, employee or other Person associated with or acting on behalf of the Company has been convicted of any crime or engaged in any conduct which has resulted or could result in debarment or disqualification by the FDA or any other Government Authority, and there are no proceedings pending or threatened that reasonably might be expected to result in criminal or civil liability or debarment or disqualification by the FDA or any other Government Authority.

(e)                                  The Company nor, to the knowledge of the Company, any director, officer, agent, employee or other Person associated with or acting on behalf of the Company, has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the FCPA or any similar Applicable Law; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.  There are no pending or, to the knowledge of the Company, threatened filings against the Company of an action relating to the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)).

(f)                                    Since January 1, 2010, there has not been any voluntarily or involuntarily initiated, conducted, or issued recall, field notification, field correction, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, market correction, or investigator notice relating to an alleged material lack of safety or efficacy of any Company Product.

(g)                                 The Company is in compliance in all material respects with all Applicable Laws and any other letters, notices or guidance issued by the FDA or any Government Authority which regulate the clinical investigation, manufacture, sale, promotion, sampling and distribution of pharmaceutical products or biological, or device products in any jurisdiction.  The Company has at all times and is currently distributing, marketing, promoting, labeling and selling its products in accordance with the FDCA and Prescription Drug Marketing Act of 1987.  There are no pending or, to the knowledge of the Company, threatened regulatory Actions (other than non-material routine or periodic inspections or reviews) against the Company.  Since January 1, 2010 there have been no written notices, reports, FDA Form 483 observations that have not been disclosed by the Company warning letters, or untitled letters alleging or asserting noncompliance in any material respect with any Applicable Law relating to the Company or any Company Product or any subpoenas or investigative demands or other written inquiries that would reasonably be interpreted as raising a compliance concern sent or delivered by any Government Authority with regard to any Company Product.

(h)                                 The manufacture of Company Products is being conducted in compliance in all material respects with current “good manufacturing practices,” as defined by the FDA.  The Company has been in material compliance with FDA’s registration and listing requirements to the extent required by FDA.

(i)                                     The Company is and has been in compliance in all material respects with all Applicable Laws requiring the maintenance or submission of reports or records under requirements administered by the FDA or any other Government Authority, including Adverse Experiences, Serious Adverse Events, and Serious Injuries.  There have been no Serious Adverse Events or Serious Injuries associated with the use (including in clinical trials) of any Company Products that have not been reported to the FDA in accordance with Applicable Law.

(j)                                     To the knowledge of the Company, all studies, tests, and preclinical and clinical research being conducted by the Company, and to the knowledge of the Company, on behalf of the Company, are being, and at all times have been, conducted incompliance in all material respects with all Applicable Laws, including, as applicable, good laboratory practice regulations set forth in 21 C.F.R. Part 58, good clinical practices, as defined or recognized by the FDA, including the ICH Tripartite Guideline for Good Clinical Practice, other applicable provisions of the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312 and 812, and comparable laws of any other Government Authority.  No clinical trial conducted by the Company or, to the knowledge of the Company, on behalf of the Company, has been terminated or suspended prior to completion for safety or non-compliance reasons, and neither the FDA nor any other Government Authority, clinical investigator or institutional review board that has or had jurisdiction over or participated in any such clinical trial has initiated, or, to the knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any such ongoing clinical trial, or to disqualify, restrict or debar any clinical investigator or other Person or entity involved in any such clinical trial.

(k)                                  Neither the Company nor any officer, director, managing employee (as those terms are defined in 42 C.F.R. § 1001.1001) of the Company, nor, to the knowledge of the Company, any agent (as such term is defined in 42 C.F.R. § 1001.1001(a)(1)(ii)) of the Company is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement, monitoring agreement, consent decree, settlement order, deferred prosecution agreement or other formal or informal agreement with any Government Authority concerning compliance with the laws governing any Federal Health Care Program.  The Company meets all the requirements of participation and payment of Medicare, Medicaid, and any Programs to the extent in which it participates.  There is no action pending, received or, to the Company’s knowledge, threatened against the Company which relates in any way to a violation of any health care laws or which could result in the imposition penalties against or the exclusion of the Company from participation in any Programs.  Neither the Company nor any officer, director or managing employee has engaged in any activities which are cause for civil penalties or mandatory or permissive exclusion from any Program.  To the Company’s knowledge, there is no pending, proposed or final Medicare national or local coverage determination that, if finalized, would restrict coverage for the Company’s products.  The Company has not established any reimbursement support program, such that payment for the Company product is contingent upon a purchaser’s receipt of payment from a third party payer.  The Company does not furnish any coverage, coding or billing advice to any health care professionals regarding off-label indications of the Company products.

(l)                                     Neither the Company nor any officer, director, managing employee (as those terms are defined in 42 C.F.R. § 1001.1001) of the Company, nor, to the knowledge of the Company, any agent (as such term is defined in 42 C.F.R. § 1001.1001(a)(1)(ii)) of the Company: (i) has been debarred, excluded or suspended under 21 U.S.C. § 335a, or (ii) any similar law, from participation in any Federal Health Care Program; (ii) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act; (iii) is currently listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; (iv) to the knowledge of the Company, is the target or subject of any current investigation by a Government Authority relating to any Federal Health Care Program related offense; or (v) is currently charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program; or (vi) is the subject of any pending or threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto.  .

(m)                               There are no pending or, to the knowledge of the Company, threatened filings against the Company of an action relating to the Company under any federal or state whistleblower statute, including under the civil False Claims Act of 1863 (31 U.S.C. § 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)) or the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)).

(n)                                 To the knowledge of the Company, the Company is not under investigation by any Government Authority for a violation of HIPAA, or the regulations contained in 45 C.F.R. Parts 160 and 164, including receiving any notices from the United States Department of the Company and Human Services Office of Civil Rights relating to any such violations, or any comparable state or local laws.  The Company is not a “covered entity” as that term is defined in HIPAA.  The Company has been in compliance in all material respects with federal and state data breach laws.

(o)                                 The Company is and has been in compliance in all material respects with all Applicable Laws requiring state registration, state reporting of applicable sales and marketing expenditures and transactions to health care professionals, and state compliance program requirements, which may include (depending on the state) but is not limited to adoption of the OIG Office of Inspector General’s Compliance Program Guidance for Pharmaceutical Manufacturers, the AdvaMed Code, and/or the PhRMA Code.  See Cal. Health & Safety Code §§ 119400 — 119402; Connecticut, Subst. Senate Bill No. 270, File No. 468, Cal. No. 333; D.C., D.C. Code Ann. §§ 48-833.01—48-833.09; Maine, Maine Rev. Stat. Ann. tit. 22, § 2698-A; Massachusetts, Mass. Chapter 111N of the Massachusetts General Acts; Minnesota, Minn.Stat. § 151.47 (general); Minn.Stat. § 151.461 (gifts); Nevada, Nev. Rev. Stat. §639.570; Vermont, 18 V.S.A. Sec. 4631a; 18 V.S.A. Sec. 4632.; West Virginia, W. Va. Code § 5A-3C-13, W. Va. Code §16-29H-8.

4.16                           Environmental Matters.  Except as set forth in Section 4.16 of the Company Disclosure Schedules, (a) the Company holds, and is currently, and at all prior times have been, in continuous compliance with all Environmental Permits, and is currently, and at all prior times have been, otherwise in continuous compliance with all applicable Environmental Laws and, to the knowledge of the Company, there is no condition that would reasonably be expected to prevent or interfere with compliance with all applicable Environmental Laws and all applicable Environmental Permits in the future, (b) the Company has not received any Environmental Claim, and there is no pending or, to the knowledge of the Company, threatened Environmental Claim, (c) no Hazardous Materials have been generated, transported, treated, stored, installed, disposed of, arranged to be disposed of, released or threatened to be released at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by the Company, in violation of, or in a manner or to a location that could give rise to liability to the Company under Environmental Laws, and (d) the Company has not assumed, contractually or by operation of law, any liabilities or obligations under or relating to any Environmental Laws.

4.17                           Labor and Employment Matters.  Except as set forth in Section 4.17 of the Company Disclosure Schedule, (a) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of the Company, threatened against the Company, (b) no union, works council or other labor organization represents, or claims to represent, any group of employees with respect to their employment by the Company and no union organizing campaign with respect to the employees of the Company is threatened or underway, (c) there is no unfair labor practice charge or complaint against the Company pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or any similar state or foreign agency, (d) there is no grievance pending relating to any collective bargaining agreement or other grievance procedure, (e) no charges with respect to or relating to the Company are pending before the Equal Employment Opportunity Commission or any other state or foreign agency responsible for the prevention of unlawful employment practices, (f) no employee of the Company is in violation of (and to the knowledge of the Company no written allegation has been made that any employee is in violation of) any term of any restrictive covenant, common law nondisclosure obligation, fiduciary duty, or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or (ii) to the knowledge or use of trade secrets or proprietary information, and (g) since January 1, 2011, the Company has not employed more than 75 employees at any one time and (h) since January 1, 2011, all Company employees have been employed in the State of Illinois.  The Company is not a party to a current conciliation agreement, consent decree, or other agreement or order with any Government Authority with respect to labor or employment practices.

4.18                           Insurance.

(a)                                  Section 4.18(a) of the Company Disclosure Schedule sets forth, as of the date hereof, an accurate and complete list of the policies of insurance currently maintained by or for the benefit of the Company (including any policies of insurance maintained for purposes of providing benefits such as workers’ compensation and employers’ liability coverage) (collectively, the “Company Policies”).  All such Company Policies are in full force and effect and the limits of liability thereunder have not been exhausted by the payment of claims.  There has not been any interruption in insurance coverage for the types of risks covered under such Policies since January 1, 2010.  The Company and, to the knowledge of the Company, its counterparties are not in default under the Policies, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default under any Policy by the Company or, to the knowledge of the Company, any other Person.  No written notice of cancellation or termination has been received with respect to any such Policy (except Policies replaced in the ordinary course).  To the knowledge of the Company, no insurer on any such Policy has been declared insolvent or placed in receivership or liquidation.

(b)                                 Section 4.18(b) of the Company Disclosure Schedule sets forth a list of all pending claims (including with respect to insurance obtained but not currently maintained) and the claims history for the Company since January 1, 2010 (including with respect to insurance obtained but not currently maintained), in each case with respect to each claim (or series of related claims) involving amounts in excess of $25,000.  The Company has not been refused any insurance coverage with respect to any aspect of its operations nor has its coverage been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance since January 1, 2010.  There is no claim by the Company pending under any such Policies in excess of $50,000 as to which coverage has been questioned, denied or disputed by the underwriters of such Policies.

4.19                           Registration Statement; Joint Proxy Statement/Prospectus.  The registration statement on Form S-4 to be filed with the SEC by the Company in connection with the issuance of Company Common Stock pursuant to this Agreement (the “Registration Statement”) (and any amendment or supplement thereto), at the time the Registration Statement (and any amendment or supplement thereto) is filed, at the time the Registration Statement (and any amendment or supplement thereto) is declared effective by the SEC and at the Effective Time, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/Prospectus, at the date the Joint Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the Company and ANI stockholders and at the time of the Company Special Meeting and the ANI Special Meeting (or any adjournment or postponement thereof), will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.19 will not apply to statements or omissions included in the Registration Statement or Joint Proxy Statement/Prospectus (and, in each case, any amendment or supplement thereto) based upon information regarding ANI or any ANI Subsidiary supplied to the Company in writing by ANI for use therein (it being understood that all other information in the Registration Statement and Joint Proxy Statement/Prospectus (and, in each case, any amendment or supplement thereto) will be deemed to have been supplied by the Company).  The Registration Statement and Joint Proxy Statement/Prospectus (and, in each case, any amendment or supplement thereto) will, when filed, comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and, subject to Section 5.4(d), the Joint Proxy Statement/Prospectus will include the Company Board Recommendation.

4.20                           Affiliate Transactions.  Since January 1, 2010, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been otherwise disclosed in the Company SEC Documents.

4.21                           Brokers or Finders.  No agent, broker, investment banker, financial advisor or other firm or person except Oppenheimer & Co. Inc. (the “Company Financial Advisor”) has been retained by or is authorized to act on behalf of the Company and is or might be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement.  The Company has provided to ANI a copy of its engagement agreement with the Company Financial Advisor.

4.22                           Exchange Act Registration; NASDAQ Listing.  The Company Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed on The NASDAQ Global Market.  No event has occurred that is reasonably likely to have the effect of terminating the registration of Company Common Stock under the Exchange Act or delisting Company Common Stock from The NASDAQ Global Market, nor has the Company received any notification that the SEC or the NASDAQ is contemplating terminating such registration or such delisting.

4.23                           News Releases.  No statement made by the Company in either of the news releases issued by it in respect of the LibiGel Product on February 22, 2010 or May 31, 2011, as of the respective dates on which such news releases were issued, contained any untrue statement of material fact or omitted to state a material fact necessary to make any of the statements made, in light of the circumstances in which they were made, not misleading.  No other public statement made by the Company concerning the results of any clinical trials, anticipated results of any clinical trials, potential for FDA approval or financial prospects for the Company or its products, including without limitation all SEC filings, news releases and statements to the financial press, to the knowledge of any officer or director of the Company, contained any untrue statements of material fact or omitted to state a material fact necessary to make any of the statements made, in light of the circumstances in which they were made, not misleading, as of the date such statements were made.  No officers or directors of the Company had any knowledge of the results of the two pivotal efficacy trials of the LibiGel Product, known as TESTW006 and TESTW008, until shortly before the public announcement of such results on

December 14, 2011, and such officers and directors reasonably believed that the results of such trials would be positive and consistent with all prior public statements in all material respects.

4.24                           Disclosure.  No representation or warranty or other statement made by the Company in this Agreement, the Company Disclosure Schedules, the certificates delivered pursuant to Section 6.2(d)(i) or otherwise in connection with the transactions contemplated herein contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

ARTICLE V.
Covenants

5.1                                 Conduct of ANI Business During Interim Period.  Except as contemplated or required by this Agreement or as expressly consented to in writing by the Company (which consent will not be unreasonably withheld, delayed or conditioned), or as set forth in Section 5.1 of the ANI Disclosure Schedule, during the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time (the “Interim Period”), each of ANI and the ANI Subsidiaries will: (i) conduct its operations according to its ordinary course of business and consistent with past practice; (ii) use its reasonable best efforts to preserve intact its business, to keep available the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers, distributors, consultants, customers and others having business relationships with it, except in each case, to the extent that the termination of any such services or relationships is in the ordinary course of business and consistent with past practice; and (iii) not take any action which would reasonably be expected to adversely affect its ability to consummate the Merger or the other transactions contemplated hereby.  Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement or as set forth in Section 5.1 of the ANI Disclosure Schedule, during the Interim Period ANI will not, and will not permit ANI Subsidiaries to, without the prior written consent of the Company (which consent will not be unreasonably withheld, conditioned or delayed), directly or indirectly, do any of the following:

(a)                                  other than in the ordinary course of business, (i) enter into any Contract that would have been an ANI Contract were ANI or any of ANI Subsidiaries a party or subject thereto on the date of this Agreement; or (ii) terminate or amend in any material respect any ANI Contract or waive any material right thereunder;

(b)                                 adopt any new severance plan or grant any severance or termination payments to any officer or director of ANI or any of ANI Subsidiaries, except payments substantially pursuant to written agreements or policies existing on the date hereof and set forth on Section 5.1(b) of the ANI Disclosure Schedule;

(c)                                  declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or other equity security or split, combine or reclassify any capital stock or other equity security or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or other equity security;

(d)                                 cause, permit or propose any material amendments to the certificate of incorporation, bylaws, certificate of formation or limited liability company agreement (in each case, as applicable) of ANI or any of ANI Subsidiaries in a manner that would reasonably be expected to adversely affect the ability of ANI to consummate the Merger;

(e)                                  other than in the ordinary course of business, subject to any Lien (other than an ANI Permitted Lien) or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of ANI and ANI Subsidiaries, taken as a whole;

(f)                                    incur any indebtedness for borrowed money or guarantee any such indebtedness, in each case, other than in the ordinary course of business, or issue or sell any debt securities or warrants or rights to acquire debt securities of ANI or any ANI Subsidiary, as the case may be;

(g)                                 enter into any “keep well” or other contract to maintain any financial statement condition of any Person other than a wholly owned ANI Subsidiary or enter into any arrangement having the economic effect of the foregoing;

(h)                                 adopt or amend any ANI Benefit Plan, except for adoptions and amendments made in the ordinary course of business, or required by Applicable Law or made in contemplation of the consummation of the transactions pursuant to this Agreement as set forth in Section 5.1(h) of the ANI Disclosure Schedule, enter into any employment Contract other than a Contract for at-will employment or to replace a departing executive employee, pay any special bonus or special remuneration to any director or employee of ANI or any ANI Subsidiary, except in the ordinary course of business consistent with past practice, or increase the salaries or wage rates of the officers or employees of ANI or any ANI Subsidiary, except increases in the salaries or wage rates of employees in the ordinary course of business or except as required by the terms of an ANI Contract or ANI Benefit Plan as in existence on the date hereof or disclosed in the ANI Disclosure Schedule;

(i)                                     pay, discharge, settle, compromise or satisfy any material pending or threatened Action, claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than (i) the payment or discharge of liabilities or obligations of ANI with respect to amounts owed to vendors or suppliers in the ordinary course of business, (ii) settlements or compromises of Actions in the ordinary course of business, (iii) settlements or compromises involving payments by ANI or any ANI Subsidiary not in excess of $100,000 individually, or more than $250,000 in the aggregate, and (iv) with respect to Taxes;

(j)                                     authorize, solicit, propose or announce an intention to authorize, recommend or propose, or enter into any Contract with respect to, any plan of liquidation or dissolution, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets, equity or other securities, except as set forth in Section 5.1 of the ANI Disclosure Schedule;

(k)                                  (i) purchase any insurance policy except replacement policies for Policies that expire on their terms after the date hereof and except for directors’ and officers’ liability ‘tail’ insurance policy or policies; (ii) fail to renew any insurance policy naming it as a beneficiary or a loss payee; or (iii) take any steps or fail to take any steps that would permit any insurance policy naming it as a beneficiary or a loss payee to be canceled, terminated or materially altered;

(l)                                     fail to properly maintain any material Registered IP, including payments of all fees or otherwise let lapse or impair any material ANI Owned IP or ANI Licensed IP;

(m)                               maintain its books and records in a manner other than in the ordinary course of business consistent with past practice;

(n)                                 enter into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency;

(o)                                 institute any material change in its accounting methods, principles or practices other than as required by GAAP;

(p)                                 in respect of any Taxes: (i) except as required by Applicable Law, change any material election, change any material accounting method, enter into any material closing agreement, settle any material claim or assessment or consent to any material extension or waiver of the limitation period applicable to any material claim or assessment or amend any material Tax Return; or (ii) enter into any material Tax-sharing agreement or similar arrangement (including any Tax indemnity arrangement) the principal subject of which is Taxes;

(q)                                 (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any securities of ANI or its Subsidiaries, other than issuance of ANI Series D Preferred Stock pursuant to the transaction bonus agreements with certain members of ANI’s management team described in Section 3.8 of the ANI Disclosure Schedule; (ii) file a registration statement under the Securities Act with respect to an initial public offering of any ANI Securities; or (iii) merge or consolidate with or otherwise acquire any other Person or create any Subsidiary;

(r)                                    enter into any agreement that, prior to the Effective Time, would limit ANI or any of ANI Subsidiaries, or following the Effective Time, would limit the Company or any of the Company Subsidiaries, from engaging in any line of business, competing with any Person or selling any product or service;

(s)                                  allow to lapse or fail to make an application for renewal as and when required of any material ANI Permit;

(t)                                    make capital expenditures in excess of $100,000 in the aggregate that are not reflected on the capital expenditures budget of ANI provided to the Company, except acquisitions permitted pursuant to clause (j) above;

(u)                                 take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(v)                                 agree or commit to do any of the foregoing.

5.2                                 Conduct of the Company Business During Interim Period.  Except as contemplated or required by this Agreement (including pursuant to Section 5.22 or Section 5.23) or as expressly consented to in writing by ANI (which consent will not be unreasonably withheld, delayed or conditioned), or as set forth in Section 5.2 of the Company Disclosure Schedule, during the Interim Period, the Company will: (i) conduct its operations according to its ordinary course of business and consistent with past practice; (ii) use its reasonable best efforts to preserve intact its business, to keep available the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers, distributors, consultants, customers and others having business relationships with it, except in each case, to the extent that the termination of any such services or relationships is in the ordinary course of business and consistent with past practice; (iii) file all required Company SEC Documents required to be filed by it with the SEC under Applicable Law in a timely manner, with such Company SEC Documents complying, when filed, with Applicable Law; (iv) maintain compliance with the applicable listing requirements of NASDAQ; (v) take all such actions as may be necessary or advisable to effect a conclusion of the LibiGel Product clinical trials and safety study in accordance with the budget and timeline set forth in Section 5.2 of the Company Disclosure Schedule and (vi) not take any action which would reasonably be expected to adversely affect its ability to consummate the Merger or the other transactions contemplated hereby.  Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement (including pursuant to Section 5.22 or Section 5.23) or as set forth in Section 5.2 of the Company Disclosure Schedule, during the Interim Period, the Company will not, without the prior written consent of ANI (which consent will not be unreasonably withheld, conditioned or delayed), directly or indirectly, do any of the following:

(a)                                  other than in the ordinary course of business, (i) enter into any Contract that would have been a Company Contract were the Company a party or subject thereto on the date of this Agreement; or (ii) terminate or amend in any material respect any Company Contract or waive any material right thereunder;

(b)                                 adopt any new severance plan or grant or make any severance or termination payments to any officer or director of the Company, except payments (i) substantially pursuant to written agreements or policies existing on the date hereof and set forth on Section 5.2(b) of the Company Disclosure Schedule or (ii) additional payments not to exceed an aggregate of $300,000 authorized by the Company Board during the Interim Period; provided that (A) such payments (to the extent not paid prior to the Determination Date) will be included as a Liability for purposes of calculating Net Cash and (B) any additional payments pursuant to clause (b)(ii) will only be permitted to extent that they (x) are authorized on or before the Determination Date and are included as a Liability for purposes of calculating Net Cash as of such date, (y) are not payable until on or after the Closing Date and (z) in any event subject to, conditioned upon and payable only so long as payment of any thereof will not cause Net Cash determined pursuant to Section 5.21 to be less than the Minimum Net Cash;

(c)                                  declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or other equity security or split, combine or reclassify any capital stock or other equity security or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or other equity security, provided, however, that the Company will have the right to issue to the holders of its outstanding shares of Company Common Stock a dividend of contingent value rights (the “Contingent Value Rights”) with respect to certain payments arising from the sale, transfer, license or a similar transaction relating to the Company’s LibiGel program, pursuant to the terms of a contingent value rights agreement (the “CVR Agreement”), a substantially final draft of which has been provided to ANI and the form and substance of which has been agreed to by the Company and ANI prior to the date of this Agreement (and which will not be amended or modified without the prior consent of ANI), and which dividend of Contingent Value Rights is to be issued in the sole and absolute discretion of the Company Board;

(d)                                 repurchase or otherwise acquire, directly or indirectly, any shares of capital stock or other equity security, except as a result of a holder’s right to exercise any outstanding warrant or any outstanding option under any Company Benefit Plan on a ‘cashless’ basis;

(e)                                  cause, permit or propose any material amendments to the certificate of incorporation, bylaws, certificate of formation or limited liability company agreement (in each case, as applicable) of the Company;

(f)                                    sell, lease or encumber or subject to any Lien (other than a Company Permitted Lien) or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of the Company;

(g)                                 incur any Indebtedness, for borrowed money or otherwise, or guarantee any such Indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of the Company or any Company Subsidiary, as the case may be;

(h)                                 enter into any “keep well” or other contract to maintain any financial statement condition of any Person other than a wholly owned the Company Subsidiary or enter into any arrangement having the economic effect of the foregoing;

(i)                                     adopt or amend any Company Benefit Plan, hire any employee or otherwise enter into any employment Contract, pay any special bonus or special remuneration to any director or employee of the Company or any Company Subsidiary, except any such amendments to Company Benefit Plans required by Applicable Law, or increase the salaries or wage rates of the officers or employees of the Company or any Company Subsidiary except as required by the terms of a Company Contract as in existence on the date hereof and except for severance and release agreements entered into with employees who are being terminated effective no later than the Closing Date, solely to the extent that any amount payable in respect thereof is included as a Liability for purposes of calculating Net Cash;

(j)                                     pay, discharge, settle, compromise or satisfy any pending or threatened Action, claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than (i) the payment or discharge of liabilities or obligations of the Company with respect to amounts owed to vendors, suppliers or taxing authorities in the ordinary course of business (and not as a result of a breach of contract, Violation or settlement of any Action or claim) and (ii) settlements or compromises of any Action outstanding on the date hereof, involving payments by the Company or any Company Subsidiary not in excess of $50,000 individually, or more than $100,000 in the aggregate;

(k)                                  authorize, solicit, propose or announce an intention to authorize, recommend or propose, or enter into any Contract with respect to, any plan of liquidation or dissolution, any acquisition of assets out of the ordinary course of business or securities, or any partnership, association or joint venture;

(l)                                     (i) purchase any insurance policy other than the Company Tail Policies, product liability insurance related to the LibiGel program or replacement policies for Policies that expire on their terms after the date hereof, on terms no less favorable to the Company; (ii) fail to renew any insurance policy naming it as a beneficiary or a loss payee; (iii) take any steps or fail to take any steps that would permit any insurance policy naming it as a beneficiary or a loss payee to be canceled, terminated or materially altered or (iv) cancel or allow to lapse any product liability or clinical administration insurance in respect of the LibiGel Program;

(m)                               fail to properly maintain any material Registered IP, including payments of all fees or otherwise let lapse or impair any material Company Owned IP or Company Licensed IP;

(n)                                 maintain its books and records in a manner other than in the ordinary course of business consistent with past practice;

(o)                                 enter into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency;

(p)                                 institute any change in its accounting methods, principles or practices other than as required by GAAP or the rules and regulations promulgated by the SEC;

(q)                                 in respect of any Taxes: (i) except as required by Applicable Law, change any material election, change any material accounting method, enter into any material closing agreement, settle any material claim or assessment or consent to any material extension or waiver of the limitation period applicable to any material claim or assessment or amend any material Tax Return; or (ii) enter into any Tax-sharing agreement or similar arrangement (including any Tax indemnity arrangement) the principal subject of which is Taxes;

(r)                                    issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company securities, other than the issuance of any shares of Company Common Stock upon the exercise of the Company Stock Options or warrants and the issuance of

Company Common Stock in satisfaction of any Company Convertible Note; or (ii) amend any term of any security of the Company or any Company Subsidiary (in each case, whether by merger, consolidation or otherwise);

(s)                                  enter into any agreement that would limit the Company from engaging in any line of business, competing with any Person or selling any product or service;

(t)                                    allow to lapse or fail to make an application for renewal as and when required of any material Company Permit;

(u)                                 make capital expenditures in excess of $50,000 in the aggregate;

(v)                                 take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code;

(w)                               enter into a new clinical drug trial program or continue or extend the LibiGel Product trial and/or safety study; or

(x)                                   agree or commit to do any of the foregoing.

5.3                                 No Solicitation by ANI.

(a)                                  During the Interim Period, ANI will not, nor will it authorize or permit any of the ANI Subsidiaries or any of its or their respective officers, directors, employees, agents, attorneys, accountants, advisors or other representatives (the “Representatives”) to, directly or indirectly: (i) solicit, initiate or  encourage or  facilitate (including by way of furnishing any non-public information relating to ANI or any ANI Subsidiary), or  induce or  take any other action which would reasonably be expected to lead to the making, submission or announcement of, any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal (as defined below); (ii) other than informing Persons of the provisions contained in this Section 5.3, enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or otherwise take any action to  facilitate or  induce any effort or attempt to make or implement an Acquisition Proposal (including any Acquisition Proposal received prior to the date of this Agreement; (iii) approve, endorse or recommend an Acquisition Proposal or any letter of intent, memorandum of understanding or Contract contemplating an Acquisition Proposal or requiring ANI to abandon or terminate its obligations under this Agreement, or enter into any of the foregoing; or (iv) agree, resolve or commit to do any of the foregoing.  ANI will, and will cause ANI Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all discussions or negotiations with any Person previously conducted with respect to any Acquisition Proposal.  ANI will promptly deny to any third party access to any data room (virtual or actual) containing any confidential information previously furnished to any such third party relating to any Acquisition Proposal.

(b)                                 For purposes of this Agreement, an “Acquisition Proposal” means, with respect to any Party, any offer, proposal or indication of interest (other than an offer,

proposal or indication of interest by another Party) contemplating or otherwise relating to any transaction or series of related transactions involving any:

(i)                                     merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which: (i) a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing 15% or more of the outstanding shares of any class of voting securities of such Party; or (ii) such Party issues securities representing 15% or more of the outstanding shares of any class of voting securities of such Party;

(ii)                                  sale, lease, exchange, transfer or disposition of any assets that constitute or account for: (i) 15% or more of the consolidated net revenues of such Party, consolidated net income of such Party or consolidated book value of such Party; or (ii) 15% or more of the fair market value of the assets of such Party; or

(iii)                               liquidation or dissolution of such Party.

(c)                                  ANI will promptly, but in no event later than twenty four (24) hours, notify the Company in writing if any proposal, offer or inquiry is received by, or any discussions or negotiations are sought to be initiated or continued with, ANI in respect of any Acquisition Proposal.  Such notice will indicate the identity of the Person making such proposal, offer, inquiry or other contact and the material terms and conditions of any proposals or offers (and will include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or other request), and ANI thereafter will promptly keep the Company informed of all material developments affecting the status and the material terms of any such proposal, offer, inquiry or other request (including providing the Company with any additional written materials received relating to such proposal, offer, inquiry or other request).

(d)                                 Unless a Change in Company Board Recommendation has occurred, the Company has taken any of the actions permitted under Section 5.4(b), or ANI has terminated the Agreement pursuant to Article VII, the ANI Board will not: (i) fail to make ANI Board Recommendation to ANI’s stockholders in accordance with Section 5.8(b); (ii) withhold, withdraw, amend, qualify or modify in a manner adverse to the Company, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to ANI, ANI Board Recommendation; (iii) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal; or (iv) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in clauses (i) through (iv) being referred to as a “Change in ANI Board Recommendation”).

5.4                                 No Solicitation by the Company.

(a)                                  Subject to Section 5.4(b) and Section 5.4(d), during the Interim Period, the Company will not, nor will it authorize or permit any of the Company Subsidiaries or any of its or their respective Representatives to, directly or indirectly, except as otherwise provided below: (i) solicit, initiate or  encourage or  facilitate (including by way of furnishing any non-public information relating to the Company or any the Company Subsidiary), or  induce or  take any other action which would reasonably be expected to lead to the making, submission or announcement of, any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal; (ii) other than informing Persons of the provisions contained in this Section 5.4, enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or otherwise take any action to  facilitate or  induce any effort or attempt to make or implement an Acquisition Proposal (including any Acquisition Proposal received prior to the date of this Agreement); (iii) approve, endorse or recommend an Acquisition Proposal or any letter of intent, memorandum of understanding or Contract contemplating an Acquisition Proposal or requiring the Company to abandon or terminate its obligations under this Agreement, or enter into any of the foregoing; or (iv) agree, resolve or commit to do any of the foregoing.  The Company will, and will cause the Company Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all discussions or negotiations with any Person previously conducted with respect to any Acquisition Proposal.  The Company will promptly deny to any third party access to any data room (virtual or actual) containing any confidential information previously furnished to any such third party relating to any Acquisition Proposal.

(b)                                 Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to obtaining Company Stockholder Approval, in response to an unsolicited written Acquisition Proposal that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or would reasonably be expected to result in a Superior Proposal (and that did not result from a violation of Section 5.4(a)), the Company may, upon a good faith determination by the Company Board (after receiving the advice of its outside counsel) that failure to take such action would be inconsistent with the Company’s board of directors’ fiduciary duties to the Company’s stockholders under Applicable Law: (x) furnish information with respect to the Company to the Person making such Acquisition Proposal (and such Person’s Representatives), provided that the Company and such Person first enter into a confidentiality agreement with confidentiality provisions that are not less restrictive to such Person than the provisions of the Confidentiality Agreement are to ANI and that would not prohibit compliance by the Company with the provisions of this Section 5.4, and provided further that all such information will have been previously provided to ANI or is concurrently provided to ANI at the same time that it is provided to such Person; and (y) participate in discussions or negotiations with the Person making such Acquisition Proposal (and such Person’s Representatives) regarding such Acquisition Proposal.

For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal (provided that, for purposes of this definition, references to 15% in the definition of “Acquisition Proposal” are deemed to be references to 50%) which the board of directors of the Party that is the subject of the Acquisition Proposal determines in good faith (after consultation with its financial advisor): (i) to be reasonably likely to be consummated if accepted; and (ii) to be more favorable to such Party’s stockholders from a financial point of view than the Merger, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, any changes to the terms of this Agreement offered by the other party in response to such Acquisition Proposal and the ability of the Person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, expectation of obtaining required approvals).

(c)                                  The Company will promptly, but in no event later twenty four (24) hours, notify ANI in writing if any proposal, offer or inquiry is received by, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Acquisition Proposal. Such notice will advise ANI in writing of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person and will, in any such notice to ANI, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the material terms and conditions of any proposals or offers (and will include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or other request), and thereafter will promptly keep ANI informed of all material developments affecting the status and the material terms of any such proposal, offer, inquiry or other request and of the status of any such discussions or negotiations relating thereto (including providing ANI with any additional written materials received relating to such proposal, offer, inquiry or other request).

(d)                                 The Company Board will not:  (i) fail to make the Company Board Recommendation to the Company’s stockholders in accordance with Section 5.7(b); (ii) withhold, withdraw, amend, qualify or modify in a manner adverse to ANI, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to ANI, the Company Board Recommendation; (iii) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal; or (iv) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in clauses (i) through (iv) being referred to as a “Change in Company Board Recommendation”). Notwithstanding the foregoing, the Company Board may, at any time prior to obtaining Company Stockholder Approval, take any of the actions set forth in Section 5.4(d)(i)-(ii) below, provided that prior to taking any such action, the Company complies with Sections 5.4(e) and 7.3 of this Agreement:

(i)                                     effect a Change in Company Board Recommendation in response to an Acquisition Proposal if the Company Board concludes in good faith: (A) after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under Applicable Law; and (B) after consultation with the Company’s financial advisor and outside counsel, that the Acquisition Proposal constitutes a Superior Proposal; and

(ii)                                  following such a Change in Board Recommendation, terminate this Agreement for the purpose of causing the Company to enter into an acquisition agreement with respect to such Acquisition Proposal; provided, however, that the

Company has paid the ANI Termination Fee prior to or concurrently with such termination of this Agreement in accordance with Section 7.3.

(e)                                  Notwithstanding anything to the contrary set forth in Section 5.4(d), the Company Board will not be entitled to make a Change in Company Board Recommendation as contemplated by Section 5.4(d)(i) or terminate this Agreement and enter into another acquisition agreement as contemplated by Section 5.4(d)(ii) unless: (i) the Company has first provided prior written notice to ANI that it intends to take any of the foregoing actions (a “Company Notice”), which Company Notice will contain a description of the material terms and conditions of such Superior Proposal, including a copy of the definitive acquisition agreement in the form to be entered into (it being understood and agreed that the delivery of such Company Notice will not, in and of itself, be deemed to be a Change in Company Board Recommendation); and (ii) ANI does not make, within three (3) Business Days after the receipt of such Company Notice, a proposal that would, in the good faith judgment of the Company Board (after consultation with outside counsel and its financial advisor), cause the Acquisition Proposal previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as the case may be, provided, however, that (x) any amendment to any material term of such Superior Proposal or (y) with respect to any previous Change in Company Board Recommendation, any material change in the principal stated rationale by the Company Board for such previous Change in Company Board Recommendation, will, in the case of either (x) or (y), require a new Company Notice and a new three (3) Business Day period.

(f)                                    Nothing contained in this Section 5.4 or elsewhere in this Agreement will prohibit the Company or the Company Board from: (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, the failure to make such disclosure would be inconsistent with the Company’s board of directors’ fiduciary duties to the Company’s stockholders under Applicable Law; provided, however, that this Section 5.4(f) will not affect the obligations of the Company and the Company Board and the rights of ANI under Section 5.4(d) and Section 5.4(e) to the extent applicable to such disclosure (it being understood that neither any “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, nor any accurate disclosure of factual information (other than the Company or the Company Board taking any action set forth in Section 5.4(d) and Section 5.4(e) of this Agreement) to the Company’s stockholders that is required to be made to such stockholders under Applicable Law or in satisfaction of the Company’s board of directors’ fiduciary duties under Applicable Law, will be deemed to be a Change in Company Board Recommendation).

5.5                                 Access to Information.  During the Interim Period, each of the Company and ANI will, and will cause its respective Representatives to, upon reasonable notice and request: (i) furnish to each other and each other’s Representatives reasonable access during normal business hours to its offices, properties, personnel, books and records; and (ii) furnish to each other and each other’s Representatives such financial and operating data and other information as may be reasonably requested.  Any investigation pursuant to this Section 5.5 will be conducted in a manner so as not to interfere unreasonably with the conduct of the business of the Company or the Company Subsidiaries or ANI or ANI Subsidiaries, as applicable.  In addition, nothing contained in this Section 5.5 will require the Company or the Company Subsidiaries or ANI or the ANI Subsidiaries to take any action that would, in the good faith judgment of the Company or ANI, as applicable, constitute a waiver of the attorney-client or similar privilege or trade secret protection held by the Company or the Company Subsidiaries or ANI or ANI Subsidiaries, as applicable, or violate confidentiality obligations owing to third parties; provided, however, that each of the Company and ANI will make a good faith effort to accommodate any request from the other for access or information pursuant to this Section 5.5 in a manner that does not result in such a waiver or violation.  All information furnished pursuant to this Section 5.5 will be subject to the Confidentiality Agreement, dated as of July 19, 2012, between the Company and ANI (the “Confidentiality Agreement”).

5.6                                 Registration Statement; Related Matters.

(a)                                  As soon as reasonably practicable following the date hereof, the Company will, with the assistance and approval of ANI (such approval not be unreasonably withheld, conditioned or delayed), prepare and file with the SEC the Registration Statement containing the Joint Proxy Statement/Prospectus (which Registration Statement and Joint Proxy Statement/Prospectus will comply in all material respects with the rules and regulations promulgated by the SEC).  Each of the Company and ANI will cooperate and consult with each other in the preparation of the Registration Statement and Joint Proxy Statement/Prospectus and use its reasonable best efforts to (i) have the Registration Statement containing the Joint Proxy Statement/Prospectus declared effective by the SEC as promptly as practicable thereafter and (ii) keep the Registration Statement containing the Joint Proxy Statement/Prospectus effective through the Effective Time in order to permit the consummation of the Merger.  In connection with the foregoing, the Company will promptly notify ANI of the receipt of all comments of the SEC with respect to the Registration Statement containing the Joint Proxy Statement/Prospectus and of any request by the SEC for any amendment or supplement thereto or for additional information and will promptly provide to ANI copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Registration Statement containing the Joint Proxy Statement/Prospectus. ANI and its Representatives will be given a reasonable opportunity to be involved in the drafting of the Registration Statement containing the Joint Proxy Statement/Prospectus and any amendment or supplement thereto and any such correspondence prior to its filing with the SEC.  Each of the Company and ANI will use its reasonable best efforts to resolve all SEC comments and provide responses to the SEC as promptly as practicable with respect to all comments received on the Registration Statement containing the Joint Proxy Statement/Prospectus from the SEC and to cause the Registration Statement containing the Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders and ANI’s stockholders as soon as practicable after the Registration Statement containing the Joint Proxy Statement/Prospectus is declared effective by the SEC, and the Company and ANI will use their reasonable best efforts to cause such mailing to occur prior to December 15, 2012.  ANI will provide the Company with the information relating to it required by the Securities Act and the Exchange Act and the respective rules and regulations promulgated thereunder to be set forth in the Registration Statement and Joint Proxy Statement/Prospectus and each of the Company and ANI will promptly furnish to each other all other information, and take all such other actions (including using its reasonable best efforts to obtain any required consents of their respective independent auditors), as may reasonably be requested in connection with any action by any of them in connection with the preceding sentences of this Section 5.6(a).  Each of ANI and the Company agrees to correct any information provided by it for use in Registration Statement containing the Joint Proxy Statement/Prospectus that has become false or misleading.  Whenever any Party learns of the occurrence of any event or the existence of any fact which is required to be set forth in an amendment or supplement to the Registration Statement containing the Joint Proxy Statement/Prospectus pursuant to Applicable Law, such Party will promptly inform the other of such event or fact and comply with all of its obligations pursuant to this Section 5.6(a) relating to effecting such amendment or supplement to the Registration Statement containing the Joint Proxy Statement/Prospectus.

(b)                                 Prior to the Effective Time, the Company will use its reasonable best effort to obtain all regulatory approvals needed to ensure that Company Common Stock to be issued pursuant to the Merger will, to the extent required, be registered or qualified or otherwise exempt from registration or qualification under the securities law of every state of the United States in which any holder of ANI Series D Preferred Stock as of immediately prior to the Effective Time has an address of record.

5.7                                 ANI Special Meeting; ANI Board Recommendation.

(a)                                  Following the date hereof and provided that a Change in the Company Board Recommendation has not occurred, ANI will take all action necessary in accordance with the DGCL and its Certificate of Incorporation and By-laws to duly call, give notice of, convene and hold as promptly as practicable a special meeting of ANI’s stockholders (the “ANI Special Meeting”) to seek ANI Stockholder Approval, including mailing the Joint Proxy Statement/Prospectus to its stockholders as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. ANI’s obligation to call, convene and hold ANI Special Meeting will not be affected by a Change in ANI Board Recommendation, unless this Agreement is terminated pursuant to Article VII.  ANI, subject to Section 5.3, will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, and will take all other action necessary or advisable to obtain ANI Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, ANI may adjourn or postpone ANI Special Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement/Prospectus (as determined by ANI in good faith and upon the advice of outside counsel) is provided to ANI’s stockholders a reasonable time in advance of ANI Special Meeting (or at any adjournment or postponement thereof), or if as of the time for which ANI Special Meeting (or any adjournment or postponement thereof) is scheduled there are insufficient shares of ANI Common Stock represented in person or by proxy to constitute a quorum necessary to conduct the business of ANI Special Meeting or to adopt this Agreement and approve the transactions contemplated hereby, including the Merger.

(b)                                 Except as permitted by Section 5.3: (i) the ANI Board will recommend that ANI’s stockholders vote in favor of (A) the adoption of this Agreement and (B) the approval of the transactions contemplated by this Agreement, including the Merger, at the ANI Special Meeting (or any adjournment or postponement thereof) (the “ANI Board Recommendation”); and (ii) the Joint Proxy Statement/Prospectus will include the ANI Board Recommendation.

5.8                                 Company Special Meeting; Company Board Recommendation.

(a)                                  Following the date hereof, the Company will take all action necessary in accordance with the DGCL and its Certificate of Incorporation and By-laws to duly call, give notice of, convene and hold as promptly as practicable a special meeting of the Company’s stockholders (the “Company Special Meeting”) to seek Company Stockholder Approval, including mailing the Joint Proxy Statement/Prospectus to its stockholders as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act.  The Company’s obligation to call, convene and hold the Company Special Meeting will not be affected by a Change in Company Board Recommendation, unless this Agreement is terminated pursuant to Article VII.  The Company, subject to Section 5.4, will use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the issuance of shares of Company Common Stock pursuant to this Agreement, and will take all other action necessary or advisable to obtain Company Stockholder Approval.  Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Special Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement/Prospectus (as determined by the Company in good faith and upon the advice of outside counsel) is provided to the Company’s stockholders a reasonable time in advance of the Company Special Meeting (or at any adjournment or postponement thereof), or if as of the time for which the Company Special Meeting (or any adjournment or postponement thereof) is scheduled there are insufficient shares of Company Common Stock represented in person or by proxy to constitute a quorum necessary to conduct the business of the Company Special Meeting or to adopt this Agreement and approve the transactions contemplated hereby, including the Merger; provided, however, that the Company Special Meeting may not be adjourned for more than thirty (30) days in the aggregate from the date originally set forth in the initial Joint Proxy Statement/Prospectus without the prior consent of ANI, not to be unreasonably withheld, conditioned or delayed.

(b)                                 Except as permitted by Section 5.4: (i) the Company Board will recommend that the Company’s stockholders vote in favor of (A) the adoption of the Company Charter Amendments and this Agreement and (B) the approval of the transactions contemplated by this Agreement, including the Merger, at the Company Special Meeting (or any adjournment or postponement thereof) (the “Company Board Recommendation”); and (ii) the Joint Proxy Statement/Prospectus will include the Company Board Recommendation.

5.9                                 Reasonable Best Efforts.

(a)                                  The Company and ANI will each: (i) cooperate and coordinate with the other in the making of any filings or submissions that are required to be made under any Applicable Laws or requested to be made by any Government Authority in connection with the transactions contemplated by this Agreement, including the Merger; (ii) supply the other or its Representatives with any material information that may be required or requested by any Government Authority in connection with such filings or submissions; (iii) use their reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any Applicable Laws as soon as reasonably practicable; and (iv) use their reasonable best efforts to offer to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including the Merger, including by taking all such actions and doing all such things necessary to resolve such objections, if any, as any Government Authority or Person may assert under any Applicable Laws and to avoid or eliminate each and every impediment under any Applicable Law that may be asserted by any Government Authority so as to enable the transactions contemplated hereby, including the Merger, to be consummated as soon as expeditiously possible.

(b)                                 The Company and ANI will each use reasonable best efforts to structure the Merger to qualify as a reorganization under the provisions of Section 368 of the Code. Both prior to and after the Effective Time, each Party’s books and records will be maintained, and all federal, state and local income tax returns and schedules thereto will be filed, in a manner consistent with the Merger being qualified as a reorganization under Section 368(a) of the Code (and comparable provisions of any applicable state or local laws), except to the extent the Merger is determined in a final administrative or judicial decision not to qualify as a reorganization within the meaning of Section 368(a) of the Code.

5.10                           Public Announcements.  Before issuing any news release or otherwise making any public statement with respect to any of the transactions contemplated hereby, including the Merger, the Company and ANI agree to consult with each other as to its form and substance, and agree not to issue any such news release or general communication to employees or make any public statement prior to obtaining the prior written consent of the other (which consent will not be unreasonably withheld, delayed or conditioned), except to the extent that the Company or ANI, as the case may be, is advised by outside counsel that such public statement is required by Applicable Law.  Notwithstanding the foregoing, promptly following the date of this Agreement, the Company and ANI will issue a joint news release, in form and substance reasonably acceptable to each of the Company and ANI, with respect to this Agreement and the transactions contemplated hereby, including the Merger.

5.11                           Notification of Certain Matters.  ANI will give prompt notice to the Company of: (i) the occurrence or nonoccurrence of any event which would be likely to cause the failure of either of the conditions set forth in Section 6.3(a) or Section 6.3(b) to be met as of any time during the Interim Period; (ii) ANI’s or any ANI Subsidiary’s receipt of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, including the

Merger (unless such consent has been previously identified in Section 3.3 of the ANI Disclosure Schedule); (iii) the institution of any Action not previously identified in Section 3.6 of the ANI Disclosure Schedule; or (iv) the existence of any facts or circumstances that would reasonably be expected to result in a Material Adverse Effect on ANI.  The Company will give prompt notice to ANI of: (w) the occurrence or nonoccurrence of any event which would be likely to cause the failure of either of the conditions set forth in Section 6.2(a) or Section 6.2(b) to be met as of any time during the Interim Period; (x) the Company’s or any Company Subsidiary’s receipt of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, including the Merger (unless such consent has been previously identified on Section 4.3 of the Company Disclosure Schedule); (y) the institution of any Action not previously identified in Section 4.6 of the Company Disclosure Schedule; or (z) the existence of any facts or circumstances that would reasonably be expected to result in a material change to the most recent calculation of Net Cash, delivered pursuant to Section 5.22 or in a Material Adverse Effect on the Company.   The delivery of any notice pursuant to this Section 5.11 will not limit or otherwise affect the remedies available hereunder to the Party receiving such notice nor be deemed to have amended any of the disclosures set forth in the ANI Disclosure Schedule or the Company Disclosure Schedule, as applicable, to have qualified the representations and warranties contained herein or to have cured any misrepresentation or breach of a representation or warranty that otherwise might have existed hereunder by reason of such material development.  No disclosure after the date of this Agreement of the untruth of any representation and warranty made in this Agreement will operate as a cure of any breach of the failure to disclose the information, or of any untrue representation or warranty made herein.

5.12                           Indemnification of Company Directors and Officers.

(a)                                  From and after the Effective Time, the Company will continue to indemnify and hold harmless each present and former director or officer of the Company or any Company Subsidiary (each, together with such Person’s heirs, executors or administrators, a “Company Indemnified Person”) against any loss, damage, injury, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including costs of investigation) or expense of any nature (“Damages”) incurred in connection with any Action arising out of or pertaining to matters existing or occurring at or prior to the Effective Time or any Action instituted by any Company Indemnified Person to enforce this Section 5.12 or any other indemnification or advancement right of such Company Indemnified Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company is currently permitted to indemnify such Company Indemnified Person under Applicable Law and under its certificate of incorporation and bylaws as in effect on the date of this Agreement (including the advancing of expenses to the fullest extent permitted under Applicable Law); provided, however, that the Company Indemnified Person to whom such expenses are advanced will be required to provide an undertaking to the Company to repay such advances if it is ultimately determined that such Company Indemnified Person is not entitled to indemnification.

(b)                                 From and after the Effective Time, the Company will continue to honor and fulfill all obligations of the Company or any the Company Subsidiary pursuant to any written indemnification agreements with any Company Indemnified Persons in effect as of the date hereof.

(c)                                  Prior to the Effective Time, the Company will purchase, and for a period of six (6) years following the Effective Time the Company will continue in effect, a directors’ and officers’ liability “tail” insurance policy or policies (the “Company Tail Policies”) covering the Company Indemnified Persons for events occurring at or prior to the Effective Time, which insurance will be of at least the same coverage and amounts and contain terms and conditions which are no less advantageous to the Company Indemnified Persons than the coverage, amounts, terms and conditions of the directors’ and officers’ liability insurance policy maintained by the Company as of the date of this Agreement. The cost of the Company Tail Policy will be included as a Liability for purposes of calculating Net Cash.

(d)                                 The rights of each Company Indemnified Person hereunder will be in addition to, and not in limitation of, any other rights such Company Indemnified Person may have under the certificate of incorporation and bylaws of the Company or any other similar organizational documents of the Company or any of its Subsidiaries, any other indemnification agreement or arrangement, the DGCL or otherwise.  This Section 5.12 will survive the consummation of the Merger, and is intended to be for the benefit of, and will be enforceable by, the Company Indemnified Persons, their heirs and personal representatives, will be binding on the Company and its successors and assigns and may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Company Indemnified Persons.  In the event that the Company or any of its successors or assigns: (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision will be made so that the successors and assigns of the Company are obligated to honor the indemnification obligations set forth in this Section 5.12.  Nothing in this Agreement is intended to, will be construed to or will release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of the Company Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.12 is not prior to, or in substitution for, any such claims under any such policies.

5.13                           Indemnification of ANI Directors and Officers.

(a)                                  the Company agrees that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of ANI or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement will survive the Merger and will continue in full force and effect.  The Company will maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of ANI’s and any of its Subsidiaries’ certificate of incorporation and by-laws or similar organization documents in effect immediately prior to the Effective Time or in any indemnification agreements of ANI or its Subsidiaries with any of their respective current or former directors, officers or employees in effect as of the date hereof, and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of ANI or any of its Subsidiaries, and all rights to indemnification in respect of any Action pending or asserted or any claim made within such period will continue until the disposition of such Action or resolution of such claim.

(b)                                 From and after the Effective Time, the Company will continue to indemnify and hold harmless each present and former director, officer or employee of ANI or any of its Subsidiaries (each, together with such Person’s heirs, executors or administrators, a “ANI Indemnified Person”) against any Damages incurred in connection with any Action arising out of or pertaining to any action or omission occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of ANI) or any Action instituted by any ANI Indemnified Person to enforce this Section 5.13, including, in each case, the advancing of expenses to the fullest extent permitted under Applicable Law; provided, however, that the ANI Indemnified Person to whom such expenses are advanced will be required to provide an undertaking to the Company to repay such advances if it is ultimately determined that such ANI Indemnified Person is not entitled to indemnification.

(c)                                  Prior to the Effective Time, the Company will purchase, and for a period of six (6) years following the Effective Time the Company will continue in effect, a directors’ and officers’ liability “tail” insurance policy or policies covering ANI’s directors and officers for events occurring at or prior to the Effective Time, which insurance will be of at least the same coverage and amounts and contain terms and conditions which are no less advantageous to ANI’s directors and officers than the coverage, amounts, terms and conditions of the directors’ and officers’ liability insurance policy maintained by ANI as of the date of this Agreement.

(d)                                 The rights of each ANI Indemnified Person hereunder will be in addition to, and not in limitation of, any other rights such ANI Indemnified Person may have under the certificate of incorporation and bylaws of ANI or any other similar organizational documents of ANI or any of its Subsidiaries or the Company, any other indemnification agreement or arrangement, the DGCL or otherwise. This Section 5.13 will survive the consummation of the Merger, and is intended to be for the benefit of, and will be enforceable by, ANI Indemnified Persons, their heirs and personal representatives, will be binding on the Company and its successors and assigns and may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected ANI Indemnified Persons.  In the event that the Company or any of its successors or assigns: (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision will be made so that the successors and assigns of the

Company are obligated to honor the indemnification obligations set forth in this Section 5.13.  Nothing in this Agreement is intended to, will be construed to or will release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to ANI or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.13 is not prior to, or in substitution for, any such claims under any such policies.

5.14                           Composition of the Company Board; Officers.

(a)                                  Prior to the Effective Time, the Company will take all action necessary:

(i)                                     to cause the number of members of the Company Board to be fixed at seven (7);

(ii)                                  to cause, concurrently with the Effective Time, five (5) of such directors to be persons designated by ANI (who are identified as such on Schedule III to this Agreement as such schedule may be amended by ANI at any time prior to a date five (5) Business Days before the Registration Statement is expected to be declared effective) (one (1) of whom will be the Chief Executive Officer of the Surviving Corporation) (the “ANI Director Designees”) and two (2) of such directors to be persons designated by the current Company Board from the list of persons identified as Company designees on Schedule III to this Agreement (one (1) of whom will be Stephen M. Simes, unless Mr. Simes’ status as a non-independent director for purposes of the NASDAQ Global Market causes the Company not to comply with NASDAQ listing requirements, it being understood that three of the five persons designated by ANI (including the Chief Executive Officer) will not likely qualify as independent directors in accordance with the applicable NASDAQ Global Market rules and NASDAQ listing requirements (the “Company Director Designees”);

(iii)                               to obtain the necessary resignations of the directors of the Company serving immediately prior to the Effective Time who are among the directors designated above, which resignations will be effective concurrently with the effectiveness of the elections referred to in clauses (i) and (ii); and

(iv)                              to cause the officers of the Company to be as of the Effective Time those persons identified as such on Schedule III to this Agreement.

If any Company Director Designee is, prior to the Effective Time, unable or unwilling to hold office beginning concurrently with the Effective Time, the current Company Board will designate another to be appointed as a director in his or her place; provided such person so designated will qualify as an independent director in accordance with the applicable NASDAQ Global Market rules and NASDAQ listing requirements.

If any ANI Director Designee is, prior to the Effective Time, unable or unwilling to hold office beginning concurrently with the Effective Time, the current ANI Board will designate another to be appointed as a director in his or her place; provided that two of the total number of persons designated by the ANI Board will qualify as independent directors in accordance with the applicable NASDAQ Global Market rules and NASDAQ listing requirements.

(b)                                 It is understood and agreed that both of the Company Director Designees (other than Stephen M. Simes in the circumstances set forth above) and two (2) of the directors identified on Schedule III to this Agreement will be independent for purposes of the listing requirements of the NASDAQ Global Market.  It is further understood and agreed that pursuant to the terms of its Voting Agreement, Meridian Venture Partners II, L.P. will vote in favor of the Company Director Designees at the first annual meeting of the stockholders following the consummation of the Merger, which will be held no earlier than May 1, 2013.

5.15                           Listing of Shares.  The Company will use its reasonable best efforts to maintain its existing listing on The NASDAQ Global Market and to cause the shares of Company Common Stock to be issued in the Merger to be approved for listing (subject to notice of issuance) on The NASDAQ Global Market or The NASDAQ Capital Market at or prior to the Effective Time.  ANI will promptly furnish to the Company all information concerning ANI that may be required or reasonably requested in connection with such listing.

5.16                           Convertible Notes.  The Company will take such reasonable actions as may be reasonably necessary so that upon the Effective Time, the Company will be in compliance with the terms of the Indenture.  The Company agrees to give the notice required under Section 9.6 of the Indenture and any other notice required under the Indenture to be given by the Company prior to the Effective Time with respect to the Merger.

5.17                           Employee Benefit Matters.

(a)                                  Subject to the remaining provisions of this Section 5.17, as of and immediately following the Effective Time the Company will (i) continue Company Benefit Plans in effect immediately prior to the Effective Time, (ii) adopt ANI Benefit Plans, (iii) adopt new Benefit Plans or (iv) a combination of clauses (i), (ii) and (iii).  The Company and ANI group health plans in effect from and after the Effective Time will provide COBRA group health plan continuation coverage to any qualified beneficiary entitled to coverage under such group health plans (which coverage will be no less favorable taken as a whole than the coverage provided under the ANI group health plans in effect as of the date hereof), regardless of whether such qualified beneficiary’s qualifying event occurred on, before or after the Effective Time.  The terms “qualified beneficiary,” “qualifying event” and “group health plan” have the meanings ascribed to them in COBRA.

(b)                                 Following the Effective Time, the Company will honor the terms of the employment agreements with each Company employee or officer listed on Section 5.17(b) of the Company Disclosure Schedule (individually and collectively referred to herein as the “Company Executives”).  Prior to the Determination Date, the Company will obtain quotes for and determine the costs for (i) an individual health insurance policy that provides coverage that is not materially less than the Company Executive’s coverage under such the Company group medical plan and (ii) an individual dental insurance policy that provides coverage that is not materially less than coverage under the Company’s group dental plan in effect on the Effective Time, (iii) an individual life insurance policy that provides coverage that is not materially less than the Company Executive’s coverage under the Company’s life insurance plan in effect on the Effective Time, plus (iv) an additional amount equal to the Federal, State and any other income, employment and other taxes (calculated at the highest rates applicable to the Company Executive) such Company Executive will owe on such amounts (including on the tax gross-up payment itself), it being intended that the individual retain (on an after-tax basis) an amount equal to the monthly premium, which sum of the amounts set forth in clauses (i) to (iv) will be included as a Liability in the calculation of Net Cash (pursuant to and with such adjustments as may be permitted pursuant to Section 2.2(a)(vii)(A)).  If within the Applicable Period following the Effective Time, the Company and all its Affiliates cease to provide any group medical, dental and/or life insurance plan to employees such that the Company cannot otherwise honor the provisions in the employment agreement relating to group medical, dental and life insurance coverage during the remainder of the “continuation period” under each Company Executive’s employment agreement, then the Company will provide each such Company Executive with the monthly cash payments for the remainder of the continuation period as provided for in such Executive’s employment agreement with the Company and the Company’s Officer Severance Policy, as applicable.  As used herein, “Applicable Period” means as to a Company Executive, the required continuation period as provided for in such Executive’s employment agreement with the Company or the Company’s Officer Severance Policy, as applicable.

(c)                                  On and after the Effective Time, the Company will honor the terms of the employment agreements with each ANI employee or officer listed on Section 5.17(c) of the ANI Disclosure Schedule (individually and collectively referred to herein as the “ANI Executives”) and the terms of the Company’s Officer Severance Policy as it applies to Company employees terminated on or prior to the Closing Date.

(d)                                 Set forth on Section 5.17(d) of the Company Disclosure Schedule is a calculation by the Company of the severance amounts owed in connection with the Merger that the Company Executives included on such list may not receive until six (6) months following the date they terminate employment with the Company in order to comply with Code Section 409A (the “Delayed Severance Amounts”).  During the Interim Period, the Company will (i) adopt a grantor trust (substantially in the form of a trust agreement already provided to ANI), of which the Company is the grantor, within the meaning of subpart E, Part I, subchapter J, chapter 1, subtitle A of the Code (the “Rabbi Trust”) and (ii) deposit an amount equal to the Delayed Severance Amounts in such Rabbi Trust.  The Rabbi Trust will be revocable during the Interim Period and will become irrevocable at the Effective Time.  The principal of the Rabbi Trust, and any earnings thereon, will be held separate and apart from other funds of the Company and used exclusively for the purpose of making payments to the Company Executives of the Delayed Severance Amounts at the end of the six (6) month suspension period and in accordance with the terms of their employment agreements and will be included as a Liability in the calculation of Net Cash; provided, however, that any assets held by the

Rabbi Trust will be subject to the claims of the Company’s general creditors under federal and state law in the event of the Company’s insolvency (as defined under such Rabbi Trust agreement).

(e)                                  The Company will cease contributions to and terminate each Company Plan qualified under Code Section 401(k) (the “Company 401(k) Plan”), and adopt written resolutions and a plan amendment terminating the Company Plan, such cessation of contributions and termination to be effective no later than one (1) Business Day preceding the Effective Time; provided, however, that such Company 401(k) Plan termination may be made contingent upon the consummation of the transactions contemplated by this Agreement.

(f)                                    Subject to the obligations set forth in Section 5.17(d) and Section 5.7(e), nothing in this Section 5.17 will (i) constitute or be treated as an amendment of any Company Benefit Plan or ANI Benefit Plan (or an undertaking to amend any such plan), (ii) prohibit ANI or the Company from amending, modifying or terminating any ANI Benefit Plan or Company Benefit Plan pursuant to, and in accordance with, the terms thereof, or (iii) confer any rights or benefits on any Person other than ANI and the Company.  Notwithstanding the foregoing, the Company will honor, in accordance with the terms as in effect immediately prior to the Effective Time, the employment agreements between the Company and the Company Executives and between ANI and the ANI Executives, as well as the Company’s Officer Severance Policy for the individuals set forth in Section 5.17(f) of the Company Disclosure Schedule who are entitled to severance in accordance therewith.

(g)                                 Immediately prior to the Effective Time, the Company will terminate all of its employees, except those as to whom ANI has delivered written notice that they should not be terminated, if any.

(h)                                 Following the Effective Time, the Surviving Corporation will use commercially reasonable efforts to provide retiree group medical and dental coverage to the individuals listed on Section 4.9(j) of the Company Disclosure Schedule and the Company Executives listed on Section 5.17(b) of the Company Disclosure, in accordance with the group medical and dental plans of the Surviving Corporation in effect from time to time.  The premiums for any such retiree group medical and dental coverage, if not required to be paid by the Company pursuant to the terms of an employment agreement of an employee or officer listed on Section 5.17(b) of the Disclosure Schedule, will be payable by the covered individual.

5.18                           Takeover Statutes.  At all times prior to the Effective Time, each of the Company and ANI will: (i) take all reasonable action necessary to ensure that no Takeover Statute is or becomes applicable to this Agreement or the transactions contemplated hereby, including the Merger; and (ii) if any Takeover Statute becomes applicable to this Agreement or the transactions contemplated hereby, including the Merger, take all reasonable action necessary to ensure that the transactions contemplated by this Agreement, including the Merger, may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on this Agreement or the transactions contemplated hereby, including the Merger.

5.19                           Further Assurances.  At and after the Effective Time, the officers and directors of the Company will be authorized to execute and deliver, in the name and on behalf of ANI, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of ANI, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of ANI acquired or to be acquired by the Company as a result of, or in connection with, the Merger.

5.20                           Stockholder Litigation.  The Company will give ANI the opportunity to participate in, and the Company and ANI will reasonably cooperate with respect to, the defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the Merger, this Agreement or any transaction contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement, will provide ANI with copies of all applicable pleadings, motions and other filings (as well as transcripts of depositions) and give ANI the reasonable opportunity to comment thereon, together with copies of any underlying documents relevant thereto and will not settle or offer to settle any such litigation without the prior written consent of ANI.

5.21                           Net Cash.  The Company will deliver to ANI a calculation of Net Cash (in the form previously delivered as Section 4.4(d) of the Company Disclosure Schedule) as follows: (a) no less than ten (10) days after the end of each calendar month, with respect to Net Cash as of the last day of the preceding month, (b) at least (3) calendar days prior to the mailing of the Joint Proxy Statement/Prospectus, with respect to estimated Net Cash as of the date of such mailing, and (c) at least (3) calendar days prior to the Closing Date, with respect to estimated Net Cash as of Closing Date. For purposes of determining Net Cash as of the Closing Date, the Parties agree that if ANI shall dispute such calculation as of the Closing Date and assert that the Minimum Net Cash condition to Closing set forth in Section 6.2(f) of the Agreement will not be satisfied, then the process set forth in Section 2.2(c) above will be followed in order to determine whether or not the Minimum Net Cash condition to Closing in Section 6.2(f) has been satisfied, subject to the timing set forth in clause (c) above. In the event a final determination of the Net Cash has not been made on the scheduled Closing Date, the Parties agree that the Closing Date will be adjourned to the second (2nd) Business Day following final determination of the Net Cash in accordance with Section 2.2(c)(vi) of the Agreement (assuming the above referenced Minimum Net Cash covenant referenced above has either been satisfied or waived by ANI).

5.22                           Amending Party.  The Company agrees to use commercially reasonable efforts to enter into an amendment to the Company Contract with the party (the “Amending Party”) set forth in Section 5.2 of the Company Disclosure Schedule prior to the Closing Date, in substantially the form provided to ANI prior to the date hereof.  In the event that such amendment, in substantially the form presented to ANI prior to the date hereof, is entered into and is in full force and effect (without default thereunder) on the Determination Date, then ANI agrees that any amounts received by the Company pursuant to paragraph 2 of such amendment and Section 7(c)(i) as added by such amended agreement on December 31, 2012, may be included as “Net Cash” for purposes of the calculation of Net Cash as of the Determination Date under Section 2.2(a)(vii) of the Agreement, even if the Determination Date occurs prior to December 31, 2012.

5.23                           Asset Letter of Intent.  The Parties agree that the Company may enter into negotiations relating to the sale of the assets referred to in the non-binding letter of intent dated as of October 5, 2012 in the form provided to ANI prior to the date hereof and may execute such letter of intent (as executed, the “Letter of Intent”) and a definitive agreement related thereto; provided, however, that ANI shall have the right to review the execution copy of the Letter of Intent and the right to approve any material changes therein from the form previously provided to ANI and to review the definitive agreement in respect thereto and to the extent any provision of that definitive agreement was not specifically set forth in the Letter of Intent, ANI shall have the right to approve such provision, which approval is not to be unreasonably withheld.  ANI agrees that any amounts received by the Company prior to the Determination Date pursuant to such definitive agreement may be included as Net Cash for purposes of the calculation of Net Cash under Section 2.2(a)(vii).

5.24                           Hart-Scott-Rodino.  If the Parties mutually determine that any filing is required by the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), then each of the Parties agrees to file as promptly as practicable with the Federal Trade Commission and the Antitrust Division of the Department of Justice all requisite documents and notifications relating to this Agreement and the transactions contemplated hereby, including the Merger and supply any additional information that may be required or requested in connection therewith as promptly as practicable.  The Parties further agree that any filing fee payable in connection therewith will be paid by the Company, however, only 50% thereof will be include in the calculation of Net Cash.

5.25                           ANI Warrants.  ANI agrees to use commercially reasonable efforts to obtain cancellation and termination agreements from all holders of the ANI Warrants prior to the Effective Time, pursuant to which each such holder will agree that all ANI Warrants held by such holder immediately prior to the Effective Time and that have not been validly exercised prior thereto will be cancelled and terminated as of the Effective Time without any consideration therefor.

ARTICLE VI.
Conditions Precedent

6.1                                 Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each of the Parties to this Agreement to effect the Merger will be subject to the satisfaction before the Closing of the following conditions, any one or more of which may be waived in writing by all of the Parties:

(a)                                  Company Stockholder Approval.  The Company Stockholder Approval has been obtained at the Company Special Meeting (or at any adjournment or postponement thereof).

(b)                                 ANI Stockholder Approval.  The ANI Stockholder Approval has been obtained at the ANI Special Meeting (or at any adjournment or postponement thereof).

(c)                                  HSR Clearance.  All applicable waiting periods (including any extensions thereof) under any filing required to be made by the Company and ANI under the HSR Act have expired or been terminated, if applicable.

(d)                                 Statute or Decree.  No Applicable Law or Order has been enacted, entered, promulgated or enforced by any Government Authority, which remains in effect and which prohibits the consummation of the Merger or otherwise makes the Merger illegal.

(e)                                  Effectiveness of Registration Statement.  The Registration Statement has become effective in accordance with the provisions of the Securities Act, no stop order has been issued by the SEC and remains in effect with respect to the Registration Statement and no proceeding seeking such a stop order has been initiated by the SEC and remains pending or is threatened by the SEC.

(f)                                    Listing of Shares.  The existing shares of Company Common Stock have been continually listed on NASDAQ during the Interim Period, and the shares of Company Common Stock issued in connection with the Merger have been approved for listing (subject only to notice of issuance) on The NASDAQ Global Market or The NASDAQ Capital Market, effective at the Effective Time.

(g)                                 Tax Opinions.  ANI has received the written opinion of SNR Denton US LLP and the Company has received the written opinion of Oppenheimer Wolff & Donnelly LLP, each dated as of the Effective Time and each to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.  The issuance of such opinions will be conditioned upon the receipt by such counsel of customary representation letters from each of the Company and ANI, in each case, in form and substance reasonably satisfactory to such counsel.  Each such representation letter has been dated on or before the date of such opinion and has not been withdrawn or modified in any material respect.

6.2                                 Conditions to Obligations of ANI.  The obligation of ANI to effect the Merger is subject to the satisfaction before the Closing of the following additional conditions, any one or more of which may be waived in writing by ANI:

(a)                                  The representations and warranties of the Company set forth in Article IV are true and correct in all material respects at and as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period) (except for any representations or warranties that are qualified or limited as to “materiality,” “Material Adverse Effect” or words of similar import set forth therein shall be true and correct in all respects).

(b)                                 The Company has performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)                                  There has not occurred and is continuing any Material Adverse Effect on the Company between the date of this Agreement and the Closing Date.

(d)                                 ANI has received a certificate executed by the principal executive officer of the Company certifying that the Company has complied with the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) of this Agreement.

(e)                                  ANI has received a true, correct and complete copy of the notice required to be delivered under Section 9.6 of the Indenture to the holders of the Company Convertible Notes and any other notice required under the Indenture.

(f)                                    The Company has Net Cash as determined pursuant to Section 5.21 of no less than $17 million (which minimum amount will be increased by one-half of the amount of any cash received from the Amending Party pursuant to and as permitted by in Section 5.22 (the “Minimum Net Cash”).

(g)                                 No new Actions have been instituted against the Company by or on behalf of any stockholder or holder of Company Convertible Notes other than those which have been settled prior to the Closing Date.

6.3                                 Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is subject to the satisfaction before the Closing of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)                                  The representations and warranties of ANI set forth in Article III are true and correct at and as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period) (except for any representations or warranties that are qualified or limited as to “materiality,” “Material Adverse Effect” or words of similar import set forth therein shall be true and correct in all respects).

(b)                                 ANI has performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)                                  There has not occurred and is continuing any Material Adverse Effect on ANI between the date of this Agreement and the Closing Date.

(d)                                 The Company has received a certificate executed by the principal executive officer of ANI certifying that ANI has complied with the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) of this Agreement.

(e)                                  ANI has delivered evidence reasonably satisfactory to the Company that the terminations of (i) the Third Amended and Restated Stockholders’ Agreement, dated as of January 28, 2011, by and among ANI and the stockholders name therein and (ii) ANI’s obligation to pay the annual monitoring and advisory fees pursuant to the Note

Purchase Agreement, dated as of January 28, 2011, as amended, by and among ANI and the other parties named therein, previously delivered to the Company remain in effect.

ARTICLE VII.
Termination

7.1                                 Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after Company Stockholder Approval or ANI Stockholder Approval is obtained (except as otherwise set forth below):

(a)                                  by mutual written consent of the Company and ANI;

(b)                                 by either the Company or ANI if the Merger has not been consummated by May 31, 2013 (the “Outside Date”); provided, however, that in the event the Registration Statement is not filed with SEC prior to or on November 30, 2012, the Outside Date will be extended for one day for each day after November 30, 2012 that the Registration Statement has not been filed with the SEC, but will not, in any event, extend past July 31, 2013; provided further, however, that the right to terminate this Agreement under this Section 7.1(b) will not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(c)                                  by the Company or ANI if any Applicable Law irrevocably prohibits or makes the Merger illegal, or if an Order has been entered by a Government Authority of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the Merger and such Order has become final and non-appealable, provided in each case that the Party seeking to terminate this Agreement pursuant to this Section 7.1(c) has performed its obligations under Section 5.9 to resist, resolve or remove such Applicable Law or Order;

(d)                                 by the Company or ANI if the Company Special Meeting has been held and completed (including any adjournments or postponements thereof), the Company’s stockholders have taken a final vote on a proposal to adopt the Company Charter Amendments and this Agreement and to approve the transactions contemplated by this Agreement, including the Merger, and Company Stockholder Approval has not been obtained; provided, however, that a Party will not be permitted to terminate this Agreement pursuant to this Section 7.1(d) if the failure to obtain Company Stockholder Approval is attributable to a failure on the part of such Party seeking to terminate this Agreement to perform any material obligation required to be performed by such Party at or prior to the date of such vote;

(e)                                  by the Company or ANI if the ANI Special Meeting has been held and completed (including any adjournments or postponements thereof), ANI’s stockholders have taken a final vote on a proposal to adopt this Agreement and approve the transactions contemplated hereby, including the Merger, and the ANI Stockholder Approval has not been obtained; provided, however, that a Party will not be permitted to terminate this Agreement pursuant to this Section 7.1(e) if the failure to obtain the ANI Stockholder Approval is attributable to a failure on the part of such Party seeking to terminate this Agreement to perform any material obligation required to be performed by such Party at or prior to the date of such vote;

(f)                                    by ANI, if the Company fails to include the Company Board Recommendation in the Registration Statement containing the Joint Proxy/Prospectus or take any of the actions described in Section 5.3(e) or (f), even if permitted thereby;

(g)                                 by the Company, pursuant to Section 5.4(d)(ii);

(h)                                 by the Company, upon a breach of any representation, warranty, covenant or obligation on the part of ANI set forth in this Agreement, or if any representation or warranty of ANI has become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty has become untrue, provided that such breach by ANI or inaccuracy in ANI’s representations and warranties cannot be cured by ANI or, if capable of being cured, has not been cured by ANI, in each case within thirty (30) days following receipt by ANI of written notice of such breach or inaccuracy from the Company (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(f) if it has materially breached this Agreement and remains in breach of this Agreement as of the date of such proposed termination);

(i)                                     by ANI, upon a breach of any representation, warranty, covenant or obligation on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company has become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty has become untrue, provided that such breach by the Company or inaccuracy in the Company’s representations and warranties cannot be cured by the Company or, if capable of being cured, has not been cured by the Company, in each case within thirty (30) days following receipt by the Company of written notice of such breach or inaccuracy from ANI (it being understood that ANI may not terminate this Agreement pursuant to this Section 7.1(e) if it has materially breached this Agreement and remains in breach of this Agreement as of the date of such proposed termination);

(j)                                     by ANI if, prior to obtaining Company Stockholder Approval, the Company Board has (i) effected any Change in Company Board Recommendation; (ii) failed to publicly reaffirm the Company Board Recommendation within two (2) Business Days of ANI’s request; or (iii) failed to recommend against a tender or exchange offer related to an Acquisition Proposal in any position taken pursuant to Rules 14d-9 and 14e-2 under the Exchange Act; or

(k)                                  by ANI if the Company, after receiving an Acquisition Proposal, has materially violated or breached any of its obligations under Section 5.4(b) with respect to such Acquisition Proposal.

7.2                                 Notice of Termination; Effect of Termination.  A Party desiring to terminate this Agreement pursuant to Section 7.1 (other than Section 7.1(a)) must give written notice of such termination to the other Party in accordance with Section 8.4, specifying the provision or provisions hereof pursuant to which such termination is being effected.  In the event of the valid termination of this Agreement as provided in Section 7.1, except as set forth in this Section 7.2 or in Section 7.3, each of which will survive the termination of this Agreement, this Agreement will forthwith become void and have no effect, without any liability on the part of any Party other than liability for any breach of this Agreement occurring prior to such termination.  No termination of this Agreement will affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations will survive termination of this Agreement in accordance with their terms.

7.3                                 Fees and Expenses.

(a)                                  Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the Merger, will be paid by the Party incurring such Expenses if the Merger is not consummated; provided, however, that the Surviving Corporation will pay the Expenses of each Party if the Merger is consummated.  Notwithstanding the foregoing, if this Agreement is terminated (i) by ANI pursuant to Section 7.1(f), Section 7.1(i) or Section 7.1(j) or (ii) the Company pursuant to Section 7.1(e) or Section 7.1(g), then the Company will reimburse ANI for all of ANI’s Expenses; provided, however, that the amount required to be reimbursed in respect of Expenses by the Company will not exceed five hundred thousand dollars ($500,000).  In addition, in the event of a termination of this Agreement as set forth in clause (i) or (ii) above where another transaction otherwise constituting an Acquisition Proposal (except all references to “15%” in such definition will be deemed to be references to “30%,” instead) is consummated within twelve (12) months or, in the case of a termination by the Company pursuant to Section 7.1(e), two (2) months following such termination, an additional termination fee would be paid by the Company to ANI which, when combined with the foregoing Expense reimbursement previously paid to ANI, would equal a total of one million dollars ($1,000,000) (the “ANI Termination Fee”).  If the Agreement is terminated by the Company pursuant to Section 7.1(h), then ANI will to pay to the Company a termination fee of seven hundred fifty thousand dollars ($750,000) (the “Company Termination Fee” and, together with the ANI Termination Fee, the “Termination Fees”)).  As used herein “Expenses” includes all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party or its Affiliates) incurred by a Party or on its behalf in connection with, or related to, the authorization, preparation, negotiation and performance of this Agreement and the other documents and agreements required hereby.

(b)                                 Any Expenses or Termination Fee required to be paid by the Company pursuant to this Section 7.3 will be paid by the Company pursuant to a wire transfer of immediately available funds to an account designated by ANI in writing, concurrently with any notice of termination by the Company, or within two (2) Business Days of any notice of termination given by ANI, in the case of Expenses and concurrently with the consummation of any Acquisition Proposal, in the case of a termination fee.

(c)                                  Any Termination Fee required to be paid by ANI pursuant to this Section 7.3 will be paid by ANI pursuant to a wire transfer of immediately available funds to an account designated by the Company in writing, concurrently with any notice of termination by the Company.

(d)                                 Subject to the Parties’ right to specifically enforce the terms of this Agreement pursuant to Section 8.7 prior to the valid termination of this Agreement, but notwithstanding any other provision of this Agreement to the contrary, each of ANI and the Company agree that (i) such Party’s right to receive the payment of a Termination Fee (and, if applicable, the reimbursement of Expenses), as and when set forth in Section 7.3(a), will be the sole and exclusive remedy of such Party against the other Party, any of such other Party’s Subsidiaries or any of their respective former, current or future Representatives, stockholders, general or limited partners, members, managers, directors, officers, employees, agents, assignees or Affiliates (collectively, the “Other Parties”) for all losses and damages suffered as a result of the failure of the Merger or the other transactions contemplated by this Agreement to be consummated or for any other breach or failure to perform hereunder or otherwise, and (ii) none of the Other Parties will have any liability or obligation, in any such case (clause (i) or (ii)) relating to, arising out of or with respect to this Agreement or any of the transactions contemplated hereby (whether relating to, arising out of or with respect to any matter(s) forming the basis for such termination or otherwise).  Without limitation of the foregoing, neither Party nor any of its respective Affiliates or any other Person will be entitled to bring or maintain any proceeding, claim, suit or action against, or seek damages from, any of the Other Parties in contravention of the preceding sentence.

(e)                                  Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, (ii) any Termination Fee is not a penalty, but constitutes liquidated damages, in a reasonable amount that will compensate the Company or ANI, as the case may be, in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the Parties would not enter into this Agreement.  If either the Company or ANI fails to pay a Termination Fee or reimburse Expenses when due, and, in order to obtain such payment, the other Party commences a suit that results in a judgment against the defaulting party for such Termination Fee or Expense reimbursement, the defaulting Party will pay to the other Party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amount of the Termination Fee or Expense reimbursement from the date such payment was required to be made until the date of payment at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

ARTICLE VIII.
General Provisions

8.1                                 Non-Survival of Representations, Warranties, Covenants and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time, and (b) this Article VIII.

8.2                                 Amendment and Modification.  This Agreement may be amended, modified or supplemented only by the written agreement of the Company and ANI at any time prior to the Effective Time; provided, however, that after either Company Stockholder Approval or the ANI Stockholder Approval is obtained no amendment or waiver that, pursuant to Applicable Law, requires further Company Stockholder Approval or ANI Stockholder Approval, as applicable, will be effective without the receipt of such further Company Stockholder Approval or ANI Stockholder Approval, as applicable.

8.3                                 Waiver of Compliance; Consents.  Any failure of the Company or ANI to comply with any obligation, covenant, agreement or condition herein may be waived by ANI (with respect to any failure by the Company) or by the Company (with respect to any failure by ANI), respectively, only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  Whenever this Agreement requires or permits consent by or on behalf of any Party, such consent will be deemed effective when given in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 8.3.

8.4                                 Notices.  All notices, requests, demands, claims and other communications that are required to be or may be given under this Agreement must be in writing and will be deemed to have been effectively given: (i) upon personal delivery to the recipient; (ii) when sent by confirmed facsimile, if sent during normal business hours of the recipient; if not, then on the next Business Day; or (iii) one (1) Business Day after deposit with a nationally recognized overnight courier, specifying next-day delivery, with written verification of receipt, in each case to the intended recipient at the following addresses:

(a)                                  if to the Company, to

BioSante Pharmaceuticals, Inc.

111 Barclay Boulevard

Lincolnshire, IL 60069

Attention:  Stephen M. Simes

Facsimile:  (847) 478-9260

with a copy to

Oppenheimer Wolff & Donnelly LLP

222 South Ninth Street, Suite 2000

Minneapolis, MN  55402-3338

Attention:            Bruce A. Machmeier, Esq.

Amy E. Culbert, Esq.

Facsimile No.:  (612) 607-7100

and

(b)                                 if to ANI, to

ANIP Acquisition Company

210 Main Street West

Baudette, MN 56623

Attention: Arthur Przybyl

Facsimile No.: (218) 634-3540

with a copy to

SNR Denton US LLP

1221 Avenue of the Americas

New York, NY 10020

Attention: Paul A. Gajer, Esq.

Facsimile No.: (212) 768-6800

or to such other address as any Party has furnished to the other by notice given in accordance with this Section 8.4.

8.5                                 Assignment; Third-Party Beneficiaries.  Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any of the Parties without the prior written consent of the other Party.  This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.  This Agreement is not intended to confer any rights or remedies upon any Person other than: (i) the Parties; (ii) the Company Indemnified Persons only after the Effective Time and only with respect to Section 5.12; (iii) the ANI Indemnified Persons only after the Effective Time and only with respect to Section 5.13; (iv) Company Director Designees only after the Effective Time and only with respect to Section 5.14 and (v) the Company Executives and other benefit plan participants only after the Effective Time and only with respect to Section 5.17.

8.6                                 Governing Law.  This Agreement will be governed by the laws of the State of Delaware without reference to principles of conflicts of laws that would result in the application of the laws of any other jurisdiction.

8.7                                 Other Remedies; Specific Enforcement; Consent to Jurisdiction.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.  The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform their obligations pursuant to this Agreement in accordance with its specified terms or otherwise breach such terms.  Accordingly, the Parties acknowledge and agree that the Parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.  Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that: (i) any Party has an adequate remedy at law; or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. In addition, each of the Parties: (x) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any state court located in the State of Delaware in the event that any dispute arises out of this Agreement or the transactions contemplated hereby, including the Merger; (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (z) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby, including the Merger, in any court other than a federal court located in the State of Delaware or a state court located in the State of Delaware.

8.8                                 Counterparts.  This Agreement may be executed in any number of counterparts and by facsimile signatures, any one of which need not contain the signatures of more than one Party and each of which will be an original, but all such counterparts taken together will constitute one and the same instrument.  The exchange of copies of this Agreement or amendments thereto and of signature pages by facsimile transmission or by e-mail transmission in portable digital format (or similar format) will constitute effective execution and delivery of such instrument(s) as to the Parties and may be used in lieu of the original Agreement or amendment for all purposes.  Signatures of the Parties transmitted by facsimile or by e-mail transmission in portable digital format (or similar format) will be deemed to be their original signatures for all purposes.

8.9                                 Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

8.10                           Interpretation.

(a)                                  For purposes of this Agreement, whenever the context requires, the singular number will include the plural, and vice versa, the masculine gender will include the feminine and neuter genders, the feminine gender will include the masculine and neuter genders, and the neuter gender will include masculine and feminine genders.

(b)                                 When calculating the time period before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is referenced in calculating such period will be excluded (for example, if an action is to be taken within two (2) days of a triggering event and such event occurs on a Tuesday, then the action must be taken by Thursday). If the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day.

(c)                                  As used in this Agreement, the words “include” and “including” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation”.

(d)                                 Except as otherwise expressly indicated, all references in this Agreement to a “Section”, “Article”, “Preamble”, “Recitals” or “Exhibit” are intended to refer to a Section, Article, the Preamble, the Recitals or an Exhibit of this Agreement, and all references to a “Schedule” are intended to refer to a Section of the ANI Disclosure Schedule or the Company Disclosure Schedule, as applicable.

(e)                                  As used in this Agreement, the terms “hereof”, “hereunder”, “herein” and words of similar import will refer to this Agreement as a whole and not to any particular provision, Section, Exhibit or Schedule of this Agreement.

(f)                                    The phrases “known” or “knowledge” mean, (i) with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of the individual’s employment or professional responsibility, and (ii) with respect to any Person, that any officer of such Person is actually aware of the relevant fact or such officer would reasonably be expected to know after due inquiry with respect to such officer’s areas of primary responsibility .

(g)                                 Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations among the Parties.  Consequently, this Agreement will be interpreted without reference to any rule or precept of Applicable Law that states that any ambiguity in a document be construed against the drafter.

(h)                                 Any reference in this Agreement to “$” or “dollars” will mean U.S. dollars.

(i)                                     All references to any section of any law include any amendment of, and/or successor to, that section.

(j)                                     The table of contents and Article and Section headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(k)                                  All terms defined in this Agreement will have such defined meanings when used in the Company Disclosure Schedule or the ANI Disclosure Schedule or any certificate or other document made or delivered pursuant hereto or thereto unless otherwise defined therein.

8.11                           Entire Agreement.  This Agreement and the Confidentiality Agreement, including the exhibits hereto and the documents and instruments referred to herein (including the Company Disclosure Schedule and the ANI Disclosure Schedule), embody the entire agreement and understanding of the Parties in respect of the subject matter contained herein.  There are no representations, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein and therein.

8.12                           Deliveries.  Each Party agrees and acknowledges that all documents or other items included in the electronic dataroom used in connection with the Merger or otherwise delivered to the other Party or its representatives (including legal counsel and accountants) will be deemed to be delivered, provided or made available to the other Party for all purposes under this Agreement.

8.13                           Arbitration Concerning Litigation Reserve.  The Parties agree that any dispute arising out of or relating to the determination of the reserve in Section 2.2(a)(vii)(G) prior to November 15, 2012 (including any dispute regarding the arbitrability thereof), will be resolved through expedited, binding and confidential arbitration conducted before a single arbitrator pursuant to the then-current Expedited Procedures of the Commercial Arbitration Rules and Mediation Procedures of the American Arbitration Association, unless the parties mutually agree in writing otherwise.  Any arbitration hearing will be conducted in Chicago, Illinois.  The arbitration hearing will be concluded within thirty (30) days of selection of the arbitrator and the arbitrator will rule within seven (7) days following the closing of the hearing, unless the parties mutually agree in writing otherwise.   The arbitrator’s award and decision will be limited to a determination of the amount of the litigation reserve to be included in the calculation of Net Cash pursuant to Section 2.2(a)(vii)(G).  The Parties mutually waive any and all rights to challenge the arbitration decision in any state or federal court.

8.14                           WAIVER OF JURY TRIAL.  THE COMPANY AND ANI EACH HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING THE MERGER.

[signature page follows]

IN WITNESS WHEREOF, Parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

BIOSANTE PHARMACEUTICALS, INC.

By:	/s/ STEPHEN M. SIMES
Name:	Stephen M. Simes
Title:	Vice Chairman, President and Chief Executive Officer

ANIP ACQUISITION COMPANY

By:	/s/ ARTHUR PRZYBYL
Name:	Arthur Przybyl
Title:	President and Chief Executive Officer

Schedule I

ANI Stockholders to Sign Voting Agreement

Meridian Venture Partners II, L.P.

FA Private Equity Fund IV, L.P.

FA Private Equity Fund IV GMBH & Co. Beteiligungs KG

The Productivity Fund IV, L.P.

The Productivity Fund IV Advisors Fund, L.P.

Argentum Capital Partners II, L.P.

Schedule II

Company Stockholders to Sign Voting Agreement

Louis W. Sullivan, M.D.

Fred Holubow

Ross Mangano

John T. Potts, Jr., M.D.

Edward C. Rosenow, III, M.D.

Stephen M. Simes

Stephen A. Sherwin, M.D.

Phillip B. Donenberg

Michael C. Snabes, Ph.D., M.D.

JO & Co

Oliver & Co.

Schedule III

Company Directors and Officers after Effective Time

ANI Director Designees:

Robert E. Brown, Jr.

Thomas A. Penn

Tracy Marshbanks

Arthur S. Przybyl

Robert Schrepfer

Company Director Designees (to be two (2) of the following):

Louis W. Sullivan, M.D.

Fred Holubow

Ross Mangano

John T. Potts, Jr., M.D.

Edward C. Rosenow, III, M.D.

Stephen M. Simes

Stephen A. Sherwin, M.D.

Officers:

Robert E. Brown, Jr.—Chairman of the Board

Arthur S. Przybyl—President and Chief Executive Officer

Charlotte Arnold—Secretary, Treasurer and Chief Financial Officer

James Marken—Vice President of Operations

Robert Jamnick—Vice President of Quality and Product Development